     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 13, 1996



                                                       REGISTRATION NO. 333-3559

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-2

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                          FISCHER IMAGING CORPORATION
             (Exact name of registrant as specified in its charter)

                   DELAWARE                                     36-2756787
       (State or other jurisdiction of                       (I.R.S. Employer
        incorporation or organization)                    Identification Number)

                            12300 NORTH GRANT STREET
                             DENVER, COLORADO 80241
                                 (303) 452-6800
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                MORGAN W. NIELDS
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                          FISCHER IMAGING CORPORATION
                            12300 NORTH GRANT STREET
                             DENVER, COLORADO 80241
                                 (303) 452-6800
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                                   Copies to:

              PAUL HILTON, ESQ.                            DAVID J. SEGRE, ESQ.
          N. ANTHONY JEFFRIES, ESQ.                      KENNETH M. SIEGEL, ESQ.
          DAVIS, GRAHAM & STUBBS LLP                 WILSON SONSINI GOODRICH & ROSATI
      370 SEVENTEENTH STREET, SUITE 4700                 PROFESSIONAL CORPORATION
           DENVER, COLORADO, 80202                          650 PAGE MILL ROAD
                (303) 892-9400                         PALO ALTO, CALIFORNIA 94304
                                                              (415) 493-9300

                             ---------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                             ---------------------

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If the registrant elects to deliver its latest annual report to security-holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, please check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /
                             ---------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

***************************************************************************
*                                                                         *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A  *
*  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED     *
*  WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT  *
*  BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE        *
*  REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT    *
*  CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY     *
*  NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH  *
*  SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO            *
*  REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH    *
*  STATE.                                                                 *
*                                                                         *
***************************************************************************



                   SUBJECT TO COMPLETION, DATED JUNE 13, 1996

PROSPECTUS
dated                , 1996

                                1,350,000 SHARES

                        FISCHER IMAGING CORPORATION LOGO

                                  COMMON STOCK


Of the 1,350,000 shares of Common Stock offered hereby, 1,200,000 shares are being sold by Fischer Imaging Corporation (the "Company"), and 150,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sales of shares by the Selling Stockholders.



The Company's Common Stock is traded on the Nasdaq National Market under the symbol "FIMG." On June 12, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market was $14.375 per share. See "Price Range of Common Stock."


SEE "RISK FACTORS" COMMENCING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


- ----------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------
                                                                               PROCEEDS TO
                       PRICE TO         UNDERWRITING       PROCEEDS TO           SELLING
                        PUBLIC          DISCOUNT(1)         COMPANY(2)       STOCKHOLDERS(2)
- ----------------------------------------------------------------------------------------------
Per Share........          $                 $                  $                   $
- ----------------------------------------------------------------------------------------------
Total(3).........          $                 $                  $                   $
- ----------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting offering expenses payable by the Company and certain Selling Stockholders estimated at $350,000, and $10,000, respectively.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 202,500 additional shares of Common Stock solely to cover over-allotments, if any, at the Price to Public less the Underwriting Discount. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be
    $           , $           and $           , respectively. See
    "Underwriting."


The shares of Common Stock are offered by the Underwriters subject to prior sale when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the certificates representing the shares of Common Stock will be made at the offices of Piper Jaffray Inc. in Minneapolis, Minnesota on or about
  , 1996.


PIPER JAFFRAY INC.                                       NEEDHAM & COMPANY, INC.

                          FISCHER IMAGING CORP [LOGO]

     Fischer Imaging Corporation designs, manufactures and markets specialty and general purpose medical imaging systems for the diagnosis and treatment of disease. The Company's newest product lines are directed towards medical specialties in which image-guided, minimally-invasive therapies are replacing open surgical procedures.

                     -----------------------------------





                                  PICTURE 1
                     -----------------------------------


                    Mammotest(R) stereotactic core needle

                                biopsy system


- ------------------------------------------                               ------------------------------------------





                 PICTURE 2                                                                PICTURE 3
- ------------------------------------------                               ------------------------------------------
 Mammovision(R) breast biopsy workstation                                SENOSCAN(R) full-field digital mammography
                                                                                 system (under development)


IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."
                             ---------------------


Fischer(R), Fischer Imaging(R), Mammotest(R), Mammovision(R), and TRAUMEX(R) are registered trademarks of, and HFX(TM), SENOSCAN(TM), Target on Scout(TM), EPACE(TM), EPIC(TM), and EP/Stim(TM) are trademarks of, the Company. The registered trademarks of other companies are also used in this Prospectus.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Except where otherwise indicated, the information contained in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. This Prospectus, including the information incorporated by reference herein, contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

                                  THE COMPANY

     Fischer Imaging Corporation (the "Company") designs, manufactures and markets specialty and general purpose medical imaging systems for the diagnosis and treatment of disease. The Company's newest product lines are directed towards medical specialties in which image-guided, minimally-invasive therapies are replacing open surgical procedures. These products are used primarily in the diagnosis and treatment of breast cancer, heart disease and vascular disease. The Company also designs and manufactures specialty x-ray imaging components and subsystems for several leading medical products companies as an original equipment manufacturer ("OEM") and sells general radiology systems for use in hospitals, clinics and physicians' offices.


     The Company is a leader in the development of imaging systems addressing the screening and diagnosis of breast cancer. Breast cancer is the leading cause of cancer death among women aged 40 to 55 and the second leading cause of cancer death among all women in the United States. The Company estimates that the costs of all elements of screening and diagnosing breast cancer in the United States were approximately $5.9 billion in 1995. The incidence of breast cancer increases with age. Thus, the Company believes that the large number of aging baby boomers coupled with increased breast cancer screening rates and education will lead to an increase in the number of breast cancer screening and diagnostic procedures.



     The Company offers a full line of imaging systems intended for the breast cancer market including screening and diagnostic mammography, stereotactic core needle biopsy and ultrasound breast imaging. In addition, the Company is currently developing a full-field digital mammography system. The Company's Mammotest stereotactic core needle biopsy system pioneered the development of the market for stereotactic core needle biopsy, a cost-effective, less-invasive alternative to surgical biopsy which has been rapidly adopted over the past several years. Although the prone stereotactic core needle biopsy market comprises only a portion of the total breast biopsy market, the Company believes its installed base of approximately 500 Mammotest systems represents the majority of prone stereotactic core needle biopsy systems sold to date. In addition, the Company's SENOSCAN digital mammography system under development may represent a significant technological advance in the imaging of breast tissue, especially in younger women. Current film screen mammography technology is limited in its ability to image the dense breast tissue of younger women.



     The Company is also focused on imaging systems intended for the electrophysiology ("EP") and endovascular procedure markets. EP procedures generally attempt to diagnose and treat cardiac arrhythmia (irregular heartbeat), such as ventricular tachycardia (very rapid heartbeat), and are increasingly performed in dedicated EP laboratories requiring specialized x-ray imaging equipment. The Company offers a full range of specialty EP imaging systems, stimulators and recorders for use in the growing number of diagnostic EP study procedures and EP device implantations. The Company's EP/X and EP/X2 imaging systems offer specially designed features for the electrophysiologist at cost-effective prices. The Company's 2000 Series specialized endovascular imaging systems are targeted for use by the vascular surgeon in conjunction with the growing number of image-guided, less-invasive procedures performed in the operating room, including carotid and peripheral artery stenting and laparoscopic cholecystectomy. In addition, the 2000 Series may be used in connection with abdominal aortic aneurysm ("AAA") stent grafting, when and if this procedure is approved by the FDA.

     Key elements of the Company's growth strategy include:

     - Respond rapidly to clinical innovations. By maintaining close relationships with leading physicians who develop new clinical techniques, the Company intends to maintain a leading position in the development of innovative imaging products that enable cost-effective, minimally-invasive procedures.

     - Focus on the breast cancer market. The Company has pioneered stereotactic core needle breast biopsy products and is focused on developing and selling products for use in breast cancer screening, diagnosis and treatment. In addition, the Company is leveraging its leading technological position in this market to develop new breast imaging and biopsy products using full-field digital, ultrasound and magnetic resonance imaging technology.

     - Develop proprietary products for image-guided, minimally-invasive procedures. The Company believes that the acceptance of minimally-invasive procedures will result in a greater need for innovative imaging systems. The Company intends to continue to offer proprietary products serving emerging medical specialties focused on breast cancer, EP and endovascular procedures.

     - Leverage OEM relationships. The Company intends to maintain strong OEM relationships with leading medical equipment manufacturers. These relationships provide the Company with opportunities to share in the development and use of new technologies, to receive third party funding for new product development, to increase manufacturing volumes for components and subsystems used in other products and, in most cases, to maintain an ownership interest in product design.

     - Expand international sales and strengthen domestic sales channels. The Company intends to continue to expand its international sales through its offices in Europe and Australia and recently China. In addition, the Company intends to strengthen its domestic sales channels by emphasizing cooperative efforts between its dealer network and direct sales force.

     The Company currently markets its products domestically through its direct sales force and certain dealers. The Company currently has approximately 30 direct sales people whose territories primarily cover large metropolitan areas and approximately 30 independent dealers which cover the remainder of the United States. The Company's products are sold internationally through 10 direct sales people and 50 independent dealers. The Company is expanding its international sales efforts to serve medical markets outside the United States since many of these countries are improving their healthcare infrastructures.

     The Company was incorporated in the state of Minnesota in 1973 and was reincorporated in Delaware in 1991. As used in this Prospectus, the term "Company" refers to Fischer Imaging Corporation, a Delaware corporation, and its subsidiaries, and to its predecessor, a Minnesota corporation. The Company's principal offices are located at 12300 North Grant Street, Denver, Colorado, 80241 and its telephone number is (303) 452-6800.

                                  THE OFFERING


Common Stock offered by the Company..............  1,200,000 shares
Common Stock offered by the Selling
  Stockholders...................................  150,000 shares
  Total Common Stock offered.....................  1,350,000 shares
Common Stock to be outstanding after the
  Offering.......................................  8,223,143 shares(1)
Use of proceeds..................................  To repay certain indebtedness and for general corporate purposes. See "Use of
                                                   Proceeds."
Nasdaq National Market symbol....................  FIMG


                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth summary consolidated financial data of the Company and should be read in conjunction with the Consolidated Financial Statements and related Notes thereto and other financial information included therein.


                                                                                                         THREE MONTHS ENDED
                                                               YEAR ENDED DECEMBER 31,                  ---------------------
                                                 ---------------------------------------------------    APRIL 2,    MARCH 31,
                                                  1991       1992      1993(2)    1994(2)     1995        1995        1996
                                                 -------    -------    -------    -------    -------    --------    ---------
STATEMENT OF OPERATIONS DATA:
Net revenues...................................  $57,560    $67,082    $73,332    $68,473    $76,750    $16,625      $20,073
Gross profit...................................   22,325     25,984     29,591     23,947     29,845      5,930        8,485
Earnings (loss) from operations................    4,209      3,456        657     (4,337)     2,894       (175)       1,532
Earnings (loss) before income taxes............    3,504      3,102       (199)    (5,640)     2,277       (469)       1,423
Net earnings (loss)............................    3,104      2,224          0     (5,640)     2,277       (469)       1,073
Dividends and costs related to Series A
  Preferred Stock(3)...........................      314         --         --         --         --         --           --
Net earnings (loss) attributable to common and
  common equivalent shares.....................    2,790      2,224          0     (5,640)     2,277       (469)       1,073
Net earnings (loss) per common and common
  equivalent share(4)..........................  $   .65    $   .40    $   .00    $ (1.02)   $   .36    $  (.08)     $   .15
Weighted average common and common equivalent
  shares outstanding(4)........................    4,316      5,586      5,495      5,526      6,331      5,548        7,211



                                                                                                 MARCH 31, 1996
                                                                                           --------------------------
                                                                                           ACTUAL      AS ADJUSTED(5)
                                                                                           -------     --------------
BALANCE SHEET DATA:
Working capital..........................................................................  $25,168         $41,033
Total assets.............................................................................   56,897          67,688
Total debt...............................................................................    5,870             796
Total stockholders' investment...........................................................   35,608          51,473


- ---------------


(1) Includes 1,333,333 shares of Series D Convertible Preferred Stock which may be converted into an equal number of shares of Common Stock. Excludes 914,100 shares of Common Stock issuable upon exercise of stock options outstanding as of May 31, 1996 at a weighted average exercise price of $8.47 per share.




(2) Includes restructuring provisions of $0.8 million and $2.4 million in 1993 and 1994, respectively, relating to the relocation of a product line, the realignment of service operations, and the restructuring of the Company's product lines and operations to focus on its core business. In 1994, the Company also recorded $1.9 million of non-restructuring charges, including inventory write-downs and increases in reserves.



(3) The Series A Preferred Stock was redeemed in September 1991 following the Company's initial public offering.



(4) See Note 2 of Notes to Consolidated Financial Statements.



(5) Adjusted to reflect the sale of the 1,200,000 shares of Common Stock offered by the Company hereby at an assumed offering price of $14.375 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     An investment in the Common Stock offered hereby involves certain risks. In addition to the other information contained in this Prospectus, prospective investors should carefully consider the following risk factors before making an investment.


RISK OF LOSSES



     The Company, although profitable in 1995, experienced a net loss of $5.6 million in 1994 and had breakeven results in 1993. The loss in 1994 reflected a $2.4 million restructuring provision and $1.9 million of non-restructuring charges, including inventory write-downs and increases in reserves. The Company's 1993 operating results were unfavorably impacted by a $0.8 million restructuring provision. Future profitability will depend on many factors, including demand for the Company's products and the Company's ability to maintain or increase gross margins, control or reduce manufacturing and other costs, avoid the need for future restructuring charges, implement its marketing and sales strategies in the United States and internationally, maintain orders under OEM agreements, renew OEM agreements on favorable terms, and develop and introduce new products that successfully compete. There can be no assurance that the Company will be profitable in future periods. See "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



RISKS OF FLUCTUATIONS IN FINANCIAL RESULTS



     The Company has experienced, and is likely to continue to experience, significant quarterly and annual fluctuations in net revenues, operating results and net income, depending on such factors as the timing of large system shipments to customers, the timing of orders under OEM contracts and related manufacturing and shipment scheduling, new product introductions and new marketing programs by the Company and its competitors, delays in contract development projects, the effect of economic conditions on the Company's markets, the effects of managed healthcare on capital expenditures and reimbursement, increases in marketing and research costs in relation to sales, regulatory clearance of new products, seasonal purchasing patterns of hospitals and the timing of purchasing decisions by customers. Additionally, because the timing of the occurrence of such factors is difficult to anticipate and many of the Company's costs are fixed, the Company may not be able to sufficiently reduce its costs in periods when its revenues are less than anticipated and it may suffer unexpected losses or lower income in these periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


RISKS OF TECHNOLOGICAL CHANGE AND NEW PRODUCTS


     The market for the Company's products is characterized by rapid and significant changes in competitive technologies, evolving medical industry standards and the frequent introduction of new products. Competing core needle biopsy systems and other products competitive with the Company's products have recently been introduced which could adversely affect the Company's sales, profitability and market share. For example, a major surgical supply company is aggressively marketing a large diameter core needle biopsy device with a competitor's breast biopsy table. Alternative surgical procedures or technologies or new medications may also be developed and marketed. For example, new products based on new technologies could replace or reduce the importance of current procedures that utilize the Company's products and render these products uncompetitive. Accordingly, the Company's success will depend in part on its ability to respond quickly to new product introductions, marketing campaigns and medical and technological changes through the development of new products. There can be no assurance that the Company will be able to develop new products in the future on a timely or cost-effective basis, if at all, or that the Company's current products will not be rendered obsolete or noncompetitive. See
"Business -- Research and Development."


RISKS OF NEW PRODUCT DEVELOPMENT AND MARKET ACCEPTANCE

     The Company has a number of potential new products in various stages of development. Currently, the Company's research and development efforts are focused on the development of a full-field digital mam-mography system known as SENOSCAN which is in prototype form and has not yet undergone clinical trials or received clearance or approval from the U.S. Food and Drug Administration ("FDA"). In addition, significant efforts are being expended on EP systems, advanced image processing and high frequency generator design. These products involve technological innovation and require significant planning, design, development and testing at the technological, product and manufacturing process levels. These activities require significant investments in research and development, equipment, inventory, manufacturing and marketing by the Company. Lengthy and expensive clinical trials could also be required prior to submission to the FDA and FDA clearance or approval. There can be no assurance that the Company will be able to successfully design, manufacture and market these new products or that the new products will receive FDA clearance or approval. In addition, the Company's newest products may be used with minimally-invasive surgical procedures and the Company believes that it must demonstrate to physicians and managed healthcare organizations the clinical benefits, safety, efficacy and cost-effectiveness of its products for such procedures. In particular, the Company must demonstrate that its products are an attractive alternative to other products and methods that may be widely accepted. There can be no assurance that surgeons will embrace such techniques as replacements for open surgical procedures or that hospitals will be willing to invest in and utilize the Company's products. Lack of widespread acceptance of these products could have a material adverse effect on the Company's future revenues and earnings. See "Business -- Research and Development."



DEPENDENCE ON PATENTS AND PROPRIETARY RIGHTS


     The Company seeks to protect its proprietary rights through a combination of technical experience, patent, trade secret and trademark protection and nondisclosure agreements. The Company's future success will depend in part on its ability to obtain and enforce patent protection for its products and processes, to preserve its trade secrets and to operate without infringing on the patent or proprietary rights of others.

     While the Company has numerous U.S. and foreign issued patents and pending patent applications covering various aspects of its products, there can be no assurance that the Company's patents, and any patents that may be issued in the future, will provide the Company with significant competitive advantages or protection of its intellectual property. No assurance can be given that any patents owned or applied for by the Company will not be challenged, invalidated or circumvented. Moreover, the laws of some foreign countries do not protect the Company's proprietary rights in its products to the same extent as do the laws of the United States. Attempts to enforce the Company's patents likely would be time consuming and costly. In addition, since many other companies hold patents in fields in which the Company operates, the Company could be found to have infringed third-party patents and could be required to alter its products or processes, pay licensing fees, which may not be available to the Company on commercially reasonable terms, if at all, or cease manufacturing and selling any infringing products and pay damages for past infringement.

     In addition, the Company relies on trade secrets and proprietary know-how, which it seeks to protect, in part, through appropriate confidentiality and proprietary information agreements. There can be no assurance that proprietary information or confidentiality agreements with employees, consultants and others will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known to or independently developed by competitors.


     In April 1992, the Company filed a patent infringement lawsuit against Lorad ("Lorad"), a division of Trex Medical Corporation ("Trex Medical"), an indirect, majority-owned subsidiary of Thermo Electron Corporation, in the United States District Court for the District of Colorado alleging that Lorad had infringed a Company patent covering its Mammotest stereotactic breast biopsy system. The action seeks to enjoin Lorad and its agents from the manufacture, use and sale of their allegedly infringing stereotactic breast biopsy system. The Company is also seeking treble damages and attorneys' fees. The Company intends to seek an early trial date for this litigation, although it appears that the suit may not come to trial until 1997. The Company has incurred and will continue to incur substantial costs in connection with the Lorad litigation, and could incur substantial costs in other suits in which the Company may assert its patent rights against others or in defending itself against suits brought by others.

     The Company has received notice from the holder of a U.S. patent alleging infringement by certain of the Company's products and offering the Company a license to use the patent on terms that are not acceptable to the Company. Although the Company has not concluded its review of the patent, the Company believes that only one former product and one current product could potentially be implicated by the patent. Based on the foregoing, the Company believes that, if required to take a license to the patent, any license fees payable would not have a material adverse effect on the Company's financial position. However, there can be no assurances that the Company's other products could not potentially be implicated by this patent or that this matter will not otherwise have a material adverse effect on the Company. See "Business -- Patents and Proprietary Rights."


COMPETITION


     The Company encounters and expects to continue to encounter intense competition in the sale of its products. The Company believes that the principal competitive factors affecting the market for its products include the clinical aspects of the products, product features, product performance and quality, upgrade flexibility, price and customer service. The Company's competitors include large multinational corporations and their operating units, including GE Medical Systems, a division of General Electric Company, Siemens AG ("Siemens"), Hitachi Medical Corporation ("Hitachi"), Toshiba America Medical Systems, Inc. ("Toshiba"), Shimadzu Precision Systems, Inc. -- Medical Systems Division ("Shimadzu") and Picker International, Inc. ("Picker"), as well as a number of other companies such as Trex Medical. These companies typically have larger installed customer bases and far greater financial, management, manufacturing, sales and marketing and other resources than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, manufacture, promotion and sale of their products than the Company. Moreover, a significant portion of the Company's sales are to medical equipment companies who integrate the Company's products into their own systems or resell these products under their own label. There can be no assurance that such companies will not choose to purchase from alternative sources or internally manufacture competing products. In some cases, products sold by these companies compete with products offered by the Company and its independent dealers. The Company also faces competition from vendors selling used x-ray imaging equipment, particularly general radiology systems, at prices substantially below the prices of the Company's products. In addition, competition could increase if new companies enter the market or if existing competitors expand their product lines or intensify efforts within existing product lines. For example, a competitor recently announced the commercial introduction of an ultrasound-based breast imaging system which it claims will reduce the number of breast biopsies performed. There can be no assurance that the Company's current products or products under development will be sufficient to enable it to compete effectively. In addition, the Company competes for acquisition opportunities, OEM and service contracts and experienced personnel. See
"Business -- Competition."



DEPENDENCE ON SIGNIFICANT OEM CUSTOMERS



     In 1995, sales under OEM contracts constituted approximately 40% of the Company's total revenues. GE Medical Systems, the holder of a 19% interest in the Company, was the Company's largest OEM customer in 1995, accounting for approximately 10.3% of its total revenues. Sales to the Company's four largest customers, which are all OEM customers, accounted for approximately 34% of the Company's 1995 total revenues. Many of these OEM customers are also competitors of the Company and have larger installed customer bases and far greater financial, management, manufacturing, sales and marketing and other resources than the Company. The business strategies and manufacturing practices of the Company's OEM customers are subject to change and such changes may result in decisions by these customers to seek other sources for products currently manufactured by the Company or to manufacture these products internally. Additionally, these OEM customers have increasingly sought to obtain price concessions from the Company or the pass through of cost savings achieved by the Company in the form of lower prices. The Company's OEM contracts are usually non-exclusive. OEM customers generally may modify, limit or terminate the contract or purchase orders under the contract on short notice with modest or no penalties. OEM customer orders may be influenced by factors relating to the OEM customer's business such as sales of the product, changes in product or marketing strategy, changes in components of the end product manufactured by others and development of new products. Additionally, the timing of product orders under these OEM contracts has fluctuated and is likely to continue to fluctuate on a quarterly or annual basis. Under these OEM contracts, the Company is required to design, develop and manufacture its products to meet the specifications of the OEM customers and from time to time the Company may be required to correct deficiencies identified in these products. These agreements involve complex products and changing product specifications and requirements that may lead to the renegotiation of these agreements from time to time. These negotiations may result in disagreements which could adversely affect relationships with OEM customers. Moreover, the Company's OEM contracts do expire and revenues under OEM contracts may decline significantly. The Company may not be able to replace revenues lost in such situations. There can be no assurance that the Company will be able to maintain its existing, or establish new, OEM relationships and the loss of any of its OEM relationships could have a material adverse effect on the Company's business and profitability. See "Business -- OEM Agreements and
- -- Relationship with GE Medical Systems."


MANUFACTURING AND OPERATING RISKS


     The Company develops and manufactures innovative and sophisticated products for minimally-invasive breast cancer, EP, endovascular and interventional markets as well as a broad line of products for the general radiology market. The scope of the product lines offered and the need for product customization requires a number of separate manufacturing processes and components and significant management and engineering time and expertise. Additionally, as the Company develops new products it will be required to refine the prototypes of these products and develop new processes to manufacture these products in commercial quantities. The Company has encountered and may continue to encounter difficulties involving inventory supply, length of production cycles and shortages of manufacturing personnel. Due to the shifting demand for the Company's products and the high fixed costs associated with manufacturing these products, the Company may encounter difficulty managing its operating costs. There can be no assurance that the Company will be able to reliably or efficiently manufacture its existing or new products at commercially reasonable costs on a timely basis, if at all. Failure to effectively manage the development and manufacture of its products could adversely effect the Company's business and results of operations.


DEPENDENCE ON KEY SUPPLIERS


     Many of the components used by the Company in existing products and products under development are purchased from single sources. An interruption in the delivery of these or other supplies would require the Company to identify and qualify alternative components or vendors. There can be no assurance that the Company would be able to obtain components from alternate sources on a timely basis and on a commercially reasonable basis, if at all, and that the Company would not suffer a material adverse effect as a result. See
"Business -- Manufacturing."



GOVERNMENT REGULATION OF MANUFACTURING AND PRODUCTS


     The Company's business is subject to substantial regulation by the FDA and equivalent agencies in foreign countries. Failure to comply with applicable regulatory requirements can result in, among other things, civil and criminal fines, suspensions of approvals, product recalls or seizures, injunctions and criminal prosecutions.


     FDA regulations require manufacturers of medical devices to adhere to certain "Good Manufacturing Practices" ("GMP"), which include testing, quality control and documentation and other procedures. The Company's manufacturing facilities are subject to periodic inspection by the FDA. In March 1995, the Company was issued a warning letter by the FDA concerning documentation and other deficiencies at its Denver facility. The Company rectified these deficiencies and resolved this matter with the FDA in June 1995. In September 1995, the Company received a warning letter from the FDA with respect to documentation and other deficiencies at its Chicago facility. The Company believes it has corrected the deficiencies discussed in that letter and is seeking third-party certification of its corrections. There can be no assurances that these deficiencies have been corrected or that the FDA will not in the future find the Company to be in violation of one or more of such regulations, which violation(s) may materially adversely impact the operations of the Company. See "Business -- Government Regulation."

     The Company is also regulated by the FDA under the Radiation Control for Health and Safety Act of 1968 which specifically addresses radiation emitting products. Under this law, the Company must submit initial reports on any new x-ray systems requiring certification that they meet FDA performance standards. In addition, the Company must submit installation reports to the FDA certifying compliance with installation instructions of the manufacturer. A failure to comply with these regulations could have a material adverse effect on the Company.



     Sales of medical devices outside of the United States are subject to FDA export and international regulatory requirements that vary from country to country. The time required to obtain approval for sale internationally may be longer or shorter than that required for FDA clearance or approval, and the requirements may differ. There can be no assurance that the Company will obtain regulatory approvals in such countries or that it will not be required to incur significant costs in obtaining or maintaining its foreign regulatory approvals. The Company has recently obtained the certifications necessary to permit the "CE" mark to be affixed to its products currently being sold in Europe. The CE mark is an international symbol of quality which will become required for sales into the member countries of the European Union beginning in mid-1998. While the Company has obtained approval to sell into the European Union, there can be no assurance that the Company will be able to obtain other international regulatory approvals. Failure to obtain necessary regulatory approvals, the restriction, suspension or revocation of existing approvals, or any failure to comply with regulatory requirements outside the United States could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, significant costs and delays may be encountered. See
"Business -- Governmental Regulation."



OTHER GOVERNMENTAL REGULATION; NO ASSURANCE OF REGULATORY APPROVAL OF NEW
PRODUCTS



     Each of the Company's products is required to receive FDA clearance or approval prior to commercialization. To date, all of the Company's products have been classified by the FDA as Class II medical devices and have been eligible for FDA marketing clearance pursuant to the FDA's 510(k) premarket notification process, which is generally less time consuming than the more involved premarket approval ("PMA") process for Class III medical devices. The FDA has not yet classified full-field digital imaging mammography systems like the SENOSCAN system being developed by the Company. The FDA recently released an informal memorandum discussing clearance procedures for full-view digital imaging mammography systems suggesting that clearance may be obtained through a 510(k) application for diagnostic labelling with clinical trials involving approximately 400 subjects. The Company plans to submit a 510(k) application for SENOSCAN and the results of the clinical trials to the FDA during 1996. If the FDA indicates that a PMA is required for any of the Company's new products, the application will require extensive clinical studies, manufacturing information and possibly a review by a panel of experts outside the FDA. Clinical studies would need to be conducted in accordance with FDA requirements. Failure to comply with FDA requirements could result in the FDA's refusal to accept the data or the imposition of regulatory sanctions. FDA review of a PMA application can take significantly longer than that for a 510(k) premarket notification and could take several years to complete. There can be no assurance that the necessary clearances or approvals for any of the Company's new products, including SENOSCAN, will be obtained on a timely basis, if at all. Failure to obtain necessary regulatory approvals, the restriction, suspension or revocation of existing approvals, if obtained, or any failure to comply with regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations.



HEALTHCARE REFORM; UNCERTAINTY OF PATIENT REIMBURSEMENT


     The Federal government and state, local and foreign governments have considered or adopted and may in the future consider or adopt healthcare policies intended to curb rising healthcare costs. Such policies include rationing of government-funded reimbursement for healthcare services and imposing price controls upon providers of medical products and services. In the past, healthcare reform has adversely affected the Company by limiting hospital budgets for the purchase of medical equipment including the Company's products. Consolidation in the healthcare industry has reduced the number of hospitals in the United States and, in some cases, reduced the demand for medical imaging equipment. In addition, healthcare cost containment pressures have lead to the formation of purchasing and shared facility arrangements among hospital chains and large medical equipment manufacturers, thereby reducing the demand for medical equipment and increasing centralization of decision-making regarding equipment purchases. The Company cannot predict what healthcare reform legislation or regulation, if any, will be enacted in the United States or elsewhere. Significant changes in healthcare reimbursement systems in the United States or elsewhere could have a material adverse effect on the Company.



     The Federal government also regulates the reimbursement of fees related to certain diagnostic procedures or medical conditions and capital equipment acquisition costs connected with services to Medicare beneficiaries. Recent legislation has limited Medicare reimbursement of these fees, which may have the effect of limiting the availability of reimbursement for procedures or conditions, and as a result may inhibit or reduce demand by healthcare providers for the Company's products. Additionally, hospitals may continue to face other capital constraints which prevent them from investing in such equipment. In addition, widespread use of procedures utilizing the Company's SENOSCAN digital or breast magnetic resonance imaging mammography systems, which are currently under development, would likely require reimbursement in excess of those currently permitted under Medicare guidelines. As a result, the demand for these systems may be limited. While the Company cannot predict what effect the polices of government entities and other third party payors will have on future sales of the Company's products, there can be no assurance that such policies would not have a material adverse impact on the business of the Company.


RISK OF MARKET WITHDRAWAL OR PRODUCT RECALL


     Complex medical devices, such as the Company's products, can experience performance problems in the field that require review and possible corrective action by the manufacturer. The Company periodically receives reports from users of its products relating to performance difficulties they have encountered. These or future product problems could result in market withdrawals or recalls of products, which could have a material adverse affect on the Company's business, financial condition and results of operations.



RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS



     Revenues from customers based outside the United States accounted for 17.8% and 23.7% of the Company's total revenues in fiscal 1994 and 1995, respectively. These revenues included sales to foreign OEM customers which accounted for 9.9% and 13.0% of the Company's 1994 and 1995 total revenues, respectively. The Company anticipates that its international business will continue to grow in importance over the next several years. In addition, the Company has OEM contracts with several foreign and multinational companies that distribute the Company's products internationally and within the United States. Establishing and expanding international sales can be expensive, managing and overseeing foreign operations may be difficult, and products may not receive market acceptance. Risks of doing business outside the U.S. include the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries may impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs or adopt other restrictions on foreign trade; U.S. export licenses may be difficult to obtain; and the protection of intellectual property in foreign countries may be more difficult to enforce. There can be no assurance that the Company's international business will grow or that any of the foregoing risks will not result in a material adverse effect on the Company.


DEPENDENCE ON KEY PERSONNEL


     The Company's future performance is partially dependent on the services of Morgan W. Nields, the Company's Chairman, Chief Executive Officer and largest common stockholder. The Company has no employment agreement with Mr. Nields. The Company carries $5 million of key man life insurance on Mr. Nields. In addition, the continued success of the Company will depend heavily on its ability to attract and retain highly qualified engineering, management, manufacturing, marketing and sales personnel. There can be no assurance that the Company will be able to continue to attract and retain such people. Failure to hire and retain such personnel could have a material adverse effect the Company.

POTENTIAL PRODUCT LIABILITY


     The Company's business exposes it to potential product liability claims which are inherent in the manufacture and sale of medical devices, and as such the Company may face substantial liability to patients for damages resulting from the faulty design or manufacture of products. The Company has been a defendant from time to time in product liability actions. The Company maintains product liability insurance with coverage limits of $5 million per occurrence and per year in the aggregate. There can be no assurance that product liability claims will not exceed coverage limits or that such insurance will continue to be available at commercially reasonable rates, if at all. Consequently, a product liability claim or other claim in excess of insured liabilities or with respect to uninsured liabilities could have a material adverse effect on the business and financial condition of the Company.


CONTROL BY MANAGEMENT AND CERTAIN STOCKHOLDERS


     Upon completion of this Offering, the Company's officers and directors will beneficially own, in the aggregate, 1,762,715 shares, or 25.1% of the Company's Common Stock. As a result, the officers and directors will be able to exercise significant influence on the election of the Company's Board of Directors and thereby direct the policies of the Company.


     Additionally, GE Medical Systems owns 1,333,333 shares of the Company's Series D Convertible Preferred Stock that is convertible at any time, at the option of the holder, into an equivalent number of shares of Common Stock. Although the Preferred Stock is non-voting, except as required by law, if GE Medical Systems were to convert the Preferred Stock into Common Stock, it would own 16.2% of the Company's outstanding common stock after the Offering. GE Medical Systems would therefore be able to significantly influence the policies of the Company. See "Business -- Relationship with GE Medical Systems."


PRICE VOLATILITY OF COMMON STOCK


     The market price of the Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results and other factors. In addition, the securities markets have experienced significant price and volume fluctuations from time to time in recent years that have often been unrelated or disproportionate to the operating performance of particular companies. These broad fluctuations may adversely affect the market price of the Common Stock. See "Price Range of Common Stock."

NO DIVIDENDS ON COMMON STOCK


     For the foreseeable future, the Company anticipates that all earnings, if any, will be retained for the operation and expansion of its business and that it will not pay cash dividends. See "Dividend Policy."


CERTAIN ANTI-TAKEOVER EFFECTS

     The Company's Certificate of Incorporation and Bylaws include provisions that may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that stockholders might consider in their best interests. These provisions include the ability of the Board of Directors to issue shares of preferred stock in one or more series with such rights, obligations and preferences as the Board of Directors may provide, a provision under which only the Board of Directors may call meetings of stockholders and certain advance notice procedures for nominating candidates for election to the Board of Directors.


     In December 1994, the Company's Board of Directors adopted a stockholder rights plan and, pursuant thereto, issued preferred stock purchase rights ("Rights") to the holders of its common stock. The Rights have certain anti-takeover effects. If triggered, the Rights would cause substantial dilution to a person or group of persons (other than certain exempt persons, including Morgan W. Nields, one of the Company's founders and its Chairman of the Board and Chief Executive Officer, Kinney L. Johnson, one of the Company's founders and a director, and GE Medical Systems) who acquires more than 15% of the Common Stock on terms not approved by the Board of Directors. Additionally, in connection with the Company's sale of Preferred Stock to GE Medical Systems in June 1995, GE Medical Systems has the right to convert the

Preferred Stock for 1,333,333 shares of Common Stock, or 16.2% of the Company's outstanding Common Stock following this Offering. In connection with this transaction, GE Medical Systems also received certain contingent rights, including rights to use a manufacturing license for the Company's Tilt-C technology in return for the cancellation of the Preferred Stock in the event of a change of control of the Company. The Rights and the Company's agreements with GE Medical Systems could discourage or make more difficult a tender offer, acquisition, merger or other similar transaction, even if favorable to the Company's stockholders. See "Business -- Relationship with GE Medical Systems."

SHARES ELIGIBLE FOR FUTURE SALE


     Sales of a substantial number of shares of Common Stock after this Offering, or the perception that such sales could occur, could have a material adverse effect on the market price of the Company's Common Stock and could impair its ability to raise capital through the sale of equity securities. The Company will have approximately 6,890,000 shares of Common Stock outstanding immediately following the Offering. As of May 31, 1996, there were 914,100 shares reserved for issuance upon exercise of outstanding stock options, 167,350 of which were then exercisable. Additionally, 1,333,333 shares of the Company's Preferred Stock, which are convertible at any time into an equivalent number of shares of Common Stock, are outstanding. GE Medical Systems, the holder of the Preferred Stock, has certain demand registration rights with respect to this stock beginning December 20, 1996, as well as certain piggyback registration rights. See "Business -- Relationship with GE Medical Systems."



     Future sales of shares of Common Stock under Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"), by existing stockholders of Common Stock (through the exercise of registration rights or otherwise) or through the issuance of shares of Common Stock upon the exercise of options or otherwise could have an adverse effect on the price of the Common Stock. Pursuant to agreements among the Underwriters and all of the Company's present officers, directors and certain stockholders, 1,762,715 shares of Common Stock will be eligible for sale on the expiration of lock-up agreements 90 days after the date of this Offering, subject to the volume and other limitations set forth in Rule
144. See "Shares Eligible for Future Sale."

                                USE OF PROCEEDS


     The net proceeds to be received by the Company from the sale of the Common Stock being offered hereby (at an assumed offering price of $14.375 per share), after deducting the underwriting discount and estimated expenses of this Offering payable by the Company, are estimated to be approximately $15.9 million ($18.6 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."



     The Company intends to use the net proceeds of this Offering for the following purposes: (i) to repay indebtedness under the Company's bank line of credit ($4.0 million as of March 31, 1996), which bears interest at a floating rate of prime plus 1% (9.25% as of March 31, 1996) and matures on February 1, 1997 and (ii) to repay up to $1.1 million of other indebtedness which bears interest at a weighted average interest rate of 6.6% and matures at various times in 1996. The remaining proceeds will be used for general corporate purposes, including working capital. Although the Company is not currently engaged in any negotiations or discussions with third parties regarding the acquisition of any other business, a portion of the proceeds may be used for acquisitions. Pending such uses, the Company intends to invest the net proceeds from the Offering in investment-grade, short-term, interest-bearing securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


                          PRICE RANGE OF COMMON STOCK

     The Common Stock is quoted on the Nasdaq National Market under the symbol "FIMG." The table below sets forth, for each of the periods indicated, the high and low closing sale prices per share of the Common Stock as reported by the Nasdaq National Market.


                                                                          HIGH       LOW
                                                                         ------     ------
    1994
      First Quarter....................................................  $ 7.50     $ 5.50
      Second Quarter...................................................    6.25       3.75
      Third Quarter....................................................    5.00       3.00
      Fourth Quarter...................................................    6.88       4.25
    1995
      First Quarter....................................................  $ 5.75     $ 3.63
      Second Quarter...................................................    6.63       4.00
      Third Quarter....................................................    9.13       4.00
      Fourth Quarter...................................................   11.25       8.25
    1996
      First Quarter....................................................  $14.75     $10.25
      Second Quarter (through June 12, 1996)...........................   15.00      12.38


     For a recent closing sale price for the Common Stock, see the cover page of this Prospectus.

                                DIVIDEND POLICY

     Since becoming a public company in 1991, the Company has not declared or paid any cash dividends on its Common Stock. If the Company does pay any dividends on its Common Stock in the future, it will be required to pay equivalent dividends on its Preferred Stock. The Company currently intends to retain future earnings for use in the operation and expansion of its business and therefore does not anticipate paying cash dividends in the foreseeable future.

                                 CAPITALIZATION


     The following table sets forth the short-term debt and capitalization of the Company as of March 31, 1996 and as adjusted to give effect to the sale of the 1,200,000 shares of Common Stock offered hereby at an assumed offering price of $14.375 per share, and the application of the estimated net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto included elsewhere in this Prospectus.



                                                                             MARCH 31, 1996
                                                                         -----------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                         -------     -----------
                                                                             (IN THOUSANDS)
Short-term debt........................................................  $ 5,689       $   615
                                                                         =======       =======
Long-term debt.........................................................      181           181
                                                                         -------       -------
Stockholders' investment:
  Common Stock ($.01 par value) 25,000,000 shares authorized; 5,682,410 shares issued and outstanding; 6,882,410 issued and outstanding as
     adjusted(1).......................................................       57            69
  Series C Junior Participating Preferred Stock ($.01 par value)
     500,000 shares authorized, no shares outstanding actual or as
     adjusted..........................................................       --            --
  Series D Convertible Preferred Stock ($.01 par value) 1,333,333 shares authorized, issued and outstanding actual and as adjusted;
     liquidation preference of $10,000,000.............................       13            13
  Additional paid-in capital...........................................   35,600        51,453
  Accumulated earnings.................................................       46            46
  Cumulative translation adjustment....................................     (108)         (108)
                                                                         -------       -------
          Total stockholders' investment...............................   35,608        51,473
                                                                         -------       -------
          Total capitalization.........................................  $35,789       $51,654
                                                                         =======       =======


- ---------------

(1) Excludes 921,500 shares of Common Stock issuable upon exercise of stock options outstanding at a weighted average exercise price of $8.46 per share.

                        SELECTED CONSOLIDATED FINANCIAL DATA


     The following table sets forth certain selected consolidated financial data and is qualified by the detailed Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The consolidated balance sheet data as of December 31, 1994 and 1995, and the consolidated statement of operations data for each of the three years in the period ended December 31, 1995 are derived from the Company's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report included elsewhere herein. The consolidated balance sheet data as of December 31, 1991, 1992 and 1993 and the consolidated statement of operations data for each of the two years in the period ended December 31, 1992 are derived from the Company's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports, which statements are not included herein.



     The selected consolidated financial data presented below as of and for the three-month periods ended April 2, 1995 and March 31, 1996 are derived from the unaudited consolidated financial statements of the Company included in this Prospectus. In the opinion of management, the unaudited consolidated financial statements reflect all normal recurring adjustments necessary to present fairly the financial data for the unaudited periods described above. The results of operations for the Company for the three-month period ended March 31, 1996 are not necessarily indicative of the results of operations that may be expected for the entire fiscal year ending December 31, 1996.



                                                                                                         THREE MONTHS ENDED
                                                               YEAR ENDED DECEMBER 31,                  ---------------------
                                                 ---------------------------------------------------    APRIL 2,    MARCH 31,
                                                  1991       1992       1993       1994       1995        1995        1996
                                                 -------    -------    -------    -------    -------    --------    ---------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues...................................  $57,560    $67,082    $73,332    $68,473    $76,750    $16,625      $20,073
Cost of sales..................................   35,235     41,098     43,741     44,526     46,905     10,695       11,588
                                                 -------    -------    -------    -------    -------    -------      -------
  Gross profit.................................   22,325     25,984     29,591     23,947     29,845      5,930        8,485
                                                 -------    -------    -------    -------    -------    -------      -------
Operating expenses:
  Research and development.....................    5,918      4,360      6,176      5,595      6,690      1,665        1,464
  Selling, marketing and service...............    9,482     14,283     16,641     15,573     15,461      3,299        4,358
  General and administrative...................    2,716      3,885      5,321      4,697      4,800      1,141        1,131
  Restructuring provisions.....................       --         --        796      2,419         --         --           --
                                                 -------    -------    -------    -------    -------    -------      -------
        Total operating expenses...............   18,116     22,528     28,934     28,284     26,951      6,105        6,953
                                                 -------    -------    -------    -------    -------    -------      -------
  Earnings (loss) from operations..............    4,209      3,456        657     (4,337)     2,894       (175)       1,532
Interest expense...............................     (976)      (416)      (933)    (1,247)      (678)      (255)        (220)
Other income (expense), net....................      271         62         77        (56)        61        (39)         111
                                                 -------    -------    -------    -------    -------    -------      -------
Earnings (loss) before income taxes............    3,504      3,102       (199)    (5,640)     2,277       (469)       1,423
Provision (benefit) for income taxes...........      400        878       (199)         0          0          0          350
                                                 -------    -------    -------    -------    -------    -------      -------
Net earnings (loss)............................    3,104      2,224          0     (5,640)     2,277       (469)       1,073
Dividends and costs related to Series A
  Preferred Stock..............................      314         --         --         --         --         --           --
                                                 -------    -------    -------    -------    -------    -------      -------
Net earnings (loss) attributable to common and
  common equivalent shares.....................  $ 2,790    $ 2,224    $     0    $(5,640)   $ 2,277    $  (469)     $ 1,073
                                                 =======    =======    =======    =======    =======    =======      =======
Net earnings (loss) per common and common
  equivalent share.............................  $   .65    $   .40    $   .00    $ (1.02)   $   .36    $  (.08)     $   .15
                                                 =======    =======    =======    =======    =======    =======      =======
Weighted average common and common equivalent
  shares outstanding...........................    4,316      5,586      5,495      5,526      6,331      5,548        7,211
                                                 =======    =======    =======    =======    =======    =======      =======
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital................................  $23,676    $22,645    $19,408    $12,057    $23,968    $12,263      $25,168
Total assets...................................   39,039     53,619     56,551     46,889     55,650     46,273       56,897
Total debt.....................................    2,793      9,476     11,582      9,441      4,722      9,063        5,870
Total stockholders' investment.................   24,169     26,711     27,033     21,643     33,584     21,519       35,608

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion of the results of operations and financial condition should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. This Prospectus, including the information incorporated by reference herein, contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."


OVERVIEW

     The Company designs, manufactures and markets specialty and general purpose medical imaging systems for the diagnosis and treatment of disease. The Company's newest product lines are directed towards medical specialties in which image-guided, minimally-invasive therapies are replacing open surgical procedures. These products are used primarily in the diagnosis and treatment of breast cancer, heart disease and vascular disease. The Company also designs and manufactures specialty x-ray imaging components and subsystems for several leading medical products companies as an OEM and sells general radiology systems for use in hospitals, clinics and physicians' offices.


     After several years of revenue growth, the Company's revenues declined in 1994 reflecting general x-ray equipment industry trends. In 1993 and 1994, the Company recorded restructuring provisions of $0.8 million and $2.4 million, respectively, and, in 1994, also recorded $1.9 million of non-restructuring charges that included inventory writedowns and increases in reserves. In 1995, the Company increased its revenues and regained profitability. The 1995 results reflected better market conditions and increased OEM sales as well as the Company's cost containment efforts. Future profitability will depend on many factors, including demand for the Company's products and the ability of the Company to maintain or increase gross margins, control manufacturing and other costs, implement its marketing and sales strategies in the United States and internationally, maintain orders under OEM agreements, renew OEM agreements on favorable terms and develop and introduce new products that successfully compete. See "Risk Factors -- Risk of Losses."


     The Company has experienced and is likely to continue to experience significant quarterly and annual fluctuations in net revenues, operating results and net income, depending on such factors as the timing of large system shipments to customers, the timing of orders under OEM contracts and related manufacturing and shipment scheduling, new product introductions and new marketing programs by the Company and its competitors, delays in contract development projects, the effect of economic conditions on the Company's markets, the effects of managed healthcare on capital expenditures and reimbursement, increases in marketing and research costs in relation to sales, regulatory clearance of new products, seasonal purchasing patterns of hospitals and the timing of purchasing decisions by customers. Additionally, because the timing of the occurrence of such factors is difficult to anticipate and many of the Company's costs are fixed, the Company may not be able to sufficiently reduce its costs in periods when its revenues are less than anticipated and may suffer unexpected losses or lower income in these periods. See "-- Quarterly Operating Data."


     The Company is expanding its international sales and marketing efforts, which can be expected to result in losses from its international operations until its international revenues reach sufficient levels. Additionally, the Company's exposure to the risks of international business, including foreign currency risks, may increase as its international business grows. The Company attempts to minimize these risks through measures including, but not limited to, requiring payments in U.S. dollars and the use of dollar-denominated letters of credit. There can be no assurance, however, that the Company will be successful in its international sales efforts or in minimizing any associated risks. See "Risk Factors -- Risks Associated with International Operations."

RESULTS OF OPERATIONS

     The following table sets forth the percentage of net revenues represented by certain data included in the Company's statement of operations for the periods indicated.


                                                                                  THREE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,      ----------------------
                                                  -------------------------     APRIL 2,     MARCH 31,
                                                  1993      1994      1995        1995         1996
                                                  -----     -----     -----     --------     ---------
Net revenues....................................  100.0%    100.0%    100.0%      100.0%       100.0%
Cost of sales...................................   59.6      65.0      61.1        64.3         57.7
                                                  -----     -----     -----       -----        -----
  Gross profit..................................   40.4      35.0      38.9        35.7         42.3
                                                  -----     -----     -----       -----        -----
Operating expenses:
  Research and development......................    8.4       8.2       8.7        10.0          7.3
  Selling, marketing and service................   22.7      22.7      20.1        19.8         21.7
  General and administrative....................    7.3       6.9       6.3         6.9          5.6
  Restructuring provisions......................    1.1       3.5        --          --           --
                                                  -----     -----     -----       -----        -----
          Total operating expenses..............   39.5      41.3      35.1        36.7         34.6
                                                  -----     -----     -----       -----        -----
  Earnings (loss) from operations...............    0.9      (6.3)      3.8        (1.1)         7.6
Interest expense................................   (1.3)     (1.8)     (0.9)       (1.5)        (1.1)
Other income (expense), net.....................    0.1      (0.1)      0.1        (0.2)         0.6
                                                  -----     -----     -----       -----        -----
Earnings (loss) before income taxes.............   (0.3)     (8.2)      3.0        (2.8)         7.1
Provision (benefit) for income taxes............   (0.3)      0.0       0.0         0.0          1.7
                                                  -----     -----     -----       -----        -----
Net earnings (loss).............................    0.0%     (8.2)%     3.0%       (2.8)%        5.3%
                                                  =====     =====     =====       =====        =====


THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED APRIL 2, 1995


     Net Revenues. First quarter 1996 net revenues were $20,073,000, an increase of 20.7% from first quarter 1995 revenues of $16,625,000. Revenue growth for the first quarter of 1996 principally reflects expanded OEM revenues (primarily Tilt C systems sold to GE Medical Systems), improved sales of mammography and general radiography products, principally through the Company's direct sales channel, and service revenue improvements. In the first quarter of 1996, the Company experienced a decline in revenues from international direct and dealer channels compared to the first quarter of 1995 due primarily to a large system sale that occurred in the first quarter of 1995. The Company does not believe the reduced international revenues in the first quarter of 1996 is indicative of international revenues for the entire year.


     Gross Profit. For the first quarter of 1996, gross profit expressed as a percentage of net revenues was 42.3%, up from 35.7% for the first quarter of 1995, principally due to reductions in manufacturing costs as well as higher absorption of manufacturing costs associated with increased volumes. Gross margins also benefited from increases in high margin service revenues.

     Research and Development Expenses. Research and development expenses for the first quarter of 1996 and 1995 were $1,464,000 and $1,665,000 respectively, a $201,000, or 12.1%, decrease. As a percentage of net revenues, research and development expenses decreased to 7.3% for the first quarter of 1996 from 10.0% for the first quarter of 1995. The decrease is primarily attributable to engineering efforts temporarily assigned to product enhancement and other production activities during the first quarter of 1996. The Company anticipates that these engineering efforts will be refocused on research and development activities during the second quarter of 1996.

     Selling, Marketing and Service Expenses. Selling, marketing and service expenses for the first quarter of 1996 and 1995 were $4,358,000 and $3,299,000, respectively, or 21.7% and 19.8% of net revenues, respectively. The increase in selling, marketing and service expense as a percentage of net revenues reflects increases in sales through the direct sales channel, for which the Company incurred commission expenses, as compared to the comparable three months of 1995.

     General and Administrative Expenses. General and administrative expenses for the first quarter of 1996 were $1,131,000, or approximately the same as the $1,141,000 for the first quarter of 1995. General and administrative expenses declined as a percentage of net revenues from 6.9% to 5.6%, due primarily to an increased level of net revenues.

     Interest Expense. Interest expense for the first quarter of 1996 and 1995 was $220,000 and $255,000, respectively. The decrease from 1995 to 1996 is principally due to reductions in the outstanding borrowings under the Company's revolving line of credit and other borrowing arrangements.

     Net Earnings (Loss). For the first quarter of 1996, the Company reported net earnings of $1,073,000 compared with a net loss of $469,000 for the first quarter of 1995. Earnings for the first quarter of 1996 were favorably impacted by the results of ongoing cost reduction efforts and by increased OEM revenues and sales of mammography products, principally through the direct sales channel, as compared to the first quarter of 1995.

1995 COMPARED TO 1994

     Net Revenues. Net revenues for 1995 increased 12.1% to $76.8 million from $68.5 million. The revenue increase was primarily due to OEM sales increases, principally Tilt-C systems sold to GE Medical Systems, as well as a 7% increase in mammography systems revenues, sold through the Company's direct sales channel and through dealers.

     Gross Profit. Gross profit as a percentage of net revenues increased from 35.0% in 1994 to 38.9% in 1995. This increase was primarily due to improvements in margins for OEM products, increases in high margin service revenue, and the favorable effects of efforts to improve factory utilization and reduce manufacturing costs.

     Research and Development Expenses. Research and development expenses in 1995 were $6.7 million, as compared to $5.6 million in 1994. As a percentage of net revenues, research and development expenditures increased from 8.2% in 1994 to 8.7% in 1995. The Company has maintained its commitment to research and development as the key to its long-term success. The 1995 increase in expenditures is primarily related to the development of digital imaging products for mammography.


     Selling, Marketing and Service Expenses. Selling, marketing and service expenses for 1995 amounted to $15.5 million, approximately the same level as 1994. As a percentage of net revenues, selling, marketing and service was reduced from 22.7% to 20.1%, primarily as a result of the increase in OEM sales (which involve limited selling, advertising and service expenses) and the Company's decision to utilize an improved and expanded dealer network for the sale of its products, with the efforts of the Company's direct sales force concentrated more efficiently in major markets. The result of this redirection of sales effort was a reduction in commissions and other personnel-related selling costs. Improvements in accounts receivable collection activities also contributed to the decline in selling, marketing and service expense, as reserve requirements for uncollectible accounts were reduced.


     General and Administrative Expenses. General and administrative expenses were $4.8 million in 1995 compared to $4.7 million in 1994, or 6.3% and 6.9% of net revenues, respectively. The reduction in general and administrative expenses as a percentage of net revenues was primarily due to a reduction in legal expenses related to the Lorad patent infringement litigation in 1995 as compared to 1994.

     Restructuring and Other Charges. As more fully discussed in the following section "1994 Compared to 1993", 1994 results included a $2.4 million charge before tax for the estimated cost of implementing a restructuring plan to refocus the business on its core competencies. The third quarter of 1994 also included $1.9 million of non-restructuring expenses.

     Interest Expense. Interest expense amounted to $0.7 million in 1995 and $1.2 million in 1994. The 1995 decrease was primarily due to a decrease in average amounts outstanding under the Company's line of credit and reductions in the amount payable under the non-competition agreement entered into in connection with the Company's purchase of Bloom Associates Ltd. in September 1992. The decrease in average amounts outstanding was due to the June 1995 equity investment by GE Medical Systems and improved operating results. See "Liquidity and Capital Resources."

1994 COMPARED TO 1993

     Net Revenues. Net revenues for 1994 declined 6.6% to $68.5 million from $73.3 million. The revenue decline was primarily due to the reduction in sales of general radiology systems that are sold primarily through the Company's dealer channel. Sales of mammography systems, sold through the Company's direct sales channel as well as through dealers, decreased approximately 14%. The increase in OEM sales partially offset these shortfalls.

     Gross Profit. Gross profit as a percentage of net revenues declined to 35.0% in 1994 from 40.4% in 1993. This decline was primarily due to increased manufacturing variances, in large part caused by the decline in volume, as well as a decline in average selling prices caused generally by the pricing strategies of competitors.

     Research and Development Expenses. Research and development expenses in 1994 were $5.6 million compared to $6.2 million in 1993. As a percentage of net revenues, research and development expenses were 8.2% in 1994 and 8.4% in 1993.

     Selling, Marketing and Service Expenses. Selling, marketing and service expenses for 1994 amounted to $15.6 million, reflecting a reduction of approximately $1.0 million, or 6.4%, from 1993. As a percentage of net revenues, these expenses were 22.7% in both 1994 and 1993. While the dollar reduction was generally due to variable expenses associated with the revenue decline, additional expense reductions were generated in marketing by refocusing marketing resources into more productive activities. Significant dollar savings were generated in advertising and marketing shows and exhibits.

     General and Administrative Expenses. General and administrative expenses were $4.7 million in 1994 compared to $5.3 million in 1993. These amounts represent 6.9% and 7.3% of net revenues in 1994 and 1993, respectively. The decrease in general and administrative expenses was due primarily to the reduction in legal fees from the level incurred in 1993 as a result of the commencement of a patent infringement action against Lorad in April 1992.

     Restructuring and Other Charges. In the third quarter of 1994, the Company recorded a charge of $2.4 million before tax for the estimated cost of implementing a restructuring plan to refocus the business to its core competencies. The key elements of this plan included discontinuing certain low volume tangential products from the Company's product portfolio, redesigning and streamlining the manufacturing process and upgrading certain installed customer equipment. Approximately $1.8 million of the restructuring charge related to inventory written down to reflect the impact of discontinuing certain products. Approximately $0.4 million of the restructuring charge was committed to product enhancement, and the remainder represented charges for severance associated with streamlining manufacturing and business processes.

     In the third quarter of 1994 the Company also recorded $1.9 million of non-restructuring expenses. Approximately $1.0 million of these expenses was due to inventory write-downs while the remainder reflected increased reserves.

     Interest Expense. Interest expense amounted to $1.2 million in 1994 and $0.9 million in 1993. The 1994 increase was due to an increase in the average amount outstanding under the Company's line of credit during 1994, an increase in the interest rate applicable to the line of credit, and an increase in the Company's borrowings under capital lease obligations, partially offset by the reduction in the amount payable under the noncompetition agreement entered into in connection with the Company's September 1992 purchase of Bloom Associates, Ltd.

INCOME TAXES

     The Company's effective tax rate was 0% in 1995 and 1994. The 0% effective tax rate in 1995 was the result of net operating profits, offset by a reduction in the valuation allowance on deferred tax assets of approximately $1.5 million. The 0% effective tax rate in 1994 was the result of net operating losses generated for tax purposes, offset by a valuation allowance on deferred tax assets of approximately $2.8 million. At December 31, 1995, the Company had approximately $2.2 million of net current deferred tax assets, which represent the amount of tax benefits on existing net deductible temporary differences and tax credits that are more likely than not to be realized against taxable income of future years.

     Based upon anticipated earnings for the year, an anticipated reduction in the valuation allowance on deferred tax assets, and a review of other factors giving rise to differences between statutory and effective income tax rates, the Company has estimated its effective tax rate for the year ended December 31, 1996 to be approximately 25.0% and, accordingly, has provided income taxes in the first quarter of 1996 of $350,000, against its first quarter earnings before taxes of $1.4 million.

FUTURE TRENDS AND UNCERTAINTIES

     Although diagnostic imaging products consume only approximately one-half of one percent of total healthcare costs, the Company believes that the need to provide lower cost alternatives and improve product functionality and utilization is clearly a key priority for companies serving this market. The Company has focused its product development for the past several years on less-invasive, more cost effective alternatives to complement conventional methods and procedures. Management believes that all medical device companies will be forced to develop products and technologies that address both patient care and economic issues.

LIQUIDITY AND CAPITAL RESOURCES


     Cash used in operations for the three months ended March 31, 1996 was $1.5 million compared to $0.4 million provided from operations for the same period in 1995. The increase in cash used in operations principally reflects higher investment in inventories and reductions in customer deposits and accounts payable, partially offset by $1.6 million of net earnings before depreciation and amortization, as well as improved accounts receivable collection activities which have reduced accounts receivable balances as of March 31, 1996 as compared to April 2, 1995.


     During 1995, the Company utilized $3.3 million of cash in operations and $1.0 million in investing activities, while generating $4.8 million from financing activities, resulting in a $0.5 million increase in cash. The utilization of cash in operations was primarily due to an increase in working capital caused by a higher level of net revenues and production activity. Compared to December 31, 1994, accounts receivable at December 31, 1995 increased by $5.5 million, inventories increased by $3.1 million, and other current liabilities decreased by $0.9 million due primarily to reduced customer deposits. These uses of cash were partially offset by a $2.6 million increase in accounts payable and by net earnings before depreciation and amortization of $4.7 million. Cash utilized in investing activities during 1995 was reduced from $1.8 million in 1994 to $1.0 million in 1995, due entirely to efforts to contain capital expenditures not financed through capital lease arrangements. Cash generated from financing activities during 1995 reflected the Company's June 1995 sale of 1,333,333 shares of Series D preferred stock to GE Medical Systems for $9.5 million, net of related expenses, offset by debt reductions, including borrowings under the Company's line of credit, totaling $4.9 million.

     During 1994, the Company's operations provided $4.0 million of cash. The Company utilized $1.8 million of cash in investing activities and $1.9 million in financing activities, resulting in a net cash increase of $0.3 million. Cash generated from operations was due primarily to improved accounts receivable collection activities, which resulted in a $7.1 million reduction in accounts receivable, and reductions in inventory and other current assets of $1.4 million and $1.1 million, respectively, partially offset by the net loss from operations (excluding noncash depreciation and amortization) of $3.4 million. Capital expenditures not financed through capital lease arrangements for 1994 amounted to $1.8 million. Net payments under the line of credit and long-term debt repayment were $1.0 million and $1.1 million, respectively.

     During 1993, the Company's operations provided $0.2 million of cash, arising primarily from net earnings before depreciation and amortization of $2.2 million, offset by a $2.3 million decrease in accounts payable. The Company had net borrowings of $3.3 million under line of credit facilities and repaid approximately $1.2 million in long-term debt in 1993. The long-term debt repayments primarily consisted of payments under a non-competition agreement that the Company entered into in connection with the acquisition of Bloom Associates, Ltd. The Company's 1993 investing activities utilized $2.2 million in cash for capital expenditures and $0.5 million for the purchase of preferred stock in Tetrad Corporation.


     The Company utilizes capital lease arrangements to finance some of its equipment needs. During 1995 and 1994, the Company acquired $0.2 million and $0.7 million, respectively, of capital equipment through capital lease arrangements. The Company currently has no material capital expenditure commitments and anticipates that, absent unforeseen developments, its capital expenditures for 1996 will not vary materially from prior years.


     As of March 31, 1996, the Company had $0.6 million in cash and cash equivalents and working capital of $25.2 million. The Company has in place a $15.0 million working capital line of credit, which expires February 1, 1997 and is secured by accounts receivable, inventory and fixed assets. The maximum amount available under this line of credit is subject to borrowing base restrictions which are a function of defined balances in accounts receivable, inventory and fixed assets. As of March 31, 1996, borrowing availability under this line of credit was approximately $11.0 million beyond actual borrowings as of that date of $4.0 million. The Company believes that the estimated net proceeds from this Offering, its current level of profitability and available borrowing capacity will be sufficient to fund foreseeable working capital and capital expenditure needs.

INFLATION

     While inflation has not had a material impact upon the Company's operating results in the past, there can be no assurance that the Company's business will not be affected by inflation in the future.

QUARTERLY OPERATING DATA

     The following table sets forth certain unaudited operating data for each of the four quarters in 1994 and 1995 and the first quarter of 1996.

                                                      1994                                     1995                     1996
                                    ----------------------------------------   -------------------------------------   -------
                                     FIRST    SECOND      THIRD      FOURTH     FIRST    SECOND     THIRD    FOURTH     FIRST
                                    QUARTER   QUARTER   QUARTER(1)   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER
                                    -------   -------   ----------   -------   -------   -------   -------   -------   -------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenues......................  $16,927   $17,649    $ 15,525    $18,372   $16,625   $18,065   $19,055   $23,005   $20,073
Gross profit......................    6,547     6,342       4,354      6,704     5,930     7,379     7,316     9,220     8,485
Earnings (loss) from operations...      381       183      (4,304)      (597)     (175)      558     1,005     1,506     1,532
Net earnings (loss)...............      101       (69)     (4,692)      (980)     (469)      397       883     1,466     1,073
Net earnings (loss) per share.....  $   .02    $ (.01)   $   (.85)   $  (.18)  $  (.08)  $   .07   $   .13   $   .21   $   .15

- ---------------

(1) Results for the third quarter of 1994 reflect restructuring and non-restructuring expenses of $2.4 million and $1.9 million, respectively.


     The preceding quarterly financial data illustrate the fluctuations in financial results experienced by the Company. Quarterly financial results are influenced by such factors as the timing of large system shipments to customers, the timing of orders under OEM contracts and related manufacturing and shipment scheduling, new product introductions and new marketing programs by the Company and its competitors, delays in contract development projects, the effect of economic conditions on the Company's markets, the effects of managed healthcare on capital expenditures and reimbursement for healthcare, increases in marketing and research costs in relation to sales, regulatory clearance of new products, seasonal purchasing patterns of hospitals and the timing of purchasing decisions by customers. See "Risk Factors -- Risks of Fluctuations in Financial Results."

                                    BUSINESS

OVERVIEW

     The Company designs, manufactures and markets specialty and general purpose medical imaging systems for the diagnosis and treatment of disease. The Company's newest product lines are directed towards medical specialties in which image-guided, minimally-invasive therapies are replacing open surgical procedures. These products are used primarily in the diagnosis and treatment of breast cancer, heart disease and vascular disease. The Company also designs and manufactures specialty x-ray imaging components and subsystems for several leading medical products companies as an OEM and sells general radiology systems for use in hospitals, clinics and physicians' offices.

STRATEGY

     The Company develops innovative products for select medical markets where evolving diagnostic and therapeutic procedures have required new imaging technology. The key elements of the Company's growth strategy include:


     - Respond rapidly to clinical innovations. The Company is a leader in developing innovative imaging products that enable cost-effective, minimally-invasive procedures. The Company believes that its engineering and design expertise, as well as its close relationships with leading physicians who develop new clinical techniques, will enable it to continue to be a leader in new product development for diagnostic procedures and image-guided therapies.


     - Focus on the breast cancer market. The Company has pioneered stereotactic core needle breast biopsy products and is focused on developing and selling products for breast cancer screening, diagnosis and treatment. The Company is leveraging its leading technological position in this market to develop new breast imaging and biopsy products using full-field digital, ultrasound and magnetic resonance imaging technology.


     - Develop proprietary products for image-guided, minimally-invasive procedures. The advantages of reduced patient trauma, lower costs and demonstrated effectiveness offered by minimally-invasive procedures have resulted in increased acceptance of these procedures, which the Company believes will result in a greater need for specialty imaging systems. The Company intends to continue to offer proprietary products serving the image-guided, minimally-invasive procedure markets for breast cancer, EP and endovascular procedures.


     - Leverage OEM relationships. The Company intends to maintain strong OEM relationships with leading medical equipment manufacturers. These relationships provide the Company with opportunities to share in the development and use of new technologies, to receive third party funding for new product development, to increase manufacturing volumes for components and subsystems used in other products and, in most cases, to maintain an ownership interest in product designs.

     - Expand international sales and strengthen domestic sales channels. The Company intends to continue to expand its international sales. The Company has offices in Europe and Australia and has recently opened a representative office in China to increase its international revenues and market share. In addition, the Company intends to strengthen its domestic sales channels by emphasizing cooperative efforts between its dealer network and direct sales force.

COMPANY PRODUCTS

     The Company's current proprietary products include specialty imaging systems that serve image-guided, minimally-invasive markets, and general radiology products. The Company also designs and manufactures specialty x-ray imaging components and subsystems as an OEM for several leading medical equipment manufacturers, including GE Medical Systems, Varian Associates, Inc. ("Varian"), Storz Medical AG ("Storz"), Picker International, Inc. ("Picker") and Dornier Madizintechnik GmbH ("Dornier"). The following table summarizes the proprietary products offered by the Company.


- -------------------------------------------------------------------------------------------------
                                                                                  PRODUCT
                                                                              LAUNCH DATE OR
                                                                                DEVELOPMENT
                 PRODUCT                           DESCRIPTION                    STATUS
- -------------------------------------------------------------------------------------------------
  Breast Cancer Imaging and Biopsy
     Products
- -------------------------------------------------------------------------------------------------
  Mammotest/Mammovision                   Stereotactic needle biopsy             1989/1992
                                          system
  Mammotest Plus/Mammovision Plus         Stereotactic needle biopsy             1996/1996
                                          system with 360 degree access
                                          and expanded field of view
  Performa(TM)(1)                         Ultrasound for diagnosis and             1996
                                          guided core needle biopsy
  HFX                                     Diagnostic film screen                   1995
                                          mammography system
  SENOSCAN                                Digital mammography system       Clinical Trials: 1996
  Magnetic Resonance Biopsy System        MRI guided core needle biopsy       Prototype: 1996
                                          system
- -------------------------------------------------------------------------------------------------
  Electrophysiology Products
- -------------------------------------------------------------------------------------------------
  EP/X                                    Single-plane x-ray imaging               1995
                                          system
  EP/X(2)                                 Cost-effective bi-plane x-ray       510(k) pending
                                          imaging system
  EP/Stim                                 Computer controlled stimulator       510(k) to be
                                                                              filed in 1996
  Recording systems                       Recording systems used in EP            Various
                                          procedures
- -------------------------------------------------------------------------------------------------
  Endovascular and Interventional
     Products
- -------------------------------------------------------------------------------------------------
  2000 Series                             Endovascular imaging system              1991
                                          for operating room
  Imager III                              Multi-purpose interventional             1995
                                          x-ray imaging system
- -------------------------------------------------------------------------------------------------
  General Radiology Products
- -------------------------------------------------------------------------------------------------
  TRAUMEX                                 X-ray imaging system for                 1995
                                          trauma radiology
  Digital X radiographic systems          General radiographic systems             1995
                                          used for chest, abdomen and
                                          skeletal system
  90 Series (with DPS-100 digital imaging Tilting table systems                    1996
     computer systems)                    including digital imaging
                                          computer system used for
                                          general radiographic and
                                          fluoroscopic procedures
- -------------------------------------------------------------------------------------------------

(1) Marketed for Accoustic Imaging, an indirect subsidiary of Dornier, in conjunction with the sale of the Company's Mammotest and HFX mammography systems. Initial sales expected to occur in 1996.

BREAST CANCER IMAGING AND BIOPSY MARKETS

  Market Overview


     Breast cancer is the leading cause of cancer death among women in the United States aged 40 to 55 and the second leading cause of cancer death among all women in the United States. According to the American Cancer Society, approximately 184,000 new cases of breast cancer are expected to be diagnosed and approximately 44,000 women are expected to die from the disease in 1996. The incidence of breast cancer increases with age, rising from about 100 cases per 100,000 women starting at age 40 to about 400 cases per 100,000 women at the age of 65. Thus, the Company believes that the large number of aging baby boomers coupled with increased breast cancer screening rates and education will lead to an increase in the number of breast cancer screening and diagnostic procedures. Several physician organizations and the American Cancer Society recommend that women receive a baseline mammogram between the ages of 35 and 40, a new mammogram every two years between the ages of 40 and 50, and an annual mammogram thereafter. However, the Jacob's Institute of Women's Health estimates that only about 40% of women over age 40 in the United States are regularly following these guidelines. The direct costs for screening, diagnosis and treatment of breast cancer in the United States were estimated by the Company at approximately $8.5 billion in 1995, of which approximately $1.7 billion was spent on screening-related procedures and $4.2 billion was spent on diagnostic-related procedures. In response to increased public and political awareness of breast cancer in the 1990s, federal research expenditures for breast cancer have increased dramatically in the last six years.


  Breast Cancer Screening and Diagnosis

     Successful treatment of breast cancer depends in large part on the early detection of malignant lesions in the breast. According to the National Cancer Institute ("NCI"), the five-year survival rate decreases from more than 90% to 72% after the cancer has spread to the lymph nodes, and to 18% after it has spread to other organs such as the lungs, liver or brain. Current methods of detecting breast cancer typically include clinical and self examination and screening mammography. While these methods can indicate the presence of lesions in the breast, they cannot indicate whether the lesions are benign or malignant. If a clinical or self examination or screening mammogram detects a lesion of a suspicious nature, or if other symptoms of breast cancer are present, additional diagnostic mammography is typically ordered. In addition, if the abnormality is a mass, diagnostic ultrasound may be performed. There are more than 12,000 mammography systems in use in the United States today. According to the FDA, the number of mammograms performed in the United States grew from 15 million in 1990 to 25 million in 1995.

     If the results of a diagnostic mammogram are indeterminate, a breast biopsy is typically performed. Two to four percent of women receiving screening mammograms undergo biopsies, although practice patterns vary significantly. The Company believes that 1.1 million biopsies were performed in 1995, of which 300,000 were for palpable lesions and 800,000 were for non-palpable lesions detected by screening mammography. Seventy to ninety percent of biopsies currently result in a benign diagnosis. The most common forms of biopsy procedures are open surgical, stereotactic core needle and ultrasound-guided core needle biopsies.

     Open Surgical Biopsy. Open surgical biopsy has been the most commonly used method of diagnosing breast cancer for many years. Although open surgical biopsy typically provides the tissue sample necessary for a definitive diagnosis, the procedure has several disadvantages. Open surgical biopsy is generally performed in an operating room with general anesthesia. The procedure takes approximately one hour and requires one to two days of recuperation at home. In some cases, the deep skin incision required for the procedure and the large amount of tissue removed may result in permanent breast disfigurement. Open surgical biopsies can also leave internal tissue scars that can impair the ability of subsequent mammograms to detect potentially cancerous lesions. In the United States, the aggregate cost of an open surgical biopsy, including surgical fees and operating room charges, ranges from approximately $2,500 to $5,000.

     Stereotactic Core Needle Biopsy. Stereotactic core needle biopsy was pioneered by the Company and a group of radiologists with the development of the Company's Mammotest system in the late 1980s. As an alternative to open surgical biopsy, stereotactic core needle biopsy offers a less-invasive procedure, lower cost and minimal scarring of the breast, while maintaining accuracy in cancer detection. Stereotactic core needle biopsies using systems such as the Company's Mammotest system can be performed in a physician's office, breast imaging center or hospital. Although the procedure was initially performed by radiologists, it is now being more widely adopted by surgeons as they become aware of the accuracy and less-invasive nature of the procedure. Surgical societies are now scheduling training workshops for their members to learn how to perform stereotactic core needle biopsies, and sales to surgical practices or ambulatory surgery centers have accelerated recently. The procedure is typically billed at between $750 and $1,200.

     During the stereotactic core needle biopsy procedure, the patient lies prone in a face down position on top of a stereotactic x-ray imaging table with her breast protruding through an opening in the table, creating a work space below the table for the physician. An x-ray imaging system is located on the underside of the table that enables the physician to localize a lesion in a three-dimensional field and accurately position the core needle within one millimeter of the targeted lesion for sampling. During the less than one-hour procedure, the patient is given a local anesthetic and a small nick is made in the patient's skin. Typically, the physician takes 5 to 10 samples of tissue from the potentially cancerous site. As with open surgical biopsy, the samples are sent to the pathology laboratory for analysis. At the conclusion of the procedure, the skin nick is covered by a band-aid.

     The number of stereotactic core needle biopsy procedures performed has grown rapidly in the last five years. The Company estimates that approximately 200,000 core needle biopsy procedures were performed in the United States in 1995, up from less than 500 in 1990. The increased acceptance and use of core needle biopsy techniques has been driven by the clinical and cost advantages of core needle biopsies, as well as a number of other factors. Improved tissue removal systems such as the Mammotome(TM) device from Biopsys Medical, Inc. (which can be used in conjunction with the Company's Mammotest system) have provided surgeons with a percutaneous core needle procedure that can remove tissue samples as effectively as a typical open surgical biopsy. Increased public awareness of these techniques has also been a factor. Since 1993, several television programs have aired stories on the benefits of stereotactic core needle biopsy which the Company believes raised the awareness of women and managed care organizations as to the cost savings and less-invasive nature of the procedure. Finally, failure to diagnose breast cancer on a timely basis is currently the leading cause of malpractice lawsuits against physicians, which the Company believes is encouraging physicians to request more biopsies.

     Ultrasound-Guided Core Needle Biopsy. Ultrasound imaging can play an important adjunctive role to mammography based on its ability to characterize masses in breast tissue. For example, benign cysts can be diagnosed reliably with ultrasound and, with state of the art ultrasound equipment, some masses in addition to cysts can be diagnosed as benign. Additionally, ultrasound does not expose a patient to x-ray radiation. In general, ultrasound is underutilized as a breast imaging modality in part because the quality of the equipment has only recently improved to the level needed for breast imaging and because mammographers often are not sufficiently trained in breast ultrasound imaging techniques. Although the Company believes a significant number of non-palpable breast lesions could be biopsied under ultrasound guidance, only a small percentage of such biopsies are currently performed using this modality. Nonetheless, the Company believes that the large number of breast lesions that could be biopsied under ultrasound guidance and the ability of ultrasound to characterize certain breast masses without the use of x-ray radiation will result in the increased use of ultrasound for both the diagnosis of breast masses and core needle biopsies in the future.

  New Breast Cancer Diagnostic Technologies

     There are a number of new and developing technologies, such as digital mammography and magnetic resonance imaging, that may be used to detect and diagnose breast cancer. The Company has products under development using each of such technologies. See "Breast Cancer Imaging and Biopsy Markets -- Breast Cancer Products Under Development."


     Digital Mammography. Digital mammography provides a number of advantages over conventional mammography. Because a digital mammography system separates the display of a mammogram from the detection and creation of the image (a film screen mammogram acts both as a detector and display) the contrast may be varied on the display monitor. In this way, dense breast tissue can be interpreted appropriately without subjecting the patient to a second mammogram. Digital mammography may be especially useful in screening women under age 50 due to the limited ability of film screen mammography to image the denser breast tissue of younger women. As reported by the American Cancer Society, women under age 50 still experience significant incidence of breast cancer, with 23% of breast cancer cases detected in women under age 50 (42,600 cases in 1995). Moreover, according to a physicians' insurers survey, over 70% of all malpractice payments made between 1985 and 1994 for failure to diagnose breast cancer resulted from a failure to diagnose such cancer in women under age 50. In addition, a properly designed digital mammography detector system can reduce the radiation required for a diagnostic mammogram by at least a factor of two. Other benefits from a digital mammography system include real time acquisition (film processing is not necessary), storage of the mammogram in digital memory or on digital archival media, computer aided diagnosis and telemammography.


     Magnetic Resonance Imaging. Magnetic resonance imaging is an evolving modality for imaging breast cancer. Breast magnetic resonance imaging ("Breast MR"), with the intravenous injection of a contrast agent, has been demonstrated in clinical research to be more effective at detecting the extent of known breast cancer as compared to film screen mammography or ultrasound. Breast MR can detect lesions not seen on film screen mammography or ultrasound. However, since the lesions cannot currently be diagnosed as benign or malignant with Breast MR, there is a need for a capability to perform core needle biopsy under MR guidance.


     The Company believes that the primary use of Breast MR, combined with biopsy capabilities, will be to stage known breast cancers, providing physicians and patients with additional information concerning the appropriateness of lumpectomy as opposed to mastectomy. Additionally, Breast MR is expected to be used in patients who require frequent follow up due to the risk of breast cancer recurrence. Typically, such patients have previously undergone breast conserving surgeries, such as partial mastectomies or lumpectomies. The Company believes that over 1 million women have undergone breast conserving surgeries and another 100,000 women undergo them every year. The Company believes that as the population of women who have undergone breast conserving treatments increases, the demand for Breast MR and MR biopsy systems will also increase. In addition, Breast MR may also be used to diagnose special cases where breast cancer may be suspected but where film screen mammography and ultrasound produce negative findings.


  Breast Cancer Products


     The Company serves the mammography market with stereotactic core needle biopsy products and screening and diagnostic mammography systems.


     Mammotest/Mammovision. The Company's Mammotest stereotactic core needle biopsy system, first introduced in 1989, is designed expressly for core needle biopsy of the breast and represents substantial improvements over open surgical biopsy for most patients requiring diagnosis for breast cancer. The Mammotest system consists primarily of an elevating, prone position table, a mammographic x-ray imaging system and a stereotactic needle guidance system. The Company is one of only two manufacturers worldwide of prone position tables. In 1992, the Company introduced Mammovision, the first FDA cleared charge coupled device ("CCD") imaging system that permits near real time imaging of breast tissue. With the aid of proprietary software for the Mammovision computer, coordinates of the lesion can be quickly calculated using a computer trackball. These coordinates are then sent via a computer interface to the Autoguide, a motor driven needle holder assembly that precisely aims the biopsy needle directly at the lesion. Mammovision has become a standard for providing computer based imaging for the Mammotest system.

     Since 1990, approximately 500 Mammotest systems have been installed worldwide, with the vast majority in the United States. The list price of the Mammotest system with Mammovision is $225,000. A Mammovision sold separately has a list price of $95,000.

     Mammotest Plus/Mammovision Plus. The Company introduced Mammotest Plus and Mammovision Plus in November 1995. The Mammotest Plus system permits its operator 360 degree access to the breast and incorporates the software and hardware features of Target on Scout and Lateral Arm that allow small breasts (compressed to less than 2.5cm) and breasts with lesions located near the axilla or very posterior to the chest wall to be biopsied more easily. Mammovision Plus is a new CCD imaging system that provides an optional expanded field of view (10 x 5cm versus 5 x 5cm) as well as the ability to remove the camera from the Mammotest table. This feature permits the operator to install the Mammovision Plus camera on the Company's HFX diagnostic mammography system. Thus, near real time digital imaging can be performed in conjunction with standard diagnostic mammography. As a result, the cost elements of the system can be amortized across a larger number of procedures thus effectively expanding the Company's market for Mammotest Plus and Mammovision Plus systems. The list price of a Mammotest Plus system with a Mammovision Plus is approximately $280,000.

     Performa 7.5 Mhz Ultrasound System. The Company has entered into an agreement with Acoustic Imaging, an indirect subsidiary of Dornier, to distribute the Performa dedicated ultrasound breast imaging system in conjunction with the sale of the Company's Mammotest and HFX diagnostic mammography systems. Performa allows core needle biopsies to be performed with ultrasound guidance if the lesion can be visualized under ultrasound. The Company began marketing these dedicated ultrasound breast imaging systems early in the second quarter of 1996. The list price for the Performa breast ultrasound system is $45,000.

     HFX Mammography System. HFX is a diagnostic mammography system designed to perform high quality, low dose breast examinations quickly, easily and efficiently. Through a proprietary x-ray tube, the HFX generates excellent spatial resolution, especially at the front edge of the image receptor where magnification mammography examinations are performed. The HFX can be provided in a two-tube configuration and integrated with the Mammotest to provide a cost-efficient system capable of performing both mammography and stereotactic core needle breast biopsies. The HFX mammography system ranges in price from $50,000 to $70,000.

  Breast Cancer Products Under Development


     SENOSCAN Digital Mammography System. The Company is a leader in the development of full-field digital mammography systems. Digital mammography provides a number of advantages over currently available film screen mammography, including an improved ability to image dense breast tissue, reduced radiation dosage to the patient, real time imaging and the ability to store images in a digital format. Additionally, digital mammography images may be transmitted over high-speed telecommunication networks, thus allowing remote diagnosis and review of suspicious mammograms. The Company believes that its SENOSCAN full-field digital mammography system, which was introduced as a prototype in late 1995, will offer all of these advantages.



     The Company believes there is a large potential market for digital mammography. The Company's SENOSCAN digital mammography system under development may represent a significant technological advance in the imaging of breast tissue, especially in younger women. Current film screen mammography technology is limited in its ability to image the dense breast tissue of younger women. As reported by the American Cancer Society, women under age 50 experience significant incidence of breast cancer, with 23% of breast cancer cases detected in women under age 50 (42,600 cases in 1995).



     The Company will soon install SENOSCAN systems at three locations for clinical testing to be performed on 400 to 500 patients. The Company expects this clinical testing to begin in the second half of 1996. This clinical testing, which is being partially funded by NCI, will image patients for an agreement study of film screen and digital mammography. The Company plans to submit a 510(k) application, together with the results of these clinical trials, to the FDA in late 1996, and will seek clearance of SENOSCAN for diagnostic labelling. See "-- Government Regulation."


     While the Company expects that its SENOSCAN system will cost at least three times as much as conventional film screen mammography systems, it believes that the increased benefits from improved imaging will more than offset the increased capital costs. See "-- Government Reimbursement."


     Prototype MR Biopsy System. The Company has designed and manufactured a prototype MR biopsy system that is compatible with the General Electric Signa 1.5T magnetic resonance imaging system, which constitute a significant portion of the 4,000 installed magnetic resonance imaging systems believed to be in operation in the United States. Clinical trials of the prototype system will begin shortly to further test the system's ability to reliably biopsy breast lesions using magnetic resonance imaging as its guidance modality. The Company believes that the primary use of Breast MR, combined with biopsy capabilities, will be to stage known cancers providing the physician and patient with additional information concerning the appropriateness of lumpectomy as opposed to mastectomy. See "Risk Factors -- Risks of New Product Development and Market Acceptance."

ELECTROPHYSIOLOGY MARKETS

  Market Overview

     The Company estimates that of the 500,000 annual heart attack deaths in the United States, more than 400,000 are related to ventricular tachycardia (very rapid heartbeat) or other cardiac arrhythmias that may induce sudden death. Cardiac arrhythmias are irregular heartbeats that arise when the normal pattern of conduction of electrical impulses in the heart is disrupted. Cardiac arrhythmias can range from isolated premature contractions to tachycardia that may lead to life-threatening episodes of ventricular fibrillation.


     Atrial fibrillation is a common, normally non-life threatening form of atrial tachycardia. As of 1992, approximately 2.0 million people in the United States had this condition. Atrial fibrillation is normally treated by cardioversion at a hospital or physician's office. In cardioversion, an external electrical shock is applied to the chest to restore a normal pattern of conduction of electrical impulses in the heart. Episodes of atrial fibrillation are a frequent cause of strokes due to emboli (clots) formed in the heart dislodging and blocking cerebral arteries. An industry source estimates that atrial fibrillation causes 75,000 strokes each year.


  Diagnosis and Treatment of Cardiac Arrhythmia

     In 1992, over 3.7 million people in the United States suffered from some type of cardiac arrhythmia. The treatment these patients receive typically involves a diagnostic EP study and the prescription of an anti-arrhythmic drug, corrective open heart surgery, the implantation of an implantable cardiovertor defibrillator ("ICD") or interventional therapy such as radio frequency ("RF") ablation. The Company estimates that approximately 200,000 EP studies were performed in 1995 and expects this number to increase in the future as a result of the growing use of these therapies.

     EP studies are typically undertaken in a dedicated electrophysiology laboratory ("EP Lab") by inducing arrhythmias in patients. The arrhythmia is generally induced by electrostimulation of the heart through the percutaneous introduction of catheters into veins leading into the heart. Tilt table testing is also performed to observe presence or absence of syncope (transient fainting) when the patient is moved to a natural, upright position. If it is determined that the patient might benefit from a surgical or other interventional procedure, the electrical activity in the patient's heart is generally mapped in an effort to locate the precise area of the heart that is causing the arrhythmia or tachycardia. EP x-ray imaging positioners, stimulators and recording devices are used during these procedures, all of which the Company manufactures.

     The Company expects the EP market to expand over the next several years based on the rapid growth of ICD implantation and the development of RF ablation and new catheter based technologies for the treatment of ventricular tachycardia and atrial fibrillation. ICDs are typically implanted in patients who have experienced ventricular tachycardia and are diagnosed to be at risk of ventricular fibrillation and sudden cardiac death. Due to the increased number of approved devices and increased indications of use, implantation of ICDs has grown significantly over the past several years. The Company expects strong growth in the use of ICDs as a result of recent studies which have indicated that ICDs may provide a more effective therapy for ventricular fibrillation than existing drug therapies and based on the development of transvenous leads for ICDs and smaller device sizes that allow pectoral implantation. The advent of transvenous leads and pectoral implantation will allow ICDs to be implanted in outpatient dedicated device implantation suites which can be operated less expensively than standard operating rooms. The Company believes the growth of pectoral implantation of ICDs will provide an expanding market opportunity for such a dedicated device implantation suite which will require x-ray imaging equipment.

     During the last five years, RF ablation has been increasingly used to treat atrial arrhythmias such as Wolf-Parkinson-White syndrome. RF ablation involves locating an electrical abnormality in a chamber of the heart and using specialized EP catheters to deliver energy from an external source in an amount sufficient to ablate the abnormal tissue. RF ablation has also been used successfully to treat certain ventricular tachycardia. Recent research by electrophysiologists has focused on the use of catheter-based technology used in an EP interventional procedure to permanently cure certain patients with recurrent atrial fibrillation.


  Products


     The Company's strategy is to develop and market an integrated, dedicated EP Lab which contains stimulation, recording and x-ray imaging capabilities for use in diagnostic and therapeutic EP procedures. An integrated EP system offers the potential of consolidating controls and monitors in order to speed EP procedures and reduce requirements for ancillary personnel. The Company's EP products offer specialized features specifically designed for the electrophysiologist. The Company offers a choice of ceiling and floor mounted c-arm positioners which incorporate motorized isocentric c-arm movement (allowing multiple fluoroscopic views of the patient's heart without moving the patient), a ceiling suspended table capable of vertical patient positioning, and pulse progressive fluoroscopy capable of reducing x-ray dosage by up to 80%.


     Until recently, most EP procedures have been performed in cardiac catheterization laboratories or performed with mobile fluoroscopic systems. The Company, with the cooperation of the University of Colorado Health Sciences Center, developed the first dedicated EP system in 1985, and since that time has sold approximately 70 dedicated EP systems, primarily to teaching hospitals in the United States.


     EP/X. In 1995, the Company introduced the EP/X system, an economical, state of the art single plane x-ray imaging system. The EP/X system meets most general purpose EP requirements for both community and teaching hospitals. The EP/X is offered optionally with the Company's patented automatic pulse progressive fluoroscopy system. The list price of the system ranges from $300,000 to $380,000. As a result of healthcare industry cost containment pressures, the majority of the Company's EP system orders have recently included the EP/X system.



     EP/X(2). The EP/X(2) is a new, cost-effective, ceiling suspended, bi-plane fluoroscopy system. The Company believes that bi-plane imaging will be increasingly required for new, developing EP procedures such as catheter treatment for ventricular tachycardia or atrial fibrillation. The Company believes the flexibility of the ceiling suspended system will allow versatile use of the bi-plane x-ray system whether in a dedicated EP laboratory or in a surgical suite. The Company anticipates that EP/X(2) will complement its existing, more expensive, bi-plane Cardiac CX/Pegasus imaging system. The EP/X(2) is expected to carry a list price of $800,000, or 20% below the lowest priced competitive systems currently available. The Company has submitted a 510(k) application for the EP/X(2), which is currently pending with the FDA.


     EP Stimulators. The Company currently markets the DTU-215 EP Stimulator, a four-channel stimulator for use in EP labs. In 1996, the Company plans to introduce the EP/Stim, a computer controlled stimulator that allows direct communication with the Company's EPACE product described below. The DTU-215 EP Stimulator lists for $22,000. The Company anticipates submitting a 510(k) application for the EP/Stim in 1996.


     EPIC. EPIC is a computerized image management system used to integrate and display x-ray images and electrocardiogram ("ECG") signals during an EP procedure. The EPIC can handle both bi-plane and single plane images and provides the ability to display three ECG signals from the EPACE recording system on the x-ray imaging system in both the control room and the procedure room.


     EPACE. The EPACE product is a computer-based 32 channel recording system. It is also the foundation for the Company's integrated EP Lab, in which EPACE is linked by a computer interface to the EPIC imaging computer and the newly developed EP/Stim computer controlled stimulator.


     Competitors in the EP market such as GE Medical Systems, Philips Electronics, Siemens and Toshiba provide single-plane systems for the EP Lab at prices ranging from $500,000 to $600,000. The Company's dedicated EP systems are designed specifically for the requirements of the electrophysiologist and are offered at prices under $400,000 for the EP/X single-plane system. As a result, the Company is able to compete on both price and product features.

ENDOVASCULAR AND INTERVENTIONAL MARKETS

  Market Overview


     The most common form of cardiovascular disease is atherosclerosis, a disease characterized by the thickening of the arteries caused by deposits of "plaque," a fatty substance. Atherosclerosis affects both coronary and peripheral arteries. Open surgical procedures have traditionally been performed in the operating room by vascular surgeons to repair the partially-blocked arteries that have been impairing the normal flow of blood. Some of the most frequent procedures involve the carotid, iliac, femoral and popliteal arteries. In addition, vascular surgeons repair aneurysms (balloon like enlargements of an artery) which, if left untreated, may rupture and frequently cause death.


  Emerging Treatments for Vascular Disease

     During the last decade, percutaneous catheter techniques have been developed to treat a significant number of vascular disorders. Percutaneous catheter-based procedures guided by high performance x-ray imaging are significantly less-invasive and less costly than open surgical procedures. These procedures were initially developed by cardiologists and radiologists and performed in cardiac catheterization or angiographic laboratories in the cardiology or radiology departments.


     Angioplasty, one of the most frequently performed procedures, involves x-ray imaging guidance of a catheter introduced into a blood vessel. The catheter is guided to the vascular narrowing and a balloon is inflated to reopen the artery to normal flow. While peripheral angioplasty has been quite successful, a significant portion of treated vessels reocclude over time. More recent developments include the implantation of a stent delivered to the narrowing on a catheter. Recent studies have shown that stents keep the artery open for a longer duration. In addition, catheter based techniques to remove plaque have demonstrated success and frequently are performed in conjunction with stent deployment.


     More recently, vascular surgeons are purchasing x-ray imaging systems for installation in the operating room, and vascular surgeons are becoming trained in the performance of these newer, less-invasive vascular (non-coronary) procedures. Historically, mobile c-arm intensifiers have provided x-ray imaging capability for vascular surgeons. However, more complex procedures, such as carotid stenting and abdominal aortic aneurysm ("AAA") repair using stent grafts, require more sophisticated x-ray imaging capability in the operating room.


     AAAs are difficult to treat vascular enlargements which, if left untreated, become increasingly susceptible to rupture, usually resulting in death. Several companies have developed stent grafts which are deployed across the aneurysm following percutaneous catheter introduction. The x-ray imaging requirements for percutaneous AAA repair are demanding and typically cannot be met by the capabilities of mobile c-arm intensifier systems. There are currently no FDA approved stent grafts for treating AAA; however, clinical trials are underway in several centers. The Company believes that stent grafts will eventually provide a less-invasive method of treating the 190,000 AAAs diagnosed yearly in the United States. Currently, only 45,000 patients undergo open surgery annually in large part due to the high mortality and morbidity associated with the procedure.


     In addition, the use of laparoscopic cholecystectomy (minimally-invasive gall bladder removal) procedures has grown dramatically over the last five years. These procedures normally require the use of x-ray systems in the operating room to perform intraoperative cholangiograms (x-ray studies of the gallbladder). The Company believes that continued growth in the use of laparoscopic and other minimally-invasive procedures will increase the demand for dedicated x-ray systems in the operating room.


     The Company believes that vascular surgeons would prefer to perform catheter directed techniques such as peripheral angioplasty and stent placements in the operating room using angiographic x-ray imaging systems with similar angiographic capabilities as found in dedicated x-ray laboratories. The Company also believes that vascular surgeons would prefer to perform new evolving and high risk procedures such as AAA repairs and carotid and iliac stenting in the operating room where open surgery would be immediately available if necessary.


  Products

     2000 Series. The 2000 Series includes dedicated specialized x-ray imaging systems designed for installation in an operating room. These systems include a ceiling suspended isocentric c-arm x-ray imaging system with state of the art angiographic and digital image management capabilities. These systems include a surgical table with motorized control for rotation, tilting and elevation. An unobstructed 80 inch cantilevered carbon fiber table top supports the patient and permits full body x-ray imaging of patients. The surgical table provides full capability for the performance of open surgical procedures, including open heart operations.

     The 2000 Series includes variable frame rate progressive fluoroscopy for x-ray dose reduction of up to 80% with no loss in image quality. The Company believes this feature is very important because the 2000 Series systems are frequently used by many non-radiology trained specialists to perform procedures such as catheter placements, pacemaker implantation and general orthopedics.


     The Company is not aware of any other company making dedicated x-ray imaging systems for surgery with similar features to the 2000 Series systems. A number of manufacturers provide less expensive mobile c-arm intensifier systems to meet x-ray imaging requirements in surgery. However, the 2000 Series systems incorporate improved image quality, ease and speed of positioning, x-ray dose reduction and on-line angiographic image processing, thus providing unique advantages over a mobile c-arm. The Company believes that these product features are important to surgeons who perform endovascular procedures in the operating room. Since 1991, the Company's 2000 Series systems have been distributed by International Surgical Systems ("ISS") under an OEM agreement. ISS's list price for the 2000 Series products is approximately $475,000. See "-- OEM
Agreements -- ISS."



     Imager III/DPS-100. The Company's Imager III system is a universal x-ray imaging system designed for a wide variety of interventional radiology procedures, primarily endovascular procedures. These systems incorporate digital image processing computers, which allow a reduction in x-ray dose and improvement in image quality, and sophisticated positioning control of the patient and x-ray source, which allow the physician to efficiently achieve all angulations necessary to perform a procedure. The DPS-100 is a low-cost computer system used as a digital imaging device with the Imager III and in general purpose fluoroscopy. The DPS-100 provides a cost-effective solution for the incorporation of digital imaging capabilities. The list prices of the Imager III systems range from $500,000 to $800,000 depending on the components included.


OEM AGREEMENTS


     The Company also designs and manufactures specialty x-ray imaging components and subsystems for several leading medical products companies as an OEM. In 1995, sales under OEM contracts constituted approximately 40% of the Company's total revenues. These OEM contracts provide the Company with opportunities to share in the development and use of new technologies, to receive third party funding of new product development costs, to increase manufacturing volumes for components and subsystems used in other products and, in most cases, to maintain an ownership interest in product designs.



     GE Medical Systems. GE Medical Systems, the holder of a 19% interest in the Company, is currently the Company's largest OEM customer, accounting for approximately 10.3% of the Company's total revenues in 1995. Under the OEM contract with GE Medical Systems, GE Medical Systems is required to purchase certain minimum annual quantities of Tilt C positioners from the Company. The Tilt C positioner is a multi-purpose 90 degree tilting table with a cantilevered table top and sophisticated positioner controls. These multi-purpose systems are used in interventional procedures, such as biopsies, as well as in general imaging studies. The Company may also independently sell systems incorporating its Imager III version of the Tilt C system sold to GE Medical Systems under this OEM contract. This agreement expires in December 1997.

     Varian. The Company provides a line of x-ray generators and imaging systems to Varian for incorporation into Varian's Ximatron radiotherapy simulator system. The Company has provided Varian with imaging systems since 1983 and is currently working under a multi-year contract with Varian. This agreement expires in October 1998.

     Storz. In 1988, the Company entered into a ten-year agreement with Storz under which the Company has designed and manufactures the c-arm x-ray imaging system used with Storz Medical's Modulith SLX lithotripter (a non-invasive system for breaking kidney stones). The Modulith SLX is sold worldwide although it has been sold in the United States only since FDA clearance was received in March 1995.

     Picker. The Company supplies Picker with a complete line of general radiology systems. Picker markets a complete radiographic and fluoroscopic system which includes the Company's x-ray generator, table and tube stand. This agreement expires in February 1997.


     Dornier. The Company supplies Dornier with x-ray imaging systems for sale with Dornier's lithotripter systems. Dornier received FDA clearance to sell its newest lithotripter (incorporating the Company's components) in the United States in May 1995. This agreement expires in December 2001.



     ISS. The Company sells its 2000 Series specialty x-ray imaging system to ISS under an OEM agreement. Under this agreement, ISS is responsible for sales and marketing of these systems into the surgical market, while the Company is responsible for installation, applications training and service for 2000 Series systems sold by ISS. ISS currently has five direct sales people selling the 2000 Series in the United States and conducts joint marketing activities with the Company in Western Europe and South America. This agreement expires in December 1998.


GENERAL RADIOLOGY PRODUCTS

     In addition to the breast cancer and electrophysiology and OEM products described above, the Company also sells other diagnostic x-ray imaging systems and other products used for general x-ray procedures. These systems are sold domestically and internationally through direct and dealer distribution channels for use in hospitals, clinics and physician's offices for general radiographic and fluoroscopic screening.


     TRAUMEX. The Company's TRAUMEX x-ray imaging system provides unique positioning capabilities which require minimal patient movement, making it well suited for emergency room applications. It also serves as a versatile general radiographic system for hospitals. During 1995, the Company began shipping an upgraded version of TRAUMEX that included new features and certain improvements in reliability. The list price of the Company's TRAUMEX system ranges from $140,000 to $200,000.



     Digital X. The Company also manufactures and sells Digital X and other general radiographic systems to hospitals and clinics. The Digital X radiographic product line includes x-ray imaging products for use in clinics and physicians' offices, which generally sell for approximately $35,000, and systems for hospitals which generally sell in the range of $80,000 to $120,000.


     90 Series. The Company's 90 Series systems are composed of radiographic and fluoroscopic tables used in conjunction with generators and imaging chains and are sold through direct, dealer and OEM channels. The Company also sells a line of radiographic and fluoroscopic systems designed for real time x-ray imaging which are sold to both clinics and hospitals with list prices ranging from $175,000 to $250,000.

SALES AND MARKETING


     In the United States, the Company currently markets its products through its direct sales force and certain dealers. Direct sales offer the Company higher margins, more control over the sales process and customer contacts, and ongoing service revenues. The Company believes that more sophisticated products such as certain breast cancer, EP and endovascular systems require a focused and dedicated sales force. As a result, the majority of the Company's sales of Mammotest and EP systems are made through its direct sales force. The Company believes that general radiology systems are more appropriately sold by dealers because such products require broader distribution and more competitive pricing. Accordingly, the Company markets its general radiology systems through its dealer organization. Certain of the Company's dealers market the Company's entire product line, while others focus exclusively on the general radiology market. As of March 31, 1996, the Company had approximately 30 direct sales people whose territories primarily cover large metropolitan areas and approximately 30 independent dealers which cover the remainder of the United States.


     Historically, the Company has focused its marketing efforts in the United States. Recently, however, the Company has expanded its international marketing efforts to support the Company's expansion into the European, Asian and Latin American markets. In 1984, the Company formed a subsidiary in Australia to manage its sales there and to manage a network of dealers in Asia. In 1993, the Company created a European sales subsidiary to manage both dealers and direct sales personnel in Europe. International sales are also made through a network of dealers in Latin America and the Middle East. In January 1996, the Company opened a representative office in China. As of March 31, 1996, the Company had 10 direct sales people and approximately 50 dealers conducting the Company's international sales efforts.


     The Company's key marketing activities include trade shows, professional journal advertising, telemarketing and the organization and administration of seminars, conferences and physician training programs. The telemarketing group develops sales leads and assesses customer satisfaction with the Company's products and both direct and dealer service performance.

     The Company's service organization is responsible for installing the Company's products and providing warranty service. Company products sold by the direct sales force carry limited warranties covering parts and labor for periods ranging from six to twelve months. Company products sold through dealers and to OEM customers carry limited warranties with terms ranging from six to twelve months which cover only parts or components supplied by the Company. Service personnel provide maintenance service under service contracts or at hourly rates from eight locations in the United States. The Company plans to continue to expand its direct service organization to complement the planned growth in the Company's direct sales organization. The Company's direct service organization services its products in certain foreign countries. In other foreign countries, the Company services its products through dealers and third parties. As of March 31, 1996, the Company employed 57 field and technical support engineers and 11 administrative and management personnel in its U.S. service organization.

RESEARCH AND DEVELOPMENT

     The Company has a number of potential new products in various stages of development. Currently, the Company's research and development efforts are focused on the development of SENOSCAN, a full field digital mammography system employing CCD imaging technology. In addition, the Company is expending significant research efforts on EP systems, advanced image processing and high frequency generator design. Research and development expenditures totalled $6.2 million, $5.6 million and $6.7 million in 1993, 1994 and 1995 respectively. A portion of these research and development expenditures is reimbursed by the Company's OEM customers.


     NCI, through payments made to certain members of the National Digital Mammography Development Group (a consortium of GE Medical Systems and four universities), has provided funding for the clinical testing of SENOSCAN. The Company is also a party to a Cooperative Research and Development Agreement with the Lawrence Livermore National Laboratory to jointly develop design parameters for a digital mammography system, and has a research arrangement with the University of Toronto's Department of Medical Physics to jointly evaluate the Company's digital mammography detector system. See "Breast Cancer Imaging and Biopsy Market -- Breast Cancer Products Under Development."


     The Company believes that its ability to develop technical innovations and apply them to new products designed for targeted clinical applications has been and continues to be important to its success. The Company's key areas of engineering expertise include digital image processing, structural mechanical design, microprocessor control of servo systems, high voltage x-ray generator design and high resolution video systems. As of March 31, 1996, the Company employed 86 engineers and technicians in the research and development function.

     The Company's products under development require significant investments in equipment, inventory, manufacturing and marketing by the Company. Lengthy and expensive clinical trials could also be required prior to submission to the FDA and FDA clearance or approval. For example, the Company is developing a number of new products for the breast cancer market that have not yet undergone clinical trials or received FDA clearance or approval, and are only in the prototype or earlier stages. There can be no assurance that the Company will be able to successfully design, manufacture and market these new products, that the new products will receive FDA clearance or approval, or that these products will be accepted by the marketplace. Lack of widespread acceptance of these products could have a material adverse effect on the Company's future revenues and earnings. See "-- Government Regulation."


MANUFACTURING

     The Company's products are manufactured at its manufacturing facilities in Denver, Colorado and Chicago, Illinois. Production processes at the facilities include machining, fabrication, printed circuit board assembly and testing, subassembly, system assembly and final testing. The Company has invested in various automated and semi-automated equipment for the fabrication and machining of parts and assemblies incorporated in its products. The Company may from time to time further invest in such equipment when cost-justified. The Company's quality assurance program includes various quality control measures from inspection of raw materials, purchased parts and assemblies through on-line inspection.

     The Company's manufacturing facilities are subject to periodic inspection by the FDA. In March 1995, the Company was issued a warning letter by the FDA concerning documentation and other deficiencies in the manufacturing practices at its Denver facility. The Company rectified these deficiencies and resolved this matter with the FDA in June 1995. In September 1995, the Company received a warning letter from the FDA with respect to documentation and other deficiencies at its Chicago facility. The Company believes it has corrected the deficiencies discussed in that letter and is in the process of obtaining third-party certification of these corrections. See "Risk Factors -- Government Regulations; No Assurance of Regulatory Approval."

     The Company's manufacturing processes are, for the most part, vertically integrated, although selective outsourcing is employed to take advantage of economies of scale at outside manufacturing facilities and to alleviate manufacturing bottlenecks. The Company purchases materials and components from various suppliers that are either standard products or built to Company specifications. See "Risk Factors -- Manufacturing and Operating Risks." Certain components used in existing products of the Company, as well as products under development, are frequently purchased from single sources. The Company believes that alternative sources for such components can generally be obtained when necessary, although the need to change suppliers or to alternate between suppliers might cause material delays in delivery or significantly increase the Company's costs. See "Risk Factors -- Dependence on Key Suppliers."

COMPETITION


     The Company encounters and expects to continue to encounter intense competition in the sale of its products. The Company believes that the principal competitive factors affecting the markets for its products include the clinical aspects of the products, product features, product performance and quality, upgrade flexibility, price and customer service. The Company's competitors include large multinational corporations and their operating units, including GE Medical Systems, Siemens, Hitachi, Toshiba, Shimadzu and Picker, as well as a number of other companies such as Trex Medical. These companies typically have a larger installed base and far greater financial, management, manufacturing, sales and marketing, and other resources than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, manufacture, promotion and sale of their products than the Company. Moreover, a significant portion of the Company's sales are to medical equipment companies who integrate the Company's products into their own systems or resell these products under their own label. There can be no assurance that such companies will not choose to purchase from alternative sources or internally manufacture competing products. In some cases, the products sold by these companies compete with products offered by the Company and its independent dealers. The Company also faces competition from vendors selling used x-ray imaging equipment, particularly general radiology systems, at prices substantially below the prices of the Company's products. In addition, competition could increase if new companies enter the market or if existing competitors expand their product lines or intensify efforts within existing product lines. There can be no assurance that the Company's current products or products under development will be sufficient to enable it to compete effectively. In addition, the Company competes for acquisition opportunities, OEM and service contracts and experienced personnel.


     The Company's Mammotest system principally competes with Lorad's prone-positioning breast biopsy system, which Lorad has aggressively priced. Many larger companies, including GE Medical Systems, Philips and Siemens also offer stereotactic add-on systems. See "Patents and Proprietary Rights" for a discussion of the Company's patent infringement litigation against Lorad.



     Additionally, U.S. Surgical Corporation ("U.S. Surgical") has recently introduced a 20 millimeter diameter tissue removal system. The U.S. Surgical biopsy system is sold with a stereotactic table which Lorad manufactures for U.S. Surgical on a private label basis.


PATENTS AND PROPRIETARY RIGHTS


     The Company seeks to protect its proprietary rights through a combination of technical experience, patent, trade secret and trademark protection and nondisclosure agreements. The Company's future success will depend in part on its ability to obtain and enforce patent protection for its products and processes, preserve its trade secrets and operate without infringing on the patent or proprietary rights of others.



     While the Company has numerous U.S. and foreign issued patents and pending patent applications covering various aspects of its products, there can be no assurance that the Company's patents, and any patents that may be issued in the future, will provide the Company with significant competitive advantages or protection of its intellectual property. The Company's issued patents cover, among other things, certain features of its Mammotest stereotactic breast biopsy system, and its allowed patents include a patent on certain features of its SENOSCAN digital mammography system and MR biopsy system. In addition, the laws of some foreign countries do not protect the Company's proprietary rights in its products to the same extent as do the laws of the United States. The Company anticipates that any attempt to enforce its patents would be time consuming and costly. No assurance can be given that any patents owned or applied for by the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to the Company. In addition, since many other companies hold patents in fields in which the Company operates, the Company could be found to have infringed third-party patents and could be required to alter its products or processes, pay licensing fees, which may not be available to the Company on commercially reasonable terms, if at all, or cease making and selling any infringing products and pay damages for past infringement.



     In addition, the Company relies on trade secrets and proprietary know-how, which it seeks to protect, in part, through appropriate confidentiality and proprietary information agreements. These agreements generally provide that all confidential information developed or made known to the individual by the Company during the course of the individual's relationship with the Company is to be kept confidential and not disclosed to third parties, except in specific circumstances. The agreements generally provide that all inventions conceived by the individual in the course of rendering services to the Company shall be the exclusive property of the Company. There can be no assurance that proprietary information or confidentiality agreements with employees, consultants and others will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known to, or independently developed by, competitors.


     In April 1992, the Company filed a patent infringement lawsuit against Lorad in the United States District Court for the District of Colorado. The Company owns patent No. 5,078,142, covering certain features of its Mammotest stereotactic breast biopsy system and believes that Lorad has infringed certain claims of its patent with the introduction of its mammographic biopsy system. The action seeks to enjoin Lorad and its agents from the manufacture, use and sale of the allegedly infringing stereotactic breast biopsy system. The Company is also seeking treble damages and attorneys' fees. The Company intends to seek the earliest possible trial date for this litigation. It is possible that this suit will not come to trial until after the resolution of a case currently before the U. S. Supreme Court, Werner-Jenkinson Company, Inc. v Hilton Davis Chemical Co. Although the Company is not a party to the Werner-Jenkinson case, certain issues related to the doctrine of equivalence raised in that case are similar to issues raised in the Company's suit against Lorad. Therefore, the U. S. District Court for the District of Colorado may delay the trial date for the Lorad suit until after the Supreme Court's decision in the Werner-Jenkinson case.


     The Company has received notice from the holder of a U. S. patent alleging infringement by certain of the Company's products and offering the Company a license to use the patent on terms that are not acceptable to the Company. Although the Company has not concluded its review of the patent, the Company believes that only one former product and one current product could potentially be implicated by the patent. Based on the foregoing, the Company believes that, if required to take a license to the patent, any license fees payable would not have a material adverse effect on the Company's financial position.



     The Company has technology license agreements with third parties under which it pays nominal royalties in connection with its sale of products using the third party's technology. The Company pays royalties under a technology license for the TRAUMEX system.



     In connection with the Company's sale of Preferred Stock to GE Medical Systems in June 1995, the Company granted GE Medical Systems a contingent license to the Company's technology relating to an OEM product. GE Medical Systems' rights to use this manufacturing license in return for the cancellation of the Preferred Stock is contingent upon its continued ownership of all of the shares of the Preferred Stock, and upon a change in control of the Company. See "-- Relationship with GE Medical Systems."


GOVERNMENT REGULATION

     The Company's business is subject to substantial regulation by the FDA and equivalent agencies in foreign countries. Failure to comply with applicable regulatory requirements can result in, among other things, civil and criminal fines, suspensions of approvals, product recalls or seizures, injunctions and criminal prosecutions.


     FDA regulations require manufacturers of medical devices to adhere to certain "Good Manufacturing Practices" ("GMP"), which include testing, quality control and documentation procedures. The Company's manufacturing facilities are subject to periodic inspection by the FDA. In March 1995, the Company was issued a warning letter by the FDA concerning documentation and other deficiencies at its Denver facility. The Company rectified these deficiencies and resolved this matter with the FDA in June 1995. In September 1995, the Company received a warning letter from the FDA with respect to documentation and other deficiencies at its Chicago facility. The Company believes it has corrected the deficiencies discussed in that letter and is seeking third-party certification of its corrections. Although the Company strives to operate within the guidelines imposed by the FDA, there can be no assurances that these deficiencies have been corrected or that the FDA will not in the future find the Company to be in violation of one or more such regulations, which violation(s) may materially adversely impact the operations of the Company.



     Each of the Company's products is required to receive FDA clearance or approval prior to commercialization. To date, all of the Company's products have been classified by the FDA as Class II medical devices and have been eligible for FDA marketing clearance pursuant to the FDA's 510(k) premarket notification process, which is generally less time consuming than the more involved premarket approval ("PMA") process for Class III medical devices. The Company believes that most of its currently anticipated future products and substantial modifications to existing products will be eligible for the 510(k) premarket notification process. However, the FDA has not yet classified full-field digital imaging mammography systems like the SENOSCAN system being developed by the Company. The FDA recently released an informal memorandum suggesting that clearance for full-field digital imaging mammography systems may be obtained through a 510(k) application for diagnostic labelling with clinical trials involving approximately 400 subjects. The Company plans to submit a 510(k) application for SENOSCAN and the results of the clinical trials to the FDA during 1996. If the FDA indicates that a PMA is required for any of the Company's new products, the application will require extensive clinical studies, manufacturing information and possibly a review by a panel of experts outside the FDA. Clinical studies would need to be conducted in accordance with FDA requirements. Failure to comply with FDA requirements could result in the FDA's refusal to accept the data or the imposition of regulatory sanctions. FDA review of a PMA application can take significantly longer than that for a 510(k) premarket notification and could take several years to complete. There can be no assurance that the necessary clearances or approvals for any of the Company's new products, including SENOSCAN, will be obtained on a timely basis, if at all. Failure to obtain necessary regulatory approvals, the restriction, suspension or revocation of existing approvals, or any failure to comply with regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations.



     Sales of medical devices outside of the United States are subject to FDA export and international regulatory requirements that vary from country to country. The time required to obtain approval for sale internationally may be longer or shorter than that required for FDA clearance or approval, and the requirements may differ. There can be no assurance that the Company will obtain regulatory approvals in such countries or that it will not be required to incur significant costs in obtaining or maintaining its foreign regulatory approvals. The Company has recently obtained the certifications necessary to permit the "CE" mark to be affixed to those products currently being sold in Europe. The CE mark is an international symbol of quality which will become required for sales into the member countries of the European Union beginning in mid-1998. While the Company has obtained approval to sell into the European Union, there can be no assurance that the Company will be able to obtain other international regulatory approvals. In addition, significant costs and delays may be encountered in obtaining such regulatory approvals.


     The Company is also regulated by the FDA under the Radiation Control for Health and Safety Act of 1968 which specifically addresses radiation emitting products. Under this law, the Company must submit initial reports on any new x-ray systems that require certification that they meet FDA performance standards. In addition, the Company must submit installation reports to the FDA certifying compliance with installation instructions of the manufacturer.

     The Company is also subject to other Federal, state, local and international laws and regulations related to worker health and safety, environmental protection and export controls. The Company believes it is in compliance in all material respects with these other laws and regulations.

GOVERNMENT REIMBURSEMENT

     Medicare reimbursement for hospitals represents about 30% of all hospital revenues. Since 1983, Medicare reimbursement has been based on a fixed amount for admitting a patient with a specific diagnosis. Hospital profit margins have been reduced significantly since the introduction of Diagnosis Related Groups ("DRGs"). As DRG reimbursement is a fixed amount based on a specific diagnosis, hospitals have incentive to use less costly treatment methods. If a new technology is considered to be more cost effective, hospitals will frequently make capital expenditures to provide cost savings. Frequently, DRG reimbursement is reduced to reflect the adoption of a new procedure or technique and, as a result, hospitals are generally willing to implement new cost saving technologies before these downward adjustments in DRG rates become effective.

     In 1991, the Health Care Financing Administration ("HCFA") published rules to change the method of capital reimbursement for hospitals. The rules changed capital reimbursement from a system based on costs to one based on prospective payment. The rules provide for a ten year transition and permit hospitals with unusually low or high capital reimbursement methods to be reimbursed fairly. The Company believes that these capital reimbursement rules impact the expansion of facilities more heavily than medical equipment purchases.

     In early 1992, Medicare also began to phase in over a five year period a system whereby reimbursements to physicians are based on the lower of their actual charges or a fee schedule amount based on a "resource-based relative value scale." This replaced a "charge-based" fee schedule, and generally lowers the reimbursements received by radiologists and cardiologists from the previous method.


     The Company believes that since minimally-invasive surgical techniques are generally less expensive than open or conventional surgery, its stereotactic breast biopsy, EP and endovascular systems provide hospitals the opportunity to reduce costs and, therefore, that the Company generally benefits from cost containment programs.

     The Company's new products may require reimbursement in excess of levels currently permitted under Medicare guidelines. See "Risk Factors -- Healthcare Reform; Uncertainty of Patient Reimbursement."

RELATIONSHIP WITH GE MEDICAL SYSTEMS

     In June 1995, the Company completed a private sale of 1,333,333 shares of its Series D Convertible Preferred Stock ("Preferred Stock") to GE Medical Systems for $10 million.

     The Preferred Stock has no voting rights, except as provided by law. The Preferred Stock ranks senior to the Company's Common Stock and all other preferred stock or other equity securities of the Company. The Preferred Stock is convertible at the option of the holder at any time into an equal number of shares of Common Stock. The Preferred Stock bears no stated dividend but its holders are entitled to receive equivalent dividends to any dividends paid on any other preferred stock or other equity securities of the Company. The Preferred Stock is not redeemable by the Company. The Preferred Stock has a liquidation preference of $7.50 per share and is protected by customary anti-dilution provisions.


     In the event certain companies acquire control of the Company, GE Medical Systems has the right, if it continues to beneficially own all of the originally outstanding shares of Preferred Stock, to either (i) surrender all of the Preferred Stock in exchange for a non-exclusive manufacturing license to the Company's Tilt C diagnostic imaging systems (the "Tilt C License"), (ii) participate in any merger of the Company with such companies, or (iii) receive $10 million in cash if under clause (ii) above it would receive cash and marketable securities of less than $10 million in value. Additionally, if the Company violates certain net worth or other covenants, GE Medical Systems has the right, if it continues to beneficially own all of the originally outstanding shares of Preferred Stock, to surrender the Preferred Stock for the non-exclusive Tilt C License.



     GE Medical Systems also agreed to certain customary standstill provisions, which expire on the earlier of June 20, 2000 or the date upon which GE Medical Systems beneficially owns less than 5% of the Company's outstanding Common Stock.


     In connection with the foregoing transactions, the Company and GE Medical Systems entered into a Registration Rights Agreement, dated as of June 20, 1995, which grants to GE Medical Systems certain demand and piggyback registration rights with respect to the Common Stock obtainable upon conversion of the Preferred Stock. GE Medical Systems has declined to participate in this Offering.

BACKLOG

     The Company's backlog generally includes only product orders for which delivery is requested within the succeeding twelve month period. Although the Company has multi-year agreements with several OEM customers and occasionally has other orders with longer than twelve month lead times, such orders are included in backlog only at the time when the requested delivery date falls within the twelve month period and specific purchase orders are released and accepted by the Company.


     As of December 31, 1994 and 1995, the Company's backlog was approximately $24.0 million and $26.5 million, respectively. Backlog as of any particular date should not be relied upon as being indicative of the Company's net revenues for any future period.


FACILITIES


     The Company maintains leased office and manufacturing facilities in Denver, Colorado and Chicago, Illinois. The Denver facilities include approximately 125,000 square feet of office and manufacturing space and are leased from a partnership whose general partners are Morgan W. Nields, the Company's Chairman of the Board and Chief Executive Officer, and Kinney L. Johnson, a member of the Company's Board of Directors. The Denver facilities include the Company's headquarters. The Illinois facilities consist of approximately 150,000 square feet of office and manufacturing space. The Company's general radiology systems are manufactured at the Illinois facility. All other products are manufactured in Denver. The Company also leases office space in Denmark, Germany, Australia and China. The Company believes its facilities will provide the capacity to accommodate several years of growth.

PRODUCT LIABILITY

     The Company has been a defendant from time to time in product liability claims. The Company maintains product liability insurance with coverage limits of $5 million per occurrence per year in the aggregate. During the last five years, the Company has not paid any significant sums relating to product liability claims.

LEGAL PROCEEDINGS

     The Company is a defendant in various lawsuits incident to the operation of its business. Management believes that there are no pending legal proceedings against the Company that would have a material adverse effect on the consolidated financial position of the Company. See "Patents and Proprietary Rights" for a discussion of the Company's patent infringement suit against Lorad Corporation.

EMPLOYEES

     As of March 31, 1996, the Company had approximately 560 employees, including 300 in manufacturing, 83 in engineering, 127 in sales, marketing and service and 50 in administration. None of the Company's employees are parties to a collective bargaining agreement. The Company considers relations with its employees to be good.

SCIENTIFIC ADVISORY BOARDS


     The Company maintains a Medical Advisory Board and an Electrophysiology Advisory Board to provide advice to the Company with respect to new developments in the medical field. The Company seeks the advice of its Medical Advisory Board members for opinions on the relative importance of new techniques in medicine, as well as the impact of new and developing procedures on the Company, particularly in the fields of radiology and cardiology. The Electrophysiology Advisory Board advises the Company on developments in the field of electrophysiology. From time to time, members of these boards or their institutions may purchase products from the Company. Members receive no compensation from the Company other than reimbursement of expenses and nominal honoraria. One of the Medical Advisory Board Members, David G. Bragg, M.D., is also a director of the Company.



Medical Advisory Board Members     Affiliation
David G. Bragg, M.D. ............  Professor and Chairman of Radiology,
                                   University of Utah School of Medicine
                                   Salt Lake City, Utah
Joseph P. Galichia, M.D. ........  Galichia Cardiovascular Cardiology Group P.A.
                                   Wichita, Kansas
William R. Hendee, Ph.D. ........  Senior Associate Dean for Research, Medical College of
                                   Wisconsin
                                   Milwaukee, Wisconsin
Spencer B. King, M.D. ...........  Director of Interventional Cardiology, Emory Hospital
                                   Atlanta, Georgia
Wende Logan-Young, M.D. .........  Breast Clinic of Rochester
                                   Rochester, New York
William M. Thompson, M.D. .......  Professor and Chairman of Radiology, University of
                                   Minnesota
                                   Minneapolis, Minnesota

Electrophysiology Advisory
Board Members                      Affiliation
Michael J. Baker, M.D. ..........  Penrose Hospital
                                   Colorado Springs, Colorado
David E. Haines, M.D. ...........  University of Virginia Health Sciences Center
                                   Charlottesville, Virginia
Warren Jackman, M.D. ............  Director of Clinical Electrophysiology,
                                   University of Oklahoma Health Sciences Center
                                   Oklahoma City, Oklahoma
Richard M. Luceri, M.D. .........  Florida Arrhythmia Consultants
                                   Ft. Lauderdale, Florida
John M. Miller, M.D. ............  Temple University Department of Medicine, Cardiology
                                   Section
                                   Philadelphia, Pennsylvania
Gerald Naccorelli, M.D. .........  Hershey Medical Center, Cardiology Division
                                   Hershey, Pennsylvania
Michael J. Reiter, M.D. .........  University of Colorado, Cardiology Department
                                   Denver, Colorado
John R. Windle, M.D. ............  University of Nebraska Medical Center
                                   Omaha, Nebraska
Carol A. Zaher, M.D. ............  Kaiser Permanente
                                   Los Angeles, California

                                   MANAGEMENT

DIRECTORS AND OFFICERS

     The Company's directors and executive officers are as follows:


                NAME                   AGE                       POSITION
- -------------------------------------  ---   -------------------------------------------------
Morgan W. Nields.....................  50    Chairman of the Board and Chief Executive Officer
Richard F. Balla.....................  58    Vice President, Operations-Chicago
Anthony G. DeCarolis.................  49    Vice President, Sales and Marketing
Charles L. Dumas.....................  61    Vice President, Operations
James A. Newcomb.....................  49    Vice President, Finance and Chief Financial
                                             Officer
Mike Tesic, Ph.D. ...................  58    Vice President, Engineering
Carla J. Wolin.......................  46    Vice President, Administration and Secretary
David G. Bragg, M.D. ................  62    Director(1)
Thomas J. Cable......................  56    Director(2)
Kinney L. Johnson....................  52    Director(1)
Frank W.T. LaHaye....................  67    Director(2)
Lawrence A. Lehmkuhl.................  58    Director(2)


- ---------------

(1) Member of Audit Committee.

(2) Member of Compensation Committee.

Executive officers are appointed by and serve at the pleasure of the Board of Directors.


     Morgan W. Nields. Mr. Nields has served as Chairman of the Board and Chief Executive Officer since the Company's incorporation in 1973 and served as President from August 1990 until December 1992. Mr. Nields is a Director and a member of the Board of Governors of the National Electrical Manufacturers Association (NEMA). He holds a BA degree from Williams College and an MBA from the Amos Tuck School of Business Administration at Dartmouth College.



     Richard F. Balla. Mr. Balla joined the Company in November 1988 as Vice President, Manufacturing-Chicago, when the Company purchased the Raytheon Medical Systems Division. In July 1990, he became Vice President,
Operations-Chicago. Mr. Balla holds a BSEE degree from Chicago Technical
College.



     Anthony G. DeCarolis. Mr. DeCarolis joined the Company in May 1995 as Vice President, Sales and became Vice President, Sales and Marketing shortly thereafter. Prior to joining the Company, Mr. DeCarolis served in national sales management positions for Toshiba America Medical Systems from 1989 to March 1995 and in management positions at General Electric Company from 1985 to 1989. Mr. DeCarolis holds a BS degree from the University of Pittsburgh.


     Charles L. Dumas. Mr. Dumas joined the Company in September 1994 as Vice President, Operations. Prior to joining the Company, Mr. Dumas served as Vice President and General Manager of the Relay Products Division of Genicom Corporation, a data processing and computer peripherals company, from January 1990 to August 1994. Mr. Dumas has also held similar positions with Quotron Systems, NBI, Inc. and ITT Courier, Inc. from 1980 to 1990. Mr. Dumas holds a BSEE degree from the University of Alabama and attended graduate school at Arizona State University.


     James A. Newcomb. Mr. Newcomb joined the Company in June 1995 as its Vice President, Finance and Chief Financial Officer. Previously, Mr. Newcomb was Vice President of Finance, Chief Financial Officer for Neodata Services, Inc., a direct marketing and fulfillment company, from September 1993 to May 1994, and Vice President Controller of Teco Energy, Inc., a diversified utility holding company, from June 1989 to August 1993. From 1985 to 1989, Mr. Newcomb was Vice President of Finance for the defense electronics business of Allied Signal Inc. Mr. Newcomb holds a BA degree in Economics from Beloit College in Wisconsin and an MBA from the Amos Tuck School of Business Administration at Dartmouth College.

     Mike Tesic, Ph.D. Dr. Tesic joined the Company in November 1993 as Vice President, Engineering. Prior to joining the Company, Dr. Tesic served as Vice President of Engineering and Strategic Development of Lunar Corporation, a direct marketing and fulfillment company, from January 1992 to November 1993. Dr. Tesic was Manager of Research and Development for Varian's Magnetic Resonance Spectroscopy business from July 1986 to January 1992 and, prior to that, held several management positions with Picker International. Dr. Tesic holds a Ph.D. degree in physics from Case Western Reserve University.


     Carla J. Wolin. Ms. Wolin joined the Company in February 1992 as Director of Human Resources and Risk Management and in 1994 became the Company's Vice President, Administration. In June 1995, she assumed the additional responsibilities of Secretary of the Corporation. From February 1990 to January 1992, Ms. Wolin served as Vice President of Human Resources and Risk Management of Aerospatiale Helicopter Corporation. Ms. Wolin holds a BS degree in business from Capital University and attended graduate school at Rockford College.

     David G. Bragg, M.D. Dr. Bragg has been a director of the Company since 1985. Dr. Bragg has been Professor and Chairman of the Department of Radiology, University of Utah School of Medicine since 1970. He is a member of the American Board of Radiology. He is also a director of the American Investment Bank, N.A.

     Thomas J. Cable. Mr. Cable has been a director of the Company since 1984. Mr. Cable founded and has been general partner of Cable & Howse Ventures, Inc., a venture capital firm, since 1977. He is a director of EndoSonics Corporation, Ostex International Corporation and Mycogen Corporation.

     Kinney L. Johnson. Mr. Johnson has been a director of the Company since 1973 and was actively involved with the management of the Company from 1973 through February 1985. Since February 1985, Mr. Johnson has been a principal at Capital Health Venture Partners, a venture capital firm located in Denver, Colorado. Mr. Johnson is a director of The Spectranetics Corporation and Somatogen, Inc.

     Frank W.T. LaHaye. Mr. LaHaye has been a director of the Company since 1984. Mr. LaHaye has been a general partner of Peregrine Associates and Miller & LaHaye, the partnerships that have served as the general partners of Peregrine Ventures and Peregrine Ventures II Venture Capital Funds, since 1981 and 1984, respectively. Mr. LaHaye is an unaffiliated outside director or trustee of twenty-eight mutual funds or trusts of the Franklin/Templeton Group of Funds. He is chairman and director of Quarterdeck Corporation and a director of Digital Transmission Systems, Inc.

     Lawrence A. Lehmkuhl. Mr. Lehmkuhl has been a director of the Company since 1993, when he was appointed by the remaining directors to fill a vacancy on the Board of Directors. He retired from St. Jude Medical, Inc., a medical device manufacturer, where he has held, variously, the positions of Chairman of the Board, President and Chief Executive Officer. Mr. Lehmkuhl was employed by American Hospital Supply Corporation from 1966 through the date of his appointment as President and Chief Executive Officer of St. Jude Medical, Inc. in February 1985. Mr. Lehmkuhl is also a director of St. Jude Medical, Inc., Aequitron Medical, Inc., and Kera Vision, Inc.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of May 31, 1996, and as adjusted to reflect the sale of shares offered hereby, by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock; (ii) each director of the Company; (iii) each executive officer of the Company; (iv) each Selling Stockholder; and (v) all directors and executive officers of the Company as a group.



                                        SHARES BENEFICIALLY                          SHARES BENEFICIALLY
                                        OWNED PRIOR TO THE                             OWNED AFTER THE
                                            OFFERING(1)          NUMBER OF SHARES        OFFERING(1)
      DIRECTORS, OFFICERS AND         -----------------------     TO BE SOLD IN      --------------------
     FIVE PERCENT STOCKHOLDERS         NUMBER         PERCENT      THE OFFERING       NUMBER      PERCENT
- ------------------------------------  ---------       -------    ----------------    ---------    -------
GE Medical Systems, a division of
  General Electric Company(2).......  1,333,333         19.0%              --        1,333,333      16.2%
  P.O. Box 414
  Milwaukee, Wisconsin 53201
Morgan W. Nields
  12300 North Grant St.
  Denver, CO 80241
  Direct ownership(3)...............    746,677                            --          746,677
  Indirect ownership
     The Robert L. Nields
  Trust(4)..........................    196,442                        25,919          170,523
     Florence Wesson Nields
       Irrevocable Trust(4).........    144,862                        25,919          118,943
  Total direct and indirect
     ownership......................  1,087,981         19.0           51,838        1,036,143      14.9
Kinney L. Johnson(5)................    503,000          8.8           35,000          468,000       6.8
  2084 S. Milwaukee
  Denver, CO 80210
David G. Bragg, M.D.(6).............      9,000            *               --            9,000         *
Thomas J. Cable(7)..................     19,064            *               --           19,064         *
Frank W.T. LaHaye(8)................    159,901          2.8               --          159,901       2.3
Lawrence A. Lehmkuhl(9).............     14,000            *               --           14,000         *
Richard F. Balla(10)................     25,451            *               --           25,451         *
Anthony G. DeCarolis(11)............     10,000            *               --           10,000         *
Charles L. Dumas(12)................        500            *               --              500         *
James A. Newcomb....................     18,000            *               --           18,000         *
Mike Tesic, Ph.D....................         --           --               --               --        --
Carla J. Wolin(13)..................      2,656            *               --            2,656         *
All directors and executive officers
  as a group (12 persons)(14).......  1,849,553         31.7           86,838        1,762,715      25.1
OTHER SELLING STOCKHOLDERS
Gerald Czajkowski(15)...............      7,068            *            7,018               50         *
Norval Northcott(15)................     49,126            *           49,126               --         *
Steven Wagner(15)...................      7,068            *            7,018               50         *


- ---------------

  *  Less than 1%

 (1) Unless otherwise noted, each person identified possesses sole voting and investment power with respect to the shares listed. A beneficial owner is any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power or investment power over the security. Number of shares includes all shares underlying options that will be exercisable within 60 days of May 31, 1996. Shares not outstanding but deemed outstanding by virtue of the right of a person or a member of the group to acquire them within 60 days are treated as outstanding only when determining the amount and percent beneficially owned by such person or group.


 (2) Represents 1,333,333 shares of Series D Convertible Preferred Stock ("Preferred Stock") that are immediately convertible into 1,333,333 shares of Common Stock at the option of their holder. Until converted, the Preferred Stock is non-voting, except as required by law.


 (3) The amount shown includes 47,500 shares which may be purchased pursuant to options exercisable by August 1, 1996.


 (4) Mr. Nields is a co-trustee and a beneficiary of both trusts and exercises shared voting and investment power as to such shares.


 (5) Includes 15,000 shares which may be purchased pursuant to options exercisable by August 1, 1996.



 (6) Represents 9,000 shares which may be purchased pursuant to options exercisable by August 1, 1996.



 (7) Includes 16,000 shares which may be purchased pursuant to options exercisable by August 1, 1996.



 (8) Mr. LaHaye is a general partner of the general partner of each of Peregrine Ventures II, L.P. ("PVII") and Peregrine Ventures, L.P. ("PV"). The table includes 79,145 shares held by PVII and 64,756 shares held by PV. Mr. LaHaye is a general partner of Miller & LaHaye, the general partner of PVII and is a general partner of Peregrine Associates, the general partner of PV. Mr. LaHaye exercises shared voting and investment power with respect to all of such shares and disclaims beneficial ownership of such shares. The amount shown also includes 16,000 shares which may be purchased pursuant to options exercisable by August 1, 1996.



 (9) Represents 14,000 shares which may be purchased pursuant to options exercisable by August 1, 1996.



(10) Represents 23,750 shares which may be purchased pursuant to options exercisable by August 1, 1996.



(11) Includes 5,000 shares which may be purchased pursuant to options exercisable by August 1, 1996.



(12) Represents 500 shares which may be purchased pursuant to options exercisable by August 1, 1996.



(13) Includes 2,500 shares which may be purchased pursuant to options exercisable by August 1, 1996.



(14) Includes 144,250 shares which may be purchased pursuant to options exercisable by August 1, 1996.



(15) Approximately 16% of each of Messrs. Czajkowski's, Northcott's and Wagner's net proceeds from the sale of their shares will be paid into an escrow account established in connection with the Company's acquisition of their minority interests in one of its subsidiaries. The proceeds will ultimately be paid out to these men, the Company or a combination thereof based on certain adjustments which may be made in June 1996 to the purchase price of these interests.

                           SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, the Company will have outstanding approximately 6,890,000 shares (7,092,500 shares if the Underwriters' over-allotment option is exercised in full) of Common Stock assuming no stock options are exercised. Of these shares, all of the 1,200,000 shares (1,402,500 shares if the Underwriters' over-allotment option is exercised in full) sold by the Company in this Offering and 3,927,285 shares outstanding prior to this Offering will be freely transferable by persons other than "affiliates" of the Company, without restriction under the Securities Act.



     The remaining 1,762,715 shares of Common Stock will be "restricted securities" within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption contained in Rule 144. All such restricted securities will be eligible for sale under Rule
144. Certain stockholders and all of the officers and directors of the Company have agreed not to offer to sell, sell or otherwise dispose such shares, for at least 90 days after the date of the Purchase Agreement without the prior written consent of Piper Jaffray Inc. The Company understands that Piper Jaffray Inc. may, in its discretion, waive these agreements at any time.


     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned his or her shares for at least two years, including the "affiliate" of the Company (as that term is defined under the Securities Act), is entitled to sell, within any three-month period, that number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock of the Company or (ii) the average weekly trading volume of the then outstanding shares during the four calendar weeks preceding each such sale. A person (or persons whose shares are aggregated) who is not deemed an "affiliate" of the Company and who has beneficially owned shares for at least three years is entitled to sell such shares under Rule 144 without regard to the volume limitations described above. Affiliates, including members of the Board of Directors and senior management, continue to be subject to such limitations.


     Additionally, as of May 31, 1996, 914,100 shares of Common Stock have been reserved for issuance under the Company's employee and director stock option plans, 167,350 of which were then exercisable and 1,333,333 shares of Common Stock have been reserved for issuance upon the conversion of an equal number of shares of Series D Preferred Stock then outstanding.


     No predictions can be made as to the effect, if any, that public sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock in the public market, or the perception that such sales could occur, could have an adverse impact on the market price.

                                  UNDERWRITING

     The Company and the Selling Stockholders have entered into a Purchase Agreement (the "Purchase Agreement") with the Underwriters listed in the table below. Subject to the terms and conditions set forth in the Purchase Agreement, the Company and the Selling Stockholders have agreed to sell 1,200,000 shares and 150,000 shares of Common Stock, respectively, to the Underwriters, and each of the Underwriters has severally agreed to purchase, the number of shares of Common Stock set forth opposite each Underwriter's name in the table below.


                                                                  NUMBER OF
       UNDERWRITERS                                                SHARES
       ------------                                               ---------
    Piper Jaffray Inc...........................................
    Needham & Company, Inc......................................

                                                                  ---------
              Total.............................................
                                                                  =========


     Subject to the terms and conditions of the Purchase Agreement, the Underwriters have agreed to purchase all of the Common Stock being sold pursuant to the Purchase Agreement if any is purchased (excluding shares covered by the over-allotment option granted therein). In the event of a default by an Underwriter, the Purchase Agreement provides that, in certain circumstances, the purchase commitment of the nondefaulting Underwriters may be increased or decreased or the Purchase Agreement may be terminated.


     The Underwriters have advised the Company and the Selling Stockholders that the Underwriters propose to offer the Common Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession of not more
than $     per share. Additionally, the Underwriters may allow, and such dealers
may reallow, a concession not in excess of $     per share to certain other
dealers. After the public offering, the public offering price and other selling terms may be changed by the Underwriters.


     In connection with this Offering, the Underwriters may engage in passive market making transactions in the Common Stock on the Nasdaq National Market immediately prior to the commencement of sales in this Offering, in accordance with Rule 10b-6A under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and purchases limited by such prices. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     The Company has granted to the Underwriters an option, exercisable by the Underwriters within 30 days from the date of this Prospectus, to purchase up to an additional 202,500 shares of Common Stock at the same price per share to be paid by the Underwriters for the other shares offered hereby. If the Underwriters purchase any of such additional shares pursuant to this option, each Underwriter will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The Underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the Common Stock offered hereby.

     The Company, its officers and directors, the Selling Stockholders and certain other stockholders of the Company have agreed that they will not sell, offer to sell, issue, distribute or otherwise dispose of a total of 1,762,715 shares of Common Stock for a period of 90 days after commencement of this Offering without the prior written consent of Piper Jaffray Inc.


     The Company and the Selling Stockholders have agreed to indemnify the Underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

     The validity of the Common Stock being offered hereby will be passed upon for the Company by Davis, Graham & Stubbs LLP, Denver, Colorado. Certain legal matters will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     The Financial Statements of the Company at December 31, 1995, and 1994, and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and the Registration Statement to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included herein in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing in given said reports.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission in Washington, D.C., a Registration Statement on Form S-2 under the Securities Act with respect to the shares of Common Stock offered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the shares offered by this Prospectus, reference is made to the Registration Statement, including the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any contract or any other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the registration statement or such other document, each such statement being qualified in all respects by such reference. Copies of the Registration Statement, of which this Prospectus is a part, together with such exhibits and schedules may be obtained, upon payment of the fee prescribed by the Commission, or may be examined without charge, at the office of the Commission.

     The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files annual and quarterly reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copies of such materials may be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and Room 1400, 7 World Trade Center, 13th Floor, New York, New York 10048, upon payment of the charges prescribed therefor by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The Company's (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as amended, (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, (iii) Registration Statement on Form 8-A, filed with the Commission on July 5, 1991 and (iv) Regulation Statement on Form 8-A, filed with the Commission on November 14, 1994, as amended on July 3, 1995, are incorporated herein by reference. All other reports filed by the Company pursuant to Sections 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the above-referenced Annual Report and prior to the date of this Prospectus are incorporated by reference in this Prospectus. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference in this Prospectus (except for certain exhibits to such documents). Written requests for such copies should be directed to Secretary, Fischer Imaging Corporation, 12300 North Grant Street, Denver, Colorado 80241; telephone number (303) 452-6800.

                          FISCHER IMAGING CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Public Accountants..............................................   F-2
Consolidated Balance Sheets As of December 31, 1994 and 1995, and March 31, 1996......   F-3
Consolidated Statements of Operations For the Years Ended December 31, 1993, 1994 and
  1995, and for the Three Months Ended April 2, 1995 and March 31, 1996...............   F-4
Consolidated Statements of Stockholders' Investment For the Years Ended December 31,
  1993, 1994 and 1995, and for the Three Months Ended March 31, 1996..................   F-5
Consolidated Statements of Cash Flows For the Years Ended December 31, 1993, 1994 and
  1995, and for the Three Months Ended April 2, 1995 and March 31, 1996...............   F-6
Notes to Consolidated Financial Statements............................................   F-7
Schedule II -- Valuation and Qualifying Accounts......................................  F-21

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Fischer Imaging Corporation:

     We have audited the accompanying consolidated balance sheets of FISCHER IMAGING CORPORATION (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1995. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fischer Imaging Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

     Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index of the financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.


                                                ARTHUR ANDERSEN LLP

Denver, Colorado,
  February 1, 1996.

                          FISCHER IMAGING CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                    (AMOUNTS IN THOUSANDS EXCEPT SHARE DATA)

                                     ASSETS

                                                                 DECEMBER 31,
                                                              -------------------      MARCH 31,
                                                               1994        1995          1996
                                                              -------     -------     -----------
                                                                                      (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents.................................  $   508     $   968       $   580
  Trade accounts receivable, net of allowance for doubtful
     accounts of approximately $449 and $896 at December 31,
     1994 and 1995, and $421 at March 31, 1996,
     respectively...........................................   14,466      19,957        19,190
  Inventories...............................................   17,707      20,790        22,745
  Other current assets......................................    2,005       3,202         3,370
                                                              -------     -------       -------
          Total current assets..............................   34,686      44,917        45,885
                                                              -------     -------       -------
PROPERTY AND EQUIPMENT (at cost):
  Manufacturing equipment...................................    7,188       7,591         7,798
  Office equipment and leasehold improvements...............    5,294       4,789         4,598
                                                              -------     -------       -------
                                                               12,482      12,380        12,396
  Less -- Accumulated depreciation and amortization.........    7,815       8,288         8,236
                                                              -------     -------       -------
          Property and equipment, net.......................    4,667       4,092         4,160
                                                              -------     -------       -------
INTANGIBLE ASSETS, net (Note 3).............................    5,610       4,798         4,833
DEFERRED COSTS AND OTHER ASSETS.............................    1,926       1,843         2,019
                                                              -------     -------       -------
                                                                7,536       6,641         6,852
                                                              -------     -------       -------
          Total assets......................................  $46,889     $55,650       $56,897
                                                              =======     =======       =======
                            LIABILITIES AND STOCKHOLDERS' INVESTMENT
CURRENT LIABILITIES:
  Disbursements in transit..................................  $ 1,378     $ 1,088       $   725
  Notes payable and current maturities of long-term debt
     (Note 5)...............................................    7,580       4,344         5,689
  Trade accounts payable....................................    5,771       8,352         7,658
  Accrued salaries and wages................................    2,004       2,192         2,247
  Other current liabilities.................................    5,896       4,973         4,398
                                                              -------     -------       -------
          Total current liabilities.........................   22,629      20,949        20,717
LONG-TERM DEBT (Note 5).....................................    1,861         378           181
OTHER NONCURRENT LIABILITIES................................      756         739           391
                                                              -------     -------       -------
          Total liabilities.................................   25,246      22,066        21,289
                                                              -------     -------       -------
COMMITMENTS AND CONTINGENCIES (Note 11)
STOCKHOLDERS' INVESTMENT:
  Common Stock, $.01 par value, 25,000,000 shares
     authorized, 5,515,664, 5,550,691 and 5,682,410 shares
     issued and outstanding at December 31, 1994 and 1995
     and March 31, 1996, respectively.......................       55          56            57
  Series C Junior Participating Preferred Stock, $.01 par
     value, 500,000 shares authorized, no shares issued and
     outstanding............................................       --          --            --
  Series D Convertible Preferred Stock, $.01 par value,
     1,333,333 shares authorized, issued and outstanding;
     liquidation preference of $10,000,000 (Note 7).........       --          13            13
  Additional paid-in capital................................   25,008      34,679        35,600
  Accumulated (deficit) earnings............................   (3,304)     (1,027)           46
  Cumulative translation adjustment.........................     (116)       (137)         (108)
                                                              -------     -------       -------
          Total stockholders' investment....................   21,643      33,584        35,608
                                                              -------     -------       -------
          Total liabilities and stockholders' investment....  $46,889     $55,650       $56,897
                                                              =======     =======       =======

      The accompanying notes are an integral part of these balance sheets.

                          FISCHER IMAGING CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  (AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

                                            FOR THE YEARS ENDED DECEMBER         THREE MONTHS ENDED
                                                         31,                   ----------------------
                                           -------------------------------     APRIL 2,     MARCH 31,
                                            1993        1994        1995         1995         1996
                                           -------     -------     -------     --------     ---------
                                                                                    (UNAUDITED)
NET REVENUES.............................  $73,332     $68,473     $76,750      $16,625      $20,073
COST OF SALES............................   43,741      44,526      46,905       10,695       11,588
                                           -------     -------     -------      -------      -------
          Gross profit...................   29,591      23,947      29,845        5,930        8,485
                                           -------     -------     -------      -------      -------
OPERATING EXPENSES:
  Research and development...............    6,176       5,595       6,690        1,665        1,464
  Selling, marketing and service.........   16,641      15,573      15,461        3,299        4,358
  General and administrative.............    5,321       4,697       4,800        1,141        1,131
  Restructuring provisions (Note 6)......      796       2,419          --           --           --
                                           -------     -------     -------      -------      -------
          Total operating expenses.......   28,934      28,284      26,951        6,105        6,953
                                           -------     -------     -------      -------      -------
EARNINGS (LOSS) FROM OPERATIONS..........      657      (4,337)      2,894         (175)       1,532
  Interest expense.......................     (933)     (1,247)       (678)        (255)        (220)
  Other income (expense), net............       77         (56)         61          (39)         111
                                           -------     -------     -------      -------      -------
EARNINGS (LOSS) BEFORE INCOME TAXES......     (199)     (5,640)      2,277         (469)       1,423
  Provision (benefit) for income taxes...     (199)         --          --           --          350
                                           -------     -------     -------      -------      -------
NET EARNINGS (LOSS)......................  $    --     $(5,640)    $ 2,277      $  (469)     $ 1,073
                                           =======     =======     =======      =======      =======
NET EARNINGS (LOSS) PER COMMON AND COMMON
  EQUIVALENT SHARE.......................  $    --     $ (1.02)    $   .36      $  (.08)     $   .15
                                           =======     =======     =======      =======      =======
WEIGHTED AVERAGE COMMON AND COMMON
  EQUIVALENT SHARES OUTSTANDING..........    5,495       5,526       6,331        5,548        7,211
                                           =======     =======     =======      =======      =======

        The accompanying notes are an integral part of these statements.

                          FISCHER IMAGING CORPORATION

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
                    (AMOUNTS IN THOUSANDS EXCEPT SHARE DATA)

                                                      SERIES C
                                                       JUNIOR        SERIES D
                                  COMMON STOCK      PARTICIPATING   CONVERTIBLE   ADDITIONAL   ACCUMULATED   CUMULATIVE
                                -----------------     PREFERRED      PREFERRED     PAID-IN      EARNINGS     TRANSLATION
                                 SHARES    AMOUNT       STOCK          STOCK       CAPITAL      (DEFICIT)    ADJUSTMENT    TOTAL
                                --------   ------   -------------   -----------   ----------   -----------   ----------   -------
BALANCE, December 31, 1992..... 5,438,601    $54         $--            $--         $24,587      $ 2,336        $(266)    $26,711
Shares purchased under employee
  stock purchase plan..........    29,985     --          --             --             236           --           --         236
Exercise of stock options......    11,153     --          --             --              30           --           --          30
Tax benefit from sale of option
  shares.......................        --     --          --             --              23           --           --          23
Cumulative translation
  adjustment...................        --     --          --             --              --           --           33          33
Net earnings...................        --     --          --             --              --           --           --          --
                                ---------    ---         ---            ---         -------      -------        -----     -------
BALANCE, December 31, 1993..... 5,479,739     54          --             --          24,876        2,336         (233)     27,033
Shares purchased under employee
  stock purchase plan..........    31,438      1          --             --             121           --           --         122
Exercise of stock options......     4,487     --          --             --              11           --           --          11
Cumulative translation
  adjustment...................        --     --          --             --              --           --          117         117
Net loss.......................        --     --          --             --              --       (5,640)          --      (5,640)
                                ---------    ---         ---            ---         -------      -------        -----     -------
BALANCE, December 31, 1994..... 5,515,664     55          --             --          25,008       (3,304)        (116)     21,643
Shares purchased under employee
  stock purchase plan..........    22,027      1          --             --             102           --           --         103
Exercise of stock options......    13,000     --          --             --              61           --           --          61
Cumulative translation
  adjustment...................        --     --          --             --              --           --          (21)        (21)
Sale of 1,333,333 shares of
  Series D Preferred, net of
  related costs................        --     --          --             13           9,508           --           --       9,521
Net earnings...................        --     --          --             --              --        2,277           --       2,277
                                ---------    ---         ---            ---         -------      -------        -----     -------
BALANCE, December 31, 1995..... 5,550,691     56          --             13          34,679       (1,027)        (137)     33,584
Shares purchased under employee
  stock purchase plan..........    24,522     --          --             --             115           --           --         115
Exercise of stock options......    44,035     --          --             --             255           --           --         255
Acquisition of minority
  interest in subsidiary.......    63,162      1          --             --             551           --           --         552
Cumulative translation
  adjustment...................        --     --          --             --              --           --           29          29
Net earnings...................        --     --          --             --              --        1,073           --       1,073
                                ---------    ---         ---            ---         -------      -------        -----     -------
BALANCE, March 31, 1996
  (unaudited).................. 5,682,410    $57         $--            $13         $35,600      $    46        $(108)    $35,608
                                =========    ===         ===            ===         =======      =======        =====     =======

        The accompanying notes are an integral part of these statements.

                          FISCHER IMAGING CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (AMOUNTS IN THOUSANDS)

                                                           FOR THE YEARS ENDED DECEMBER         THREE MONTHS ENDED
                                                                        31,                   ----------------------
                                                          -------------------------------     APRIL 2,     MARCH 31,
                                                           1993        1994        1995         1995         1996
                                                          -------     -------     -------     --------     ---------
                                                                                                   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings (loss)...................................  $    --     $(5,640)    $ 2,277       $ (469)     $ 1,073
                                                          -------     -------     -------       ------      -------
  Adjustments to reconcile net earnings (loss) to net
     cash provided by (used in) operating activities --
     Depreciation and amortization......................    2,194       2,283       2,443          553          572
     Provision for minority interests...................       17         (68)        117            7          (36)
     Other..............................................       --           3         165           60           (7)
     Net changes in assets and liabilities --
       (Increase) decrease in trade accounts
          receivable....................................     (487)      7,134      (5,491)       1,325          767
       (Increase) decrease in inventories...............     (142)      1,424      (3,083)        (778)      (1,955)
       (Increase) decrease in other current assets......     (700)      1,080      (1,197)        (476)        (168)
       Increase in intangible assets....................       --        (522)         --           --           --
       (Increase) decrease in deferred costs and other
          assets........................................   (1,143)        374          83           28         (176)
       Increase (decrease) in disbursements in
          transit.......................................    1,586        (446)       (290)         163         (363)
       (Decrease) increase in trade accounts payable....   (2,278)          2       2,581          506         (694)
       Increase (decrease) in accrued salaries and
          wages.........................................      453        (458)        188          120           55
       Increase (decrease) in other current
          liabilities...................................    1,346        (449)       (923)        (644)        (575)
       (Increase) decrease in other noncurrent
          liabilities...................................     (598)       (712)       (134)         (25)          19
                                                          -------     -------     -------       ------      -------
          Total adjustments.............................      248       9,645      (5,541)         839       (2,561)
                                                          -------     -------     -------       ------      -------
          Net cash provided by (used in) operating
            activities..................................      248       4,005      (3,264)         370       (1,488)
                                                          -------     -------     -------       ------      -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures..................................   (2,248)     (1,773)     (1,021)        (136)        (407)
  Proceeds from sale of assets..........................       52           5          --           --           --
  Equity investment.....................................     (500)         --          --           --           --
                                                          -------     -------     -------       ------      -------
          Net cash used in investing activities.........   (2,696)     (1,768)     (1,021)        (136)        (407)
                                                          -------     -------     -------       ------      -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from sale of common stock....................      266         133         164          102          370
  Proceeds from sale of preferred stock, net............       --          --       9,521           --           --
  Net borrowings (repayments) under line of credit
     agreements.........................................    3,321      (1,025)     (3,141)        (131)       1,327
  Repayments of long-term debt..........................   (1,238)     (1,116)     (1,778)        (247)        (219)
  Decrease (increase) in cumulative translation
     adjustment.........................................       33         117         (21)         243           29
                                                          -------     -------     -------       ------      -------
          Net cash provided by (used in) financing
            activities..................................    2,382      (1,891)      4,745          (33)       1,507
                                                          -------     -------     -------       ------      -------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS....      (66)        346         460          201         (388)
CASH AND CASH EQUIVALENTS, beginning of period..........      228         162         508          508          968
                                                          -------     -------     -------       ------      -------
CASH AND CASH EQUIVALENTS, end of period................  $   162     $   508     $   968       $  709      $   580
                                                          =======     =======     =======       ======      =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for interest..............  $   897     $ 1,071     $   785       $  346      $   326
                                                          =======     =======     =======       ======      =======
  Cash paid during the period for income taxes..........  $   370     $   775     $   242       $   --      $   325
                                                          =======     =======     =======       ======      =======
  Equipment acquisitions through capital lease
     financing..........................................  $    23     $   723     $   200       $   --      $    40
                                                          =======     =======     =======       ======      =======
  Noncash acquisition of minority interest in
     subsidiary.........................................  $    --     $    --     $    --       $   --      $   552
                                                          =======     =======     =======       ======      =======
  Tax benefits from disqualifying disposition of common
     stock issued to employees from exercise of stock
     options (recorded as increase to paid-in
     capital)...........................................  $    23     $    --     $    --       $   --      $    --
                                                          =======     =======     =======       ======      =======

        The accompanying notes are an integral part of these statements.

                          FISCHER IMAGING CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (INFORMATION AS OF MARCH 31, 1996 AND FOR THE THREE MONTHS
              ENDED APRIL 2, 1995 AND MARCH 31, 1996 IS UNAUDITED)

(1) BUSINESS ORGANIZATION

     Fischer Imaging Corporation (the "Company") and its wholly owned subsidiaries, Fischer Imaging Midwest, Inc. ("FIMW", a domestic marketing subsidiary) and Fischer Imaging Australia Pty. Limited ("FIA", a foreign marketing subsidiary); 90% owned Fischer Imaging Europe A/S ("FIE", a Danish marketing subsidiary); designs, manufactures, and markets specialty and general purpose x-ray imaging systems for the diagnosis and treatment of disease. The Company's principal product lines are directed toward medical specialties in which minimally invasive techniques are replacing open surgical procedures. The Company's existing products are principally marketed to the healthcare industry.


     In the opinion of the Company, the accompanying unaudited consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the consolidated results of operations and cash flows for the three month periods ended April 2, 1995 and March 31, 1996.


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     All significant intercompany transactions have been eliminated in consolidation.

  Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities as well as disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents

     Cash and cash equivalents include investments in highly liquid instruments with an original maturity of three months or less.

  Inventories

     Inventories, which include costs of materials, direct labor and manufacturing overhead, are priced at the lower of cost (using primarily the last-in, first-out ("LIFO") method of valuation) or market. Writedowns for excess and obsolete inventories are charged to expense in the period when conditions giving rise to the writedowns are first recognized.

     Inventories consist of the following components (in thousands):

                                                             DECEMBER 31,
                                                          -------------------      MARCH 31,
                                                           1994        1995          1996
                                                          -------     -------     -----------
                                                                                  (UNAUDITED)
    FIFO cost --
      Raw materials.....................................  $ 7,447     $12,040       $11,372
      Work in process and finished goods................   11,546       9,952        12,575
    LIFO valuation adjustment...........................   (1,286)     (1,202)       (1,202)
                                                          -------     -------       -------
              Total inventory...........................  $17,707     $20,790       $22,745
                                                          =======     =======       =======

                          FISCHER IMAGING CORPORATION

  Other Current Assets

     Other current assets consist of the following (in thousands):

                                                              DECEMBER 31,
                                                            -----------------      MARCH 31,
                                                             1994       1995         1996
                                                            ------     ------     -----------
                                                                                  (UNAUDITED)
    Deferred income taxes.................................  $1,019     $2,244        $2,085
    Prepaid expenses and other............................     986        958         1,285
                                                            ------     ------        ------
              Total other current assets..................  $2,005     $3,202        $3,370
                                                            ======     ======        ======

  Property and Equipment

     Significant additions and improvements are capitalized at cost, while maintenance and repairs which do not improve or extend the life of the respective assets are charged to operations as incurred.

     Manufacturing and office equipment are depreciated on a straight-line basis, over the estimated useful lives (ranging from three to eight years) of the respective assets. Leasehold improvements are amortized, on a straight-line basis, over the lesser of the estimated useful life or the remaining term of the related lease.

  Intangible Assets


     In accordance with Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Otherwise, an impairment loss is not recognized. The effect of adopting SFAS 121 as of January 1, 1996 had no material impact on the Company's results of operations or financial position.


     Intangible assets, resulting from an acquisition, are stated at cost net of accumulated amortization and are being amortized using the straight-line method over their estimated useful lives which range from 10 to 14 years. All other intangible assets, comprised primarily of licensing agreements, are amortized over periods ranging from three to seven years.

  Software Development Costs

     Certain costs to enhance existing application software products or to develop new software products have been capitalized in accordance with Statement of Financial Accounting Standards No. 86. These costs, classified as deferred costs and other assets in the accompanying consolidated balance sheets, are being amortized on a straight-line basis over an estimated useful life of three years. Although new enhancements or competitive pressures might reduce in the near term the anticipated future revenues and estimated economic lives against which software development carrying costs have been evaluated, management believes such estimates are reasonable based upon present information.

                          FISCHER IMAGING CORPORATION

  Other Current Liabilities

     Other current liabilities consist of the following (in thousands):

                                                              DECEMBER 31,
                                                            -----------------      MARCH 31,
                                                             1994       1995         1996
                                                            ------     ------     -----------
                                                                                  (UNAUDITED)
    Customer deposits and deferred revenue................  $2,907     $2,132        $1,692
    Accrued warranty and installation costs...............   2,167      1,140         1,196
    Other.................................................     822      1,701         1,510
                                                            ------     ------        ------
              Total other current liabilities.............  $5,896     $4,973        $4,398
                                                            ======     ======        ======

  Foreign Operations

     The functional currency for the Company's foreign operations is the applicable local currency. Assets and liabilities of foreign subsidiaries are translated at the respective year end exchange rates, while the statements of operations are translated at average exchange rates during the year. Exchange rate fluctuations on translating foreign currency into U.S. dollars result in unrealized gains or losses referred to as translation adjustments, which are recorded as a separate component of stockholders' investment.

  Revenue Recognition

     The Company recognizes revenue when title and risk of ownership passes to the customer which, as to shipments with FOB destination terms, is when received by the customer and, for shipments with FOB shipping point terms, upon departure from the Company's dock.

  Concentration of Credit Risk

     The Company's revenues generally are concentrated among customers in the healthcare industry. The Company establishes an allowance for uncollectible accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information. During 1993, 1994, and 1995 and the three months ended March 31, 1996, the following customers represented greater than 5% of the Company's revenues:

                                                                                    MARCH 31,
                                                                                      1996
                                                        1993     1994     1995     -----------
                                                        ----     ----     ----     (UNAUDITED)
    Dornier...........................................    --       --      6.1%         3.6%
    GE Medical Systems................................    --       --     10.3%        18.4%
    Picker International..............................   7.5%     9.6%     7.6%         6.6%
    Varian Associates.................................  13.1%    11.5%     9.8%         7.9%

  Sponsored Research and Development

     The Company engages in research and development activities for other companies. This sponsored research and development is recognized as revenue as the requirements are fulfilled or as certain development milestones are completed under the terms and conditions of the related research and development agreements. Costs incurred in connection with these activities are recognized in cost of sales as incurred.

  Net Earnings (Loss) Per Common and Common Equivalent Share

     Net earnings (loss) per share is computed based on results of operations attributable to common stock and the weighted average number of common and common equivalent shares outstanding during each of the periods. The preferred shares issued during the second quarter of 1995 (see Note 7) are treated as common

                          FISCHER IMAGING CORPORATION
stock equivalents. The Company uses the treasury stock method for determining the effect of outstanding stock options on earnings per share.

  Stock-Based Compensation Plans

     The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Effective in 1995, the Company adopted the disclosure option of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 requires that companies which do not choose to account for stock-based compensation as prescribed by the statement, shall disclose the pro forma effects on earnings and earnings per share as if SFAS 123 had been adopted. Additionally, certain other disclosures are required with respect to stock compensation and the assumptions used to determine the pro forma effects of SFAS 123.

  Reclassifications

     Certain reclassifications have been made in the financial statements of prior periods to conform to the current period presentation.

(3) INTANGIBLE ASSETS

     Intangible assets consist of the following (in thousands):

                                                             DECEMBER 31,
                                                          -------------------      MARCH 31,
                                                           1994        1995          1996
                                                          -------     -------     -----------
                                                                                  (UNAUDITED)
    Goodwill............................................  $ 2,515     $ 2,515       $ 2,736
    Covenant not to compete.............................    3,569       3,569         3,569
    Licensing agreements and other......................    1,380       1,060         1,035
                                                          -------     -------       -------
                                                            7,464       7,144         7,340
    Less-Accumulated amortization.......................   (1,854)     (2,346)       (2,507)
                                                          -------     -------       -------
              Intangible assets, net....................  $ 5,610     $ 4,798       $ 4,833
                                                          =======     =======       =======

(4) INCOME TAXES

     The Company utilizes Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), which dictates accounting and reporting standards for recording the tax effects of differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Under SFAS 109, deferred taxes and liabilities are recorded using enacted tax rates expected to apply to taxable income in the years such temporary differences are expected to reverse.

                          FISCHER IMAGING CORPORATION

     The provision (benefit) for income taxes includes the following:

                                                             1993        1994        1995
                                                            -------     -------     -------
                                                                    (IN THOUSANDS)
    Current --
      Federal.............................................  $   923     $(1,511)    $ 1,049
      State...............................................      508        (178)        176
                                                            -------     -------     -------
              Total current provision (benefit)...........    1,431      (1,689)      1,225
                                                            -------     -------     -------
    Deferred --
      Federal.............................................   (1,421)      1,511      (1,096)
      State...............................................     (209)        178        (129)
                                                            -------     -------     -------
              Total deferred provision (benefit)..........   (1,630)      1,689      (1,225)
                                                            -------     -------     -------
              Total provision (benefit)...................  $  (199)    $    --     $    --
                                                            =======     =======     =======

     The statutory federal income tax rate was 34% for the years ended December 31, 1993, 1994 and 1995. Reasons for the difference between the income tax expense reported in the statements of operations and the amount computed by applying the statutory federal income tax rate to earnings before income taxes are as follows:

                                                              1993        1994        1995
                                                             ------       -----       -----
    Statutory tax rate.....................................   (34.0)%     (34.0)%      34.0%
    Increase (decrease) due to:
      State taxes..........................................    57.3        (3.2)        5.7
      Losses of subsidiaries not consolidated in tax
         return............................................    19.9         5.3         8.7
      Other nondeductible expenses.........................    50.9         5.6        15.8
      Valuation allowance on net deferred tax assets.......      --        47.2       (64.2)
      Benefit of favorable resolution of RAR...............  (194.1)         --          --
      Utilization of net loss carryovers...................      --       (20.9)         --
                                                             ------       -----       -----
    Effective tax rate.....................................  (100.0)%        --%         --%
                                                             ======       =====       =====

     Net deferred tax assets and liabilities as of December 31, 1994 and 1995, along with the changes during the year, are comprised of the following:

                                                        DECEMBER 31,                DECEMBER 31,
                                                            1994         CHANGE         1995
                                                        ------------     ------     ------------
                                                                     (IN THOUSANDS)
    Current --
      Warranty reserves...............................     $   571       $ (286)       $  285
      Inventory reserves..............................       1,323          320         1,643
      Bad debt reserves...............................         181          227           408
      Accrued vacation................................         298          (36)          262
      Other accrued liabilities.......................         452         (307)          145
      Other...........................................          --           97            97
      Less -- Valuation allowance.....................      (1,806)       1,210          (596)
                                                           -------       ------        ------
    Net current deferred tax asset....................     $ 1,019        1,225        $2,244
                                                           =======       ------        ======

                          FISCHER IMAGING CORPORATION

                                                        DECEMBER 31,                DECEMBER 31,
                                                            1994         CHANGE         1995
                                                          -------        ------        ------
                                                                     (IN THOUSANDS)
    Noncurrent --
      Accelerated depreciation for tax................     $   (26)          10        $  (16)
      Software capitalization.........................        (362)          25          (337)
      Amortization of intangibles.....................         266         (169)           97
      Tax credits.....................................         950         (399)          551
      Deferred service contracts......................          --          250           250
      Other...........................................         167           32           199
      Less -- Valuation allowance.....................        (995)         251          (744)
                                                           -------       ------        ------
    Net noncurrent deferred tax asset.................     $    --           --        $   --
                                                           =======       ------        ======
    Net changes in deferred taxes.....................                   $1,225
                                                                         ======


     The amounts recorded as net current deferred tax assets as of December 31, 1995 represent the amount of tax benefits of existing net deductible temporary differences and tax credits. The Company has available research and development credits for tax purposes of approximately $416,000 and alternative minimum tax credits of $135,000 expiring at various dates through 2009. Realization is dependent on generating sufficient taxable income prior to the expiration of the tax credits. Although realization is not assured, management believes it is more likely than not that these deferred tax assets, net of the valuation allowance, will be realized. During 1994, the Company recorded a valuation allowance on its deferred tax assets of $2,801,000 due to the unfavorable results of the Company's operations during 1994. During 1995, the Company reduced its valuation allowance by $1,461,000 due to its improving results of operations and projected future operating results. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.


     The domestic versus foreign component of the Company's earnings (loss) before income taxes is as follows:

                                                               1993       1994        1995
                                                               -----     -------     ------
                                                                      (IN THOUSANDS)
    Domestic.................................................  $ (83)    $(4,829)    $2,958
    Foreign..................................................   (116)       (811)      (681)
                                                               -----     -------     ------
    Total....................................................  $(199)    $(5,640)    $2,277
                                                               =====     =======     ======

     A reconciliation of the Company's consolidated income (loss) before taxes for financial statement purposes to estimated consolidated taxable income is as follows:

                                                                         1994        1995
                                                                        -------     ------
                                                                          (IN THOUSANDS)
    Earnings (loss) before income taxes.............................    $(5,640)    $2,277
    Difference between earnings (loss) before income taxes and taxable income --
      State income taxes............................................       (178)       (47)
      Permanent differences.........................................        318        329
      Net changes in temporary differences..........................      1,473        632
                                                                        -------     ------
    Taxable income (loss)...........................................    $(4,027)    $3,191
                                                                        =======     ======

                          FISCHER IMAGING CORPORATION

(5) NOTES PAYABLE AND LONG-TERM DEBT

     Notes payable and long-term debt as of December 31, 1994 and 1995, and March 31, 1996 consist of the following (in thousands):

                                                             DECEMBER 31,
                                                          -------------------      MARCH 31,
                                                           1994        1995          1996
                                                          -------     -------     -----------
                                                                                  (UNAUDITED)
    Notes payable to bank under revolving line of credit
      agreements........................................  $ 5,784     $ 2,643       $ 3,970
    Unsecured promissory note payable, interest payable
      monthly at 8.5%; due September 30, 1996...........      864         386           260
    Noncompetition agreement payable, discounted at 6%,
      subject to upward adjustment for inflation; due in
      September 1996....................................    1,637         829           844
    Capitalized lease obligations; interest rates
      ranging from 3.5% to 17%; monthly principal and
      interest payments due in varying amounts through
      October 1997; secured by leased equipment.........    1,067         791           724
    Other...............................................       89          73            72
                                                          -------     -------       -------
                                                            9,441       4,722         5,870
    Less -- Current maturities..........................   (7,580)     (4,344)       (5,689)
                                                          -------     -------       -------
    Long-term debt......................................  $ 1,861     $   378       $   181
                                                          =======     =======       =======

  Line of Credit Agreements

     The Company has a bank revolving credit agreement which, pursuant to 1994 and 1995 amendments, has a final maturity of February 1, 1997 with interest at the bank's prime rate plus 1% (9.3% at March 31, 1996). The amendments also provided for an annual facility fee equivalent to 1% of the maximum loan limit. Maximum borrowing is $15.0 million, subject to further restriction based upon eligible receivables, inventory and Company liquidation value, as determined by the bank. At March 31, 1996, maximum borrowing availability was approximately $15.0 million, with approximately $11.0 million not used.

     Borrowings under this agreement were approximately $5,784,000, $2,643,000 and $3,970,000 at December 31, 1994 and 1995 and March 31, 1996, respectively, and are secured by inventory, accounts receivable and fixed assets of the Company.

     The following is a summary of certain terms and balances for the total of these line of credit agreements for the years ended 1993, 1994 and 1995:

                                                           1993         1994          1995
                                                          ------       -------       ------
                                                                   (IN THOUSANDS)
    Balance at end of period............................  $6,809       $ 5,784       $2,643
    Weighted average interest rate at end of period.....     6.1%          9.5%         9.5%
    Maximum amount outstanding during the period........  $8,842       $10,947       $7,636
    Average amount outstanding during the period(i).....  $6,245       $ 8,409       $3,409
    Weighted average interest rate during the
      period(ii)........................................     6.1%          8.1%         9.8%

- ---------------

 (i) The average amount outstanding during each year is a 13 month average, utilizing balances as of the beginning of the year and the 12 subsequent month ends.

                          FISCHER IMAGING CORPORATION

(ii) The weighted average interest rate during the period was computed by calculating a 13 month average interest rate for each line of credit arrangement, utilizing rates as of the end of the previous year and the 12 subsequent month ends, multiplying this rate by the average borrowings under the respective lines of credit, and dividing the resulting sum by the average amount outstanding under all lines of credit.

     Five-year maturities of notes payable and long-term debt are as follows:

            YEAR ENDED DECEMBER 31,                             (IN THOUSANDS)
            -----------------------
                  1996.......................................        $4,344
                  1997.......................................           246
                  1998.......................................            69
                  1999.......................................            37
                  2000.......................................            26
                                                                     ------
                          Total..............................        $4,722
                                                                     ======

(6) RESTRUCTURING PROVISIONS

     During 1993, the Company recorded approximately $796,000 for costs relating to corporate-wide restructuring and cost reduction programs, including the relocation of the Bloom subsidiary to Denver, Colorado, and the realignment of the Company's service operations.

     During 1994, the Company recorded approximately $2,419,000 for restructuring expenses. The provision included costs related to the writedown of inventory for discontinued products, severance costs and a customer enhancement program.

(7) PREFERRED STOCK


     The Company is authorized to issue 5,000,000 shares of $.01 par value preferred stock, which shares may be issued in one or more series and with such powers, preferences and rights as the Company's Board of Directors may determine. During the second quarter of 1995, the Company issued 1,333,333 shares of Series D Convertible Preferred Stock to GE Medical Systems ("GEMS") for $10 million. The preferred stock is non-voting and not redeemable, bears no stated dividend, has a $7.50 per share preference upon liquidation and is convertible into common stock on a one-for-one basis (subject to customary anti-dilution protection) at the option of the holder. The terms of the investment restrict GEMS to 25% ownership of Fischer and, under certain change of control conditions, permit GEMS to exchange its preferred stock for rights to independently manufacture Tilt C systems.


(8) EMPLOYEE BENEFIT PLANS

  1991 Stock Option Plan

     In June 1991, the Company adopted the 1991 Stock Option Plan ("1991 Plan") which authorized the granting of incentive and nonqualified stock options to acquire up to 300,000 shares (increased to 500,000 in April 1993) of the Company's common stock by employees and consultants of the Company. Exercise terms for the options granted are determined by the Board of Directors at the time the options are granted. Incentive stock options may be granted at an exercise price not less than the fair market value on the date of grant with a maximum option term of 10 years. The 1991 Plan also permits the granting of stock appreciation rights. The fair value of each option grant is estimated, for disclosure purposes, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1995: no dividend yield; expected volatility of 74%; risk free interest rates of 5.97%; and expected life of 5.7 years.

                          FISCHER IMAGING CORPORATION

     A summary of the status of the Company's 1991 stock option plan as of December 31, 1993, 1994, and 1995 and the three months ended March 31, 1996 and the changes during those periods is as follows:

                                                                                      FOR THE
                                          FOR THE YEAR ENDED DECEMBER 31,           THREE MONTHS
                                    --------------------------------------------    ENDED MARCH
                                        1993            1994            1995          31, 1996
                                    ------------    ------------    ------------    ------------
                                                                                    (UNAUDITED)
    Outstanding at January 1......       288,725         330,700         396,225         895,625
      Granted.....................       159,500         142,500         624,000              --
      Exercised...................            --              --          (7,000)        (37,625)
      Canceled....................      (117,525)        (76,975)       (117,600)         (6,500)
                                    ------------    ------------    ------------    ------------
    Outstanding at end of
      period......................       330,700         396,225         895,625         851,500
                                    ============    ============    ============    ============
    Exercisable at end of
      period......................        73,875         122,588         143,375         104,750
                                    ============    ============    ============    ============
    Weighted average fair value of
      options granted during
      period......................      N/A             N/A         $       5.18    $         --
                                    ============    ============    ============    ============
    Range of exercise prices......  $5.50-$11.00    $3.88-$11.00    $4.00-$11.00    $4.00-$11.00
                                    ============    ============    ============    ============
    Weighted average exercise
      price at end of period......  $       7.30    $       6.27    $       8.34    $       8.44
                                    ============    ============    ============    ============
    Weighted average exercise
      period at end of period.....     9.1 years       8.8 years       9.3 years       8.4 years
                                    ============    ============    ============    ============

     In December 1995, the Company's Board of Directors granted 430,000 options to employees at an exercise price of $10.00 per share, 330,000 of which will qualify as incentive stock options for Internal Revenue Code purposes after shareholder approval of an increase in authorized options under the 1991 Plan. Of these options, 400,000 options vest when the market value of the Company's stock has reached targeted price levels for a period of 45 consecutive trading days, or 9 years and 11 months from the date of grant, whichever is earlier, and the remaining 30,000 options vest over a four year vesting period.

  1993 Directors' Stock Option Plan

     In February 1993, the Company adopted a Directors' Stock Option Plan ("1993 Directors' Plan") for nonemployee directors of the Company. The 1993 Directors' Plan authorizes the granting of nonqualified options to acquire up to 100,000 shares of common stock at a price not less than fair market value on the date of grant. The 1993 Directors' Plan allows for automatic annual grants upon each year of a director's service. The stock options issued under the 1993 Directors' Plan may be exercised at any time from date of grant, with a maximum option term of five years.

                          FISCHER IMAGING CORPORATION

     A summary of the status of the Company's 1993 Directors' Stock Option Plan as of December 31, 1993, 1994, and 1995 and the three months ended March 31, 1996 and the changes during those periods is as follows:


                                          1993           1994           1995            1996
                                       -----------    -----------    -----------    -----------
                                                                                    (UNAUDITED)
    Outstanding at January 1.........           --         16,000         34,000          46,000
      Granted........................       16,000         18,000         18,000          18,000
      Exercised......................           --             --         (6,000)             --
      Canceled.......................           --             --             --              --
                                       -----------    -----------    -----------    ------------
    Outstanding at end of period.....       16,000         34,000         46,000          64,000
                                       ===========    ===========    ===========    ============
    Exercisable at end of period.....       16,000         34,000         46,000          64,000
                                       ===========    ===========    ===========    ============
    Weighted average fair value of
      options granted during
      period.........................          N/A            N/A    $      1.76    $       5.98
                                       ===========    ===========    ===========    ============
    Range of exercise prices.........  $7.25-$8.75    $6.50-$8.75    $4.00-$8.75    $4.00-$13.38
                                       ===========    ===========    ===========    ============
    Weighted average exercise price
      at end of period...............  $      8.56    $      7.47    $      6.40    $       8.36
                                       ===========    ===========    ===========    ============
    Weighted average exercise period
      at end of period...............    5.0 years      4.5 years      4.0 years       3.5 years
                                       ===========    ===========    ===========    ============

Employee Stock Purchase Plan

     In December 1991, the Board of Directors adopted an Employee Stock Purchase Plan, effective for the plan year beginning January 1, 1992. Under the plan, the Company is authorized to issue up to 200,000 shares of common stock to its fulltime employees, nearly all of whom are eligible to participate. Under the terms of the plan, employees can have from 2% to 5% of their salary withheld to purchase the Company's common stock. The purchase price of the stock is 85% of the lower of its beginning-of-the-year or end-of-the-year market price. Under the plan, the Company sold 29,692 shares, 22,072 shares and 24,522 shares to employees for the years ended December 31, 1993, 1994 and 1995, respectively. The fair value of each option grant is estimated, for disclosure purposes, on the date of grant using the Black-Scholes model with the following assumptions for 1995: no dividend yield; an expected life of one year; expected volatility of 74%; and a risk free interest rate of 5.2%. The weighted average fair value of those shares granted in 1995 was $5.89 per share.

     The Company accounts for its stock-based compensation plans under APB No. 25, under which no compensation expense has been recognized, as all options have been granted with an exercise price equal to the fair value of the Company's common stock on the date of grant. The Company adopted SFAS 123 for disclosure purposes in 1995. For SFAS 123 purposes, the fair value of each option grant and stock purchase right has been estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                               YEAR ENDED       THREE MONTHS
                                                              DECEMBER 31,     ENDED MARCH 31,
                                                                  1995              1996
                                                              ------------     ---------------
    Risk-free interest rate..................................       5.96%              5.18%
    Dividend rate............................................          0%                 0%
    Expected volatility......................................         74%                74%
    Expected life............................................  5.02 years         1.00 years

                          FISCHER IMAGING CORPORATION

     Using these assumptions, the fair value of the stock options granted in 1995 and the three months ended March 31, 1996 was approximately $1,239,000 and $81,000, respectively, which would be amortized as compensation expense over the vesting period of the options. Had compensation cost been determined consistent with SFAS 123, utilizing the assumptions detailed above, the Company's net income and earnings per share would have been reduced to the following pro forma amounts (in thousands, except per share data).

                                                                                    FOR THE
                                                                   FOR THE        THREE MONTHS
                                                                  YEAR ENDED         ENDED
                                                                 DECEMBER 31,      MARCH 31,
                                                                     1995             1996
                                                                 ------------     ------------
                                                                                  (UNAUDITED)
    Net earnings
      As reported..............................................     $2,277           $1,073
      Pro forma................................................     $1,828           $  930
    Net earnings per common and common equivalent share
      As reported..............................................     $  .36           $  .15
      Pro forma................................................     $  .29           $  .13

  1985 Stock Option Plan

     The Company's 1985 Stock Option Plan authorized the granting of incentive and nonqualified stock options. Upon approval of the 1991 Stock Option Plan, the authority of the Board of Directors to grant additional options expired. In September 1991, outstanding options, which are generally exercisable over a ten-year period, became fully vested. The following table summarizes the activity in the 1985 Plan:

    Outstanding at December 31, 1992...........................................   25,960
    Exercised (at $.78 per share)..............................................  (11,153)
                                                                                 -------
    Outstanding at December 31, 1993...........................................   14,807
    Exercised (1,282 shares at $.78 per share and 3,205 shares at $2.81 per
      share)...................................................................   (4,487)
                                                                                 -------
    Outstanding at December 31, 1994...........................................   10,320
    Exercised..................................................................       --
                                                                                 -------
    Outstanding at December 31, 1995...........................................   10,320
    Exercised (at $.78 per share)..............................................   (6,410)
    Canceled...................................................................   (3,910)
                                                                                 -------
    Outstanding at March 31, 1996..............................................       --
                                                                                 =======

  1991 Directors' Stock Option Plan

     In June 1991, the Company adopted a Directors' Stock Option Plan ("1991 Directors' Plan") for nonemployee directors of the Company. The 1991 Directors' Plan authorized the granting of nonqualified options to acquire 50,000 shares of common stock at a price not less than the fair market value on the date of grant. No options were granted under the 1991 Directors' Plan during 1993, 1994 or 1995. During 1993, 3,000 options issued at $11 per share were canceled. At December 31, 1994 and 1995 and March 31, 1996, 6,000 options remained outstanding which were exercisable at $11.00 to $13.38 per share.

  401(k) Plan

     In 1985, the Company established The Fischer Imaging Employee Capital Accumulation Plan, which is governed by Section 401(k) of the Internal Revenue Code. Employees with a minimum of six months of service are eligible for the plan. The Company makes discretionary contributions which vest over a four-year

                          FISCHER IMAGING CORPORATION
period. Total Company contributions were approximately $150,000, $0, and $120,000, for the years ended December 31, 1993, 1994 and 1995, respectively.

  Incentive Compensation Plan

     The Company has an incentive compensation plan under which management employees, including the Company's executive officers, receive cash bonuses. The amounts of such bonuses are determined based upon the Company's sales growth, profitability and employees' performances as compared to performance objectives established by the Board of Directors. During the years ended 1993, 1994 and 1995, the Company accrued bonuses of approximately $137,000, $144,000 and $110,000, respectively, under this plan.


(9) FOREIGN ACTIVITIES


     The Company operates in a single industry segment with operations in the U.S., Europe and Australia. The following is a summary of the Company's foreign operations (in thousands):


                                                FOR THE YEAR ENDED           THREE MONTHS ENDED
                                                   DECEMBER 31,             ---------------------
                                           -----------------------------    APRIL 2,    MARCH 31,
                                            1993       1994       1995        1995        1996
                                           -------    -------    -------    --------    ---------
                                                                                 (UNAUDITED)
    Revenues:
      U. S. Operations:
         Domestic........................  $65,963    $56,267    $58,548     $11,904     $16,846
         Export (primarily to Europe)....    5,845      9,958     13,939       3,736       2,140
      Foreign Operations:
         Europe..........................       --      1,399      2,829         465         586
         Australia.......................    1,524        849      1,434         520         501
      Transfers between geographic
         areas...........................      961      1,634      2,796         826         943
      Eliminations.......................     (961)    (1,634)    (2,796)       (826)       (943)
                                           -------    -------    -------     -------     -------
              Total......................  $73,332    $68,473    $76,750     $16,625     $20,073
                                           =======    =======    =======     =======     =======
    Earnings (loss) from operations:
      U.S................................  $ 1,072    $(3,293)   $ 3,629     $   (71)    $ 1,733
      Europe.............................     (280)      (674)      (682)       (126)       (137)
      Australia..........................     (162)      (323)      (103)         22         (14)
      Eliminations.......................       27        (47)        50          --         (50)
                                           -------    -------    -------     -------     -------
              Total......................  $   657    $(4,337)   $ 2,894     $  (175)    $ 1,532
                                           =======    =======    =======     =======     =======


                                                          DECEMBER 31,
                                                  -----------------------------     MARCH 31,
                                                   1993       1994       1995         1996
                                                  -------    -------    -------    -----------
                                                                                   (UNAUDITED)
    Identifiable Assets (in thousands):
      U.S.......................................  $56,617    $47,544    $56,924      $58,472
      Europe....................................      167      1,667      2,214        1,767
      Australia.................................      533        885      1,062        1,284
      Eliminations..............................     (766)    (3,207)    (4,550)      (4,626)
                                                  -------    -------    -------      -------
              Total.............................  $56,551    $46,889    $55,650      $56,897
                                                  =======    =======    =======      =======

     Transfers between geographic areas are recorded on the basis of intercompany prices established by the Company.

                          FISCHER IMAGING CORPORATION

(10) RELATED PARTY TRANSACTIONS

     The Company leases its manufacturing and administrative facility from JN Properties (a general partnership whose partners include the Company's chairman/chief executive officer and another stockholder/director of the Company). The lease, which expires in July 2012, provides for adjustments of base rent in 1995, 2000, 2005 and 2010 based on the then fair market rental value of the premises. The increases are subject to a 7% maximum increase in each adjustment year. Effective January 1, 1996, the annual rent increased from $696,000 to $744,000. All taxes, insurance and maintenance expenses of the facility are the responsibility of the Company.

     In the second quarter of 1995, the Company issued 1,333,333 shares of Series D Convertible Preferred Stock to GEMS (see Note 7), representing a 19% ownership interest in the Company. GEMS is also a significant customer, providing revenues to the Company of approximately $7.9 million or 10.3% and $3.7 million or 18.4% of total revenues, in 1995 and the three months ended March 31, 1996, respectively.

(11) COMMITMENTS AND CONTINGENCIES

     The Company leases buildings (Note 10) and equipment under various operating lease agreements which provide for the following minimum future lease payments:

                                                                 (IN THOUSANDS)
                1996.........................................        $ 1,666
                1997.........................................          1,617
                1998.........................................          1,585
                1999.........................................          1,569
                2000.........................................          1,596
                Thereafter...................................          9,961
                                                                     -------
                          Total..............................        $17,994
                                                                     =======


     Total rent expense was $1,570,000, $1,635,000 and $1,705,000 in 1993, 1994
and 1995, respectively.


     The Company is subject to periodic inspections by the U.S. Food and Drug Administration ("FDA") whose primary purpose is to audit the Company's compliance with Good Manufacturing Practices ("GMP"). In December 1994, the Company's Denver facility was subject to a compliance audit and was issued an Inspection Observations letter, Form 483, as well as a warning letter, concerning some of its manufacturing processes. In addition, in August 1995, the Company's Chicago facility was subject to a compliance audit and was issued an Inspection Observations letter, Form 483, as well as a warning letter, concerning some of its manufacturing processes. The Company has rectified the deficiencies noted by the FDA. While the Company believes that FDA observations and warning letters are becoming more routine, such observations and warning letters may have a material adverse effect on the Company if it is not able to comply.

     The Company is also actively contesting various lawsuits in which it has been named as defendant. In management's opinion, the effect of these disputes, if any, will not have a significant effect on the accompanying consolidated financial statements.

(12) INVESTMENTS AND ACQUISITIONS

  Tetrad Corporation

     In March 1993, the Company purchased 476,191 shares of Series B preferred stock of Tetrad Corporation ("Tetrad"), an interoperative diagnostic ultrasound system manufacturer. The shares of Series B preferred stock, which are not readily marketable, and a subsequent note receivable resulting from the Company's participation in a 1995 bridge financing, are accounted for at cost which, as of December 31, 1995,

                          FISCHER IMAGING CORPORATION
equaled $550,000. During September 1995, continuing softness in the markets for its products caused Tetrad to reorganize operationally and financially. Under terms of the reorganization, which included the surrender of shares held by all outside investors other than the Company and voluntary reduction in bank debt, the Company maintained its ownership position. The Company believes that pending contracts for further development work should provide Tetrad with the financial capacity to continue the development and commercialization of its promising technology base. Therefore, although near term developments could prove otherwise, the Company believes its investment in Tetrad is not impaired and, accordingly, has not provided any reserve for the possible reduction in the long-term value of its investment.

  Bloom Associates, Ltd.

     In September, 1992, the Company acquired the capital stock of Bloom Associates, Ltd. of Reading, Pennsylvania for $4.3 million. The acquisition, accounted for as a purchase, resulted in goodwill of $2.5 million which is being amortized on a straight-line basis over 14 years.

     In connection with the purchase, the Company entered into a ten-year noncompetition agreement with Mr. Murray Bloom, the founder and former chairman and chief executive officer of Bloom. Under the covenant not to compete agreement, Mr. Bloom was to receive a total of $4.0 million, subject to upward inflation adjustments, over a five-year period. The noncompete obligation was discounted at a 6% effective interest rate, with amortization of the original discount reported as interest expense in the accompanying consolidated statements of operations. The Company and Mr. Bloom also entered into a five-year employment agreement. In 1994, the noncompetition agreement was amended to accelerate the payments to Mr. Bloom, in consideration for which, the total amount owed to Mr. Bloom was reduced to $3.8 million to be paid through 1996.

  Fischer Imaging Midwest, Inc.


     During the fourth quarter of 1995, the Company reached an agreement in principle for the acquisition of the 45% minority interest of Fischer Imaging Midwest, Inc. in exchange for 63,162 shares of the Company's stock. The Company accounted for this transaction, which closed in February 1996, as a purchase, acquiring net assets with a net book value of approximately $331,000 and recording goodwill of approximately $221,000 which is to be amortized on a straight-line basis over 40 years. As part of the acquisition agreement, the purchase price may be adjusted based on subsequent realization of certain working capital assets as of June 1, 1996. The Company placed 10,000 shares in escrow, pending the outcome of this potential purchase price adjustment.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                             (AMOUNTS IN THOUSANDS)

                                                    BALANCE AT      CHARGES                     BALANCE AT
                                                    BEGINNING     (CREDITS) TO    DEDUCTIONS      END OF
                   DESCRIPTION                      OF PERIOD       EXPENSE       AND OTHER       PERIOD
- --------------------------------------------------  ----------    ------------    ----------    ----------
Year ended December 31, 1993
  Accounts receivable allowances..................     $539           $ 450          $ 70          $919
                                                       ====           =====          ====          ====
Year ended December 31, 1994
  Accounts receivable allowances..................     $919           $ 246          $269          $896
                                                       ====           =====          ====          ====
Year ended December 31, 1995
  Accounts receivable allowances..................     $896           $(494)         $(47)         $449
                                                       ====           =====          ====          ====

- ------------------------------------------------------       ------------------------------------------------------








                       PICTURE A                                                    PICTURE B
- ------------------------------------------------------       ------------------------------------------------------
 Imager III multi-purpose interventional x-ray imaging        EP/X(2) bi-plane x-ray imaging system (FDA clearance
                         system                                                     pending)


                  ---------------------------------------------








                                    PICTURE C
                  ---------------------------------------------
                TRAUMEX x-ray imaging system for trauma radiology

No dealer, salesperson or any other person has been authorized to give any information or make any representation not contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, any Selling Stockholder or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that the affairs of the Company since the date hereof or the information herein is correct as of any time subsequent to the date of this Prospectus.


                         ------------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    6
Use of Proceeds.......................   14
Price Range of Common Stock...........   14
Dividend Policy.......................   14
Capitalization........................   15
Selected Consolidated Financial
  Data................................   16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   17
Business..............................   23
Management............................   42
Principal and Selling Stockholders....   44
Shares Eligible For Future Sale.......   46
Underwriting..........................   47
Legal Matters.........................   48
Experts...............................   48
Available Information.................   48
Incorporation of Certain Documents by
  Reference...........................   49
Consolidated Financial Statements.....  F-1


                                1,350,000 SHARES
                        FISCHER IMAGING CORPORATION LOGO
                                  Common Stock
                       ---------------------------------

                              P R O S P E C T U S

                       ---------------------------------
                               PIPER JAFFRAY INC.

                            NEEDHAM & COMPANY, INC.

                                 June   , 1996

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of the Common Stock being registered (all amounts are estimated except the SEC Registration Fee and the NASD Filing Fee):

    SEC Registration Fee......................................................  $  6,658
    National Association of Securities Dealers, Inc. Filing Fee...............     2,538
    Nasdaq Additional Listing Application Fee.................................    17,500
    Blue Sky Qualification Fees and Expenses (including legal fees)...........    10,000
    Printing Expenses.........................................................    90,000
    Legal Fees and Expenses...................................................   130,000
    Accountants' Fees and Expenses............................................    60,000
    Transfer Agent and Registrar Fees.........................................     5,000
    Miscellaneous Expenses....................................................    28,304
                                                                                --------
              Total...........................................................  $350,000
                                                                                ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Bylaws and Certificate of Incorporation provide that the Company shall, to the fullest extent permitted by the General Corporation Law of the State of Delaware, as amended from time to time, indemnify all directors and officers of the Company. Section 145 of the Delaware General Corporation Law provides in part that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys' fees) actually and reasonably incurred in defense or settlement of any threatened, pending or completed action or suit by or in the right of the corporation, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct. Where an officer or a director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually or reasonably incurred.

     Additionally, the Certificate of Incorporation and Bylaws provide for mandatory indemnification of directors to the fullest extent permitted by Delaware law. This provision does not eliminate the liability of a director (i) for a breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for liability arising under Section 174 of the Delaware General Corporation Law (relating to the declaration of dividends and purchase or redemption of shares in violation of the Delaware General Corporation Law); or (iv) for any transaction from which the director derived an improper personal benefit.

     The Company has a directors and officers insurance policy with a $5.0 million coverage limit per occurrence and in the aggregate per year.

     Section 6 of the Purchase Agreement (to be filed as Exhibit 1.1 hereto) provides that the Underwriters will indemnify and hold harmless the Company and each director, officer or controlling person of the Company from and against any liability caused by any statement or omission in the Registration Statement or Prospectus based on certain information furnished to the Company by the Underwriters for use in the preparation thereof.

ITEM 16. EXHIBITS

      EXHIBIT
       NUMBER                                 DESCRIPTION OF EXHIBIT
- -------------------- ------------------------------------------------------------------------
         1.1         -- Form of Purchase Agreement*
         4.1         -- Certificate of Incorporation of the Company(1)
         4.2         -- Bylaws of the Company(1)
         4.1         -- Amended and Restated Rights Agreement, dated as of November 3, 1994, between the Company and American Securities Transfer, Inc. which includes the Certificate of Designations for the Series C Junior
                        Participating Preferred Stock as Exhibit A and the form of Right
                        Certificate as Exhibit B(10)
         4.2         -- Certificate of Designations for the Series D Convertible Preferred
                        Stock(10)
         5.1         -- Opinion and Consent of Davis, Graham & Stubbs LLP*
        10.1         -- Agreement, dated as of September 30, 1987, between the Company and
                        AF-Tekniska Rontgencentralen AB(1)
        10.2         -- Addendum No. 1 to Agreement between the Company and ABB Tekniska
                        Rontgencentralen AB (previously known as AF-Tekniska Rontgencentralen
                        AB)(4)
        10.3         -- Works Contract and Manufacturing Agreement, dated October 28, 1988, between the Company and Storz Medical AG, as amended on January 21,
                        1991(2)
        10.4         -- Master Purchase Agreement, dated October 1989, between the Company and Picker International, Inc.(1)
        10.5         -- Amendment, dated September 1, 1994, to the Master Purchase Agreement between the Company and Picker International, Inc.(9)
        10.6         -- Agreement, dated October 5, 1990, between the Company and Dornier
                        Madizintechnik GmbH(1)
        10.7         -- Agreement, dated September 29, 1991, between the Company and
                        Diasonics, Inc.(4)
        10.8         -- Cooperative Research and Development Agreement, dated September 24,
                        1993, between the Company and The Regents of the University of
                        California(9)
        10.9         -- Purchase Agreement, dated October 2, 1993, between the Company and
                        Varian Associates Inc.(8)
        10.10        -- Purchase Agreement, dated August 29, 1994, between the Company and
                        General Electric Company on behalf of GE Medical Systems(8)
        10.11        -- Royalty Agreement, dated as of April 18, 1980, between the Company and Jesse T. Littleton, M.D.(1)
        10.12        -- Directors Stock Option Plan(1)
        10.13        -- Non-Employee Director Stock Option Plan(7)
        10.14        -- 1985 Stock Option Plan(1)

      EXHIBIT
       NUMBER                                 DESCRIPTION OF EXHIBIT
- -------------------- ------------------------------------------------------------------------
        10.15        -- Stock Option Plan(1)
        10.16        -- Employee Stock Purchase Plan(3)
        10.17        -- Retention Bonus Plan(9)
        10.18        -- Lease Agreement, dated as of June 12, 1992, between the Company and the Teachers' Retirement System of the State of Illinois(8)
        10.19        -- Lease Agreement, dated July 31, 1992, between the Company and JN
                        Properties(6)
        10.20        -- Security Agreement, dated November 9, 1988, between the Company and
                        LaSalle National Bank, as amended on November 16, 1990(1)
        10.21        -- Amendment, dated February 14, 1992, to Security Agreement between the
                        Company and LaSalle National Bank(4)
        10.22        -- Amendment, dated August 19, 1992, to Security Agreement between the
                        Company and LaSalle National Bank(6)
        10.23        -- Amendment, dated March 1, 1994, to Security Agreement between the
                        Company and LaSalle National Bank(8)
        10.24        -- Loan and Security Agreement, dated December 26, 1985, between Fischer
                        Imaging Midwest, Inc. and American Bank of Arlington Heights and
                        related Promissory Note(2)
        10.25        -- Purchase Agreement, dated as of September 10, 1992, between the
                        Company and Murray Bloom(5)
        10.26        -- Non-Competition Agreement, dated September 18, 1992, between the
                        Company and Murray Bloom(5)
        10.27        -- Amendment, dated March 1, 1994, to the Non-Competition Agreement between the Company and Murray Bloom(9)
        10.28        -- Stock Purchase Agreement, dated as of June 20, 1995, between the
                        Company and General Electric Company, acting through its GE Medical
                        Systems Division ("GE Medical Systems")(10)
        10.29        -- Registration Rights Agreement, dated as of June 20, 1995, between the
                        Company and GE Medical Systems(10)
        10.30        -- Manufacturing and License Agreement, dated as of June 20, 1995, between the Company and GE Medical Systems(10)
        10.31        -- Amendment, dated as of June 20, 1995, to Purchase Agreement, dated as of August 29, 1994, between the Company and GE Medical Systems(10)
        11.          -- Calculation of Earnings per Share(11)
        23.1         -- Consent of Arthur Andersen LLP(11)
        23.2         -- Consent of Davis, Graham & Stubbs LLP*
        24.1         -- Power of Attorney (included on page II-5)(12)


- ---------------

  *   To be filed by amendment.

 (1) Incorporated by reference to the Company's Registration Statement on Form S-1, File No. 33-41537, as filed with the Securities and Exchange Commission (the "Commission") on July 3, 1991.

 (2) Incorporated by reference to Amendment No. 1 to the Company's Registration Statement on Form S-1, File No. 33-41537, as filed with the Commission on July 18, 1991.

 (3) Incorporated by reference to the Company's Registration Statement on Form S-8, File No. 33-44599, as filed with the Commission on December 23, 1991.

 (4) Incorporated by reference to the Company's Form 10-K for the year ended December 31, 1991, as filed with the Commission on March 30, 1992.

 (5) Incorporated by reference to the Company's Form 8-K as filed with the Commission on September 18, 1992.

 (6) Incorporated by reference to the Company's Form 10-K for the year ended December 31, 1992, as filed with the Commission on April 12, 1993.

 (7) Incorporated by reference to the Company's Registration Statement on Form S-8, File No. 33-64032, as filed with the Commission on June 8, 1993.

 (8) Incorporated by reference to the Company's Form 10-K for the year ended December 31, 1993, as filed with the Commission on March 31, 1994.

 (9) Incorporated by reference to the Company's Form 10-K for the year ended December 31, 1994, as filed with the Commission on April 14, 1995.

(10) Incorporated by reference to the Company's Form 8-K, as filed with the Commission on July 3, 1995.

(11) Filed herewith.


(12) Previously filed.


ITEM 18. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to the Company's Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on this 13th day of June, 1996.


                                            FISCHER IMAGING CORPORATION


                                            By:   /s/  MORGAN W. NIELDS
                                                  --------------------------
                                                      Morgan W. Nields


                                                 Chairman of the Board and
                                                  Chief Executive Officer



     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                                TITLE                     DATE
                  ---------                                -----                     ----
         /s/  MORGAN W. NIELDS                  Chairman of the Board and        June 13, 1996
              Morgan W. Nields                    Chief Executive Officer
                                                  (Principal Executive
                                                  Officer)

         /s/  JAMES A. NEWCOMB*                 Vice President of Finance        June 13, 1996
              James A. Newcomb                    and Chief Financial
                                                  Officer (Principal
                                                  Financial and Accounting
                                                  Officer)

       /s/  DAVID G. BRAGG, M.D.*               Director                         June 13, 1996
            David G. Bragg, M.D.

          /s/  THOMAS J. CABLE*                 Director                         June 13, 1996
               Thomas J. Cable

         /s/  FRANK W.T. LaHAYE*                Director                         June 13, 1996
              Frank W.T. LaHaye

         /s/  KINNEY L. JOHNSON*                Director                         June 13, 1996
              Kinney L. Johnson

       /s/  LAWRENCE A. LEHMKUHL*               Director                         June 13, 1996
            Lawrence A. Lehmkuhl

*By:     /s/  MORGAN W. NIELDS
              Morgan W. Nields
              Attorney-in-fact

                                 EXHIBIT INDEX

  EXHIBIT
   NUMBER                              DESCRIPTION OF EXHIBIT                            PAGE
- ------------                                                                             ----
     1.1     -- Form of Purchase Agreement*
     4.1     -- Certificate of Incorporation of the Company(1)
     4.2     -- Bylaws of the Company(1)
     4.1     -- Amended and Restated Rights Agreement, dated as of November 3, 1994, between the Company and American Securities Transfer, Inc. which includes the Certificate of Designations for the Series C Junior
                Participating Preferred Stock as Exhibit A and the form of Right
                Certificate as Exhibit B(10)
     4.2     -- Certificate of Designations for the Series D Convertible Preferred
                Stock(10)
     5.1     -- Opinion and Consent of Davis, Graham & Stubbs LLP*
    10.1     -- Agreement, dated as of September 30, 1987, between the Company and
                AF-Tekniska Rontgencentralen AB(1)
    10.2     -- Addendum No. 1 to Agreement between the Company and ABB Tekniska
                Rontgencentralen AB (previously known as AF-Tekniska Rontgencentralen
                AB)(4)
    10.3     -- Works Contract and Manufacturing Agreement, dated October 28, 1988, between the Company and Storz Medical AG, as amended on January 21,
                1991(2)
    10.4     -- Master Purchase Agreement, dated October 1989, between the Company and
                Picker International, Inc.(1)
    10.5     -- Amendment, dated September 1, 1994, to the Master Purchase Agreement between the Company and Picker International, Inc.(9)
    10.6     -- Agreement, dated October 5, 1990, between the Company and Dornier
                Madizintechnik GmbH(1)
    10.7     -- Agreement, dated September 29, 1991, between the Company and Diasonics,
                Inc.(4)
    10.8     -- Cooperative Research and Development Agreement, dated September 24,
                1993, between the Company and The Regents of the University of
                California(9)
    10.9     -- Purchase Agreement, dated October 2, 1993, between the Company and
                Varian Associates Inc.(8)
    10.10    -- Purchase Agreement, dated August 29, 1994, between the Company and
                General Electric Company on behalf of GE Medical Systems(8)
    10.11    -- Royalty Agreement, dated as of April 18, 1980, between the Company and
                Jesse T. Littleton, M.D.(1)
    10.12    -- Directors Stock Option Plan(1)
    10.13    -- Non-Employee Director Stock Option Plan(7)
    10.14    -- 1985 Stock Option Plan(1)
    10.15    -- Stock Option Plan(1)
    10.16    -- Employee Stock Purchase Plan(3)
    10.17    -- Retention Bonus Plan(9)
    10.18    -- Lease Agreement, dated as of June 12, 1992, between the Company and the
                Teachers' Retirement System of the State of Illinois(8)
    10.19    -- Lease Agreement, dated July 31, 1992, between the Company and JN
                Properties(6)
    10.20    -- Security Agreement, dated November 9, 1988, between the Company and
                LaSalle National Bank, as amended on November 16, 1990(1)

                                 EXHIBIT INDEX


  EXHIBIT
   NUMBER                              DESCRIPTION OF EXHIBIT                            PAGE
- ------------                                                                             ----
    10.21    -- Amendment, dated February 14, 1992, to Security Agreement between the
                Company and LaSalle National Bank(4)
    10.22    -- Amendment, dated August 19, 1992, to Security Agreement between the
                Company and LaSalle National Bank(6)
    10.23    -- Amendment, dated March 1, 1994, to Security Agreement between the
                Company and LaSalle National Bank(8)
    10.24    -- Loan and Security Agreement, dated December 26, 1985, between Fischer
                Imaging Midwest, Inc. and American Bank of Arlington Heights and
                related Promissory Note(2)
    10.25    -- Purchase Agreement, dated as of September 10, 1992, between the Company and Murray Bloom(5)
    10.26    -- Non-Competition Agreement, dated September 18, 1992, between the
                Company and Murray Bloom(5)
    10.27    -- Amendment, dated March 1, 1994, to the Non-Competition Agreement between the Company and Murray Bloom(9)
    10.28    -- Stock Purchase Agreement, dated as of June 20, 1995, between the
                Company and General Electric Company, acting through its GE Medical
                Systems Division ("GE Medical Systems")(10)
    10.29    -- Registration Rights Agreement, dated as of June 20, 1995, between the
                Company and GE Medical Systems(10)
    10.30    -- Manufacturing and License Agreement, dated as of June 20, 1995, between the Company and GE Medical Systems(10)
    10.31    -- Amendment, dated as of June 20, 1995, to Purchase Agreement, dated as of August 29, 1994, between the Company and GE Medical Systems(10)
    11.      -- Calculation of Earnings Per Share(11)
    23.1     -- Consent of Arthur Andersen LLP(11)
    23.2     -- Consent of Davis, Graham & Stubbs LLP*
    24.1     -- Power of Attorney (included on page II-5)(12)


- ---------------

  *   To be filed by amendment.

 (1) Incorporated by reference to the Company's Registration Statement on Form S-1, File No. 33-41537, as filed with the Securities and Exchange Commission (the "Commission") on July 3, 1991.

 (2) Incorporated by reference to Amendment No. 1 to the Company's Registration Statement on Form S-1, File No. 33-41537, as filed with the Commission on July 18, 1991.

 (3) Incorporated by reference to the Company's Registration Statement on Form S-8, File No. 33-44599, as filed with the Commission on December 23, 1991.

 (4) Incorporated by reference to the Company's Form 10-K for the year ended December 31, 1991, as filed with the Commission on March 30, 1992.

 (5) Incorporated by reference to the Company's Form 8-K as filed with the Commission on September 18, 1992.

 (6) Incorporated by reference to the Company's Form 10-K for the year ended December 31, 1992, as filed with the Commission on April 12, 1993.

 (7) Incorporated by reference to the Company's Registration Statement on Form S-8, File No. 33-64032, as filed with the Commission on June 8, 1993.

 (8) Incorporated by reference to the Company's Form 10-K for the year ended December 31, 1993, as filed with the Commission on March 31, 1994.

 (9) Incorporated by reference to the Company's Form 10-K for the year ended December 31, 1994, as filed with the Commission on April 14, 1995.

(10) Incorporated by reference to the Company's Form 8-K, as filed with the Commission on July 3, 1995.

(11) Filed herewith.


(12) Previously filed.